Exhibit 1

Brookfield

A Global Asset Management Company

INVESTMENT PRINCIPLES AND FINANCIAL HIGHLIGHTS

BUSINESS PHILOSOPHY

•	Build the business and all relationships based on integrity

•	Attract and retain high calibre individuals who will grow with us over the long-term

•	Ensure our people think and act like owners in all their decisions

•	Treat our clients’ money like it is our own

INVESTMENT GUIDELINES

•	Invest where we possess competitive advantages

•	Acquire assets on a value basis with a goal of maximizing return on capital

•	Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital

•	Recognize that superior returns often require contrarian thinking

MEASUREMENT OF OUR CORPORATE SUCCESS

•	Measure success based on total return on capital over the long-term

•	Encourage calculated risks, but compare returns with risk

•	Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

•	Seek profitability rather than growth, because size does not necessarily add value

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2009	2008		2007	2006	2005
Per fully diluted common share
Cash flow from operations	$2.43	$2.33		$3.11	$2.95	$1.46
Underlying value – adjusted IFRS basis[1]	28.53	26.56		—	—	—
Market trading price – NYSE	22.18	15.27		35.67	32.12	22.37
Net income	0.71	1.02		1.24	1.90	2.72
Dividends paid	0.52	1.45	[2]	0.47	0.39	0.26
Total
Total assets under management[1,3]	$108,342	$89,753		$94,340	$71,121	$49,700
Consolidated balance sheet assets	61,902	53,597		55,597	40,708	26,058
Underlying value – adjusted IFRS basis[1]	17,850	16,369		—	—	—
Revenues	12,082	12,909		9,343	6,897	5,220
Operating income	4,515	4,616		4,356	3,653	2,214
Cash flow from operations	1,450	1,423		1,907	1,801	908
Net income	454	649		787	1,170	1,662
Diluted number of common shares outstanding	608	600		611	611	608

1.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results)

2.	Includes Brookfield Infrastructure special dividend of $0.94 and regular dividends of $0.51 per share

3.	Assets under management for 2005 through 2007 reflect the combination of fair values and Canadian GAAP carrying values

CONTENTS

Letter to Shareholders	4

Management’s Discussion and Analysis of Financial Results	13

Internal Control Over Financial Reporting	90

Consolidated Financial Statements	92

Five-Year Financial Review	128

Cautionary Statement Regarding Forward-Looking Statements	129

Corporate Governance	131

Sustainable Development	131

Shareholder Information	132

Board of Directors and Officers	133

2009 ANNUAL REPORT    1

AN OWNER, OPERATOR AND MANAGER OF REAL ASSETS

OPERATING PLATFORMS	KEY FEATURES AND STRENGTHS
RENEWABLE POWER Hydroelectric, Wind

One of the largest independent producers of renewable hydro power in North America

•164 hydroelectric power plants with approximately 4,200 MW capacity

•189 MW wind farm

•Long-life assets with minimal carbon emissions

•80% of generation under contract, providing stable and predictable cash flows

PROPERTY Office, Retail, Residential, Development

One of the largest property investors globally

•125 million square feet of commercial space (office and retail)

•Long-term leases with high credit quality tenants

•Long duration financing

•Stable and predictable cash flows

INFRASTRUCTURE Utilities, Transportation, Timberlands, Social Infrastructure

Over 100 years experience owning and operating infrastructure assets

•Long-life assets providing essential services with high barriers to entry

•Long-term contracts, many with regulated rate bases

•Competitive positions in key global markets

•Stable and sustainable cash flows

SPECIAL SITUATIONS Restructuring, Real Estate Finance, Bridge Lending

Specialty products that leverage our best-in-class operating platforms and expertise:

•Deal sourcing networks and access to deal flow

•Track record of transaction execution to fuel growth

•Focus on value creation and profitability with downside protection

PUBLIC SECURITIES AND ADVISORY SERVICES	•Investment management of equity and debt securities •Investment banking, residential brokerage, global relocations, property management services, home valuations

ASSETS UNDER MANAGEMENT Total - $108 billion	SOURCES OF CAPITAL Total - $64 billion

With a focused global reach, and local presence in 20 countries on five continents, we strive to identify and execute on investment opportunities that deliver long-term value and superior risk-adjusted returns.

Map Legend: Renewable Power ▲ Real Estate ● Infrastructure ■
20 private equity funds | BAM: NYSE, TSX, Euronext | 15,000 employees

BROOKFIELD’S INVESTED CAPITAL[1] Total – $22 billion	OPERATING CASH FLOW [2] Total – $2.0 billion

LETTER TO SHAREHOLDERS

Overview

After a slow start, 2009 turned out to be one of our more active in the past few years. We made substantial progress in most of our businesses, laying the seeds for future growth. And while it may be some time before we see the full positive impact from these investments, we believe that as the economic recovery takes hold, we will benefit increasingly from our newly acquired assets, the people we have attracted to our operations and the capital we have raised.

We recorded $1.45 billion of cash flow from operations or $2.43 per share. This is slightly higher than 2008, which is indicative of the consistency and resilience of our operating cash flows, particularly those produced by our renewable power generating and commercial office operations.

We have entered into the recovery phase of this economic cycle with our balance sheet in excellent shape, and our franchise bolstered by our performance over the last two years. We have more assets working for each common share outstanding today because we have been able to add substantial assets to the company during these last few years, and because we did not have to dilute our common shareholders at a low point in the market, to ensure our franchise survived the downturn. This should bode well for future cash flow and asset value growth.

Investment Performance

Our share performance in 2009 recovered significantly but remains well below 2007 levels. The share price ended the year up 51%; however we note that this merely represents a partial recovery from the extremely low values registered in 2008 as a result of the overall market sell-off that took virtually all share prices to levels which in most cases bore no resemblance to intrinsic values.

Our 20-year compound return, including this recent selloff and partial recovery, is 13%, while the 10-year return is 22%. As noted in the table below, this substantially exceeds comparative returns on the principal North American stock indices, but has been reduced as a result of the last few volatile years. In the future, we are going to add our International Financial Reporting Standards’ (IFRS) valuations to this table as we believe this will be the most relevant measure for the company. Over time, we will focus our reporting to you on this basis as opposed to share price, as from time to time the trading price of the shares may not reflect the true value of the business.

Annualized Total Returns

Years	Brookfield (NYSE)	Brookfield (TSX)	S&P	TSX
1	51%	30%	26%	35%
5	9%	6%	0%	8%
10	22%	19%	-1%	6%
20	13%	12%	8%	8%

Our senior management group has never been more positive on the potential for our business and we continue to hold a substantial majority of our net worth in shares of the company. We do this as we believe that our investment should compound at very respectable risk-adjusted returns over the long term, and as a result we are even more excited about the next decade than we were about the previous one.

During 2009, our approximately $20 billion of private investment funds performed generally as anticipated with virtually no significant fund underperformance for investors in what was an otherwise difficult year. We further expect that any short-term underperformance should be made up with the rebound of values ahead. As a result, we believe we are well positioned following this challenging period to continue attracting capital to the private funds we are marketing.

The investment performance in our public securities group, which manages $25 billion of fixed income and equity investments for third-party clients, was exceptionally strong given the rebound in the capital markets. Moreover, each of our investment teams

4    BROOKFIELD ASSET MANAGEMENT

handily beat their respective investment benchmarks. A standout performer was our Real Estate Long/Short Equities Fund which produced a return in excess of 100% for the year.

2009 – A Year of Opportunity

2009 was a year of outstanding opportunity for us as the global credit crisis peaked at the start of the year with a wholesale liquidation of risky investments by many investors. Investors sought shelter in the form of risk-free government bonds and cash, and this drove short-term interest rates to zero, and the yield curve to its steepest level in history.

Our investment posture over this period was focused foremost on ensuring we had more than sufficient capital to support our existing businesses; and once that was accomplished, to acquire control of new assets and businesses at discounts to their intrinsic value. As a result of supporting a number of rights offerings and acquiring various distressed assets, largely through the purchase of debt for conversion to equity, we have a significantly expanded asset base working for our shareholders and clients.

Simply stated, we believe that acquiring assets through distress situations offers one of the few ways to acquire assets at meaningful discounts to their intrinsic value. Most often these investments are made in a “distress” period for the specific industry or the company owning the assets, and almost always the capital structure is over leveraged. As a result, we are generally investing when markets are pessimistic, and the current cash flows from the assets we are acquiring have been substantially reduced. Furthermore, financing for the investments is not easily found, and therefore ensures competition is limited.

When investing in restructurings, we believe it is important to focus on asset classes we know well and have experience in operating. In making these investments we also prepare ourselves for the market environment, and sometimes the investment performance to get worse before it gets better.

Our ultimate goal from these investments is to acquire control of assets at a meaningful discount to their intrinsic values, made possible because many others are valuing them using overly pessimistic predictions of future cash flow growth.

The second half of 2009 presented us with many restructuring opportunities. Accordingly, we focused most of our investing on acquiring distress debt positions or positioning ourselves to acquire a number of distress assets. To date, we have been able to capitalize on converting some of these opportunities to investments. The following illustrates the extent of these investments, made possible by our strong financial position and the lack of competitive bids, particularly for assets requiring complex restructurings.

Shipping Terminals

We acquired the world’s largest metallurgical coal shipping terminal, Dalrymple Bay Coal Terminal. This shipping terminal on the northeast coast of Australia serves as a critical link in the export of metallurgical coal (used for steel making) from the Bowen Basin in Queensland, Australia, the most prolific low-cost metallurgical coal basin in the world. The rate base of this asset is approximately $2 billion and the rated capacity is 85 million tonnes per annum, most of which is shipped to steel companies in Japan, Korea, India and China. For context of size, this terminal ships approximately $8 billion of coal annually, which represents approximately 20% of the seaborne metallurgical coal in the world. On average two ships load daily, or about 700 ships annually, each carrying approximately $150 million of coal.

We acquired the third-largest port in the UK. This port was historically used for bulk shipping (steel, coal and other commodities) but has been in recent years

2009 ANNUAL REPORT    5

expanded to handle containers for shipments into the northern half of the UK. Recently, both Asda (Walmart) and Tesco have opened major distribution facilities at the port, and we intend to support growth of these and other similar operations over time. To this end, we own approximately 1,800 acres of land around this port which we lease or sell to users, and we also own the right to operate and receive revenue from shippers who utilize the river.

We also acquired concessions on 17 other bulk and container shipping terminals, predominantly in Europe, as well as one in Asia. We own the exclusive right to move various goods at these terminals such as bulk commodities, liquids, general cargo and containers, which should benefit substantially as the global economic recovery takes hold.

Renewable Power Generation

We began construction of a new wind farm in North America and constructed and commissioned two hydroelectric plants in Brazil. We are focused in this business on organic growth and margin expansion as fossil fuel prices drive electricity prices higher over time.

The most significant milestone during 2009 was the restructuring of our power sales in Ontario with the signing of a 20-year contract with the Ontario Power Authority. We expect that in the first year of this contract, the combination of the contracted energy price and peaking premiums, together with ancillary revenues that we will continue to earn in the market, will provide us with pricing of approximately C$80 per megawatt hour. The contract covers the significant portion of the power generated by us in Ontario, that was previously uncontracted, and contains inflation provisions that will increase the price annually over the contract life. As a result, cash flows from this contract, based on long-term average generation, should be in the range of $180 million in 2010 and grow steadily over time.

Office Properties

We increased our ownership of an office property portfolio in Australia through the restructuring of approximately A$500 million of debt issued by a fund which we acquired management rights to in 2007. The debt came due in the fund in 2009, but we were able to negotiate new terms with the lenders and completed a rights offering which resulted in our interest increasing from approximately 20% to 70%. This fund owns four high quality properties in Sydney and Melbourne encompassing one million square feet of office space, to add to our sizable presence in these cities.

We foreclosed on a 540,000 square foot, ±$250 million office property in San Francisco through a defaulted mezzanine mortgage. We intend to re-lease and reposition the property over the next few years in a city which we believe will be an attractive office market longer term.

In early 2010, we closed the purchase of a 16-property portfolio of office properties encompassing approximately three million square feet of space. This portfolio is 60% let to JPMorgan Chase on a long-term basis and is the third similar transaction we have completed with JPMorgan in the last five years.

We have also acquired a number of other property debt positions which situates us well to sponsor the recapitalization of these portfolios through 2010 and 2011.

Multi-family Apartments

We converted $140 million of defaulted debt into an ownership interest in approximately 4,000 apartment units predominantly around Washington, D.C., but also in the New York area, Chicago, and Los Angeles. We restructured the senior loan subsequent to foreclosure in the amount of $550 million with a 2016 maturity, and expect that over the next five years substantial value will surface as apartment vacancies are reduced and capitalization rates return to more normalized levels.

Retail Properties

We acquired a substantial amount of defaulted bank debt issued by General Growth Properties (GGP) at a discount to par value. GGP is currently in U.S. Chapter 11 protection but owns a large portfolio of high-quality shopping malls. The debt currently trades at par value.

Rail Infrastructure

We acquired 5,100 kilometres of rail infrastructure in Western Australia. We operate these rail tracks under a long-term arrangement with the government, and provide services to companies that operate trains and use the tracks to ship bulk commodities (iron ore, coal, minerals, grain) to ports along the west coast of Australia. These operations will benefit from increased iron ore and other mining operations coming on stream in Western Australia, and their need to transport their production to the coast. These are the only rail tracks

6    BROOKFIELD ASSET MANAGEMENT

located in Western Australia, and are therefore governed under a secure rate base regime.

Natural Gas Pipelines

We acquired a 26% interest in Natural Gas Pipeline Company of America (NGPL). NGPL is one of the largest natural gas pipelines and storage systems in the U.S., extending over 15,500 kilometres from the Gulf Coast of Mexico, and through many of the new shale gas deposits in the south, up to Chicago. This gas distribution system delivers 60% of the gas to the Chicago and northern Indiana markets, and includes 7% of the U.S. natural gas storage capacity. The system is regulated by the Federal Energy Regulatory Commission, with 60% of its capacity utilized by 10 of the major gas shippers in the U.S. We also acquired 100% of a 730-kilometre gas pipeline and the distribution network with 6,500 customers in Tasmania.

Electricity and Natural Gas Distribution

We acquired the sole gas distribution rights for liquefied propane and natural gas in the Channel Islands and the Isle of Man. We also acquired a natural gas and electricity connections business that serves 400,000 residential customers in the UK. This business is the second largest in the UK and growth over the last number of years has been significant. We also acquired a 42% interest in the second-largest provider of electricity and gas distribution services in New Zealand with over 400,000 customers on the North Island. We service 40% of New Zealand's gas connections and 16% of the electrical connections.

Global Relocation Operations

We have completed the restructuring and integration of last year's purchase of GMAC's relocation business. As a result, we now operate one of the largest global relocations firms. In simple terms, when a company or government institution wants to move an employee from one global location to another, they contact us and we work with the employee and their family to make the move as seamless as possible. Currently, we move approximately 50,000 families annually in 120 countries, and we offer one of the few global relocation services for corporations. Our recent expansion has added offices in the UK, U.S., Singapore, India and Australia, which will increase the growth of this business in the future.

Property Brokerage Operations

We own the fifth-largest property brokerage operation in the world with close to 40,000 brokers in approximately

2,000 offices across Canada, the U.S. and the UK. We built this operation through the acquisition, restructuring and integration of a number of brands over the past 10 years, with our acquisition last year of Real Living in the U.S. the latest. As the global transaction market for secondary sales of housing recovers, the profitability of these operations should correspondingly benefit.

Construction Operations

We build a substantial number of infrastructure and commercial real estate properties on a global basis. Some of this construction is for our own account, and the balance is for third parties. In Brazil, our construction operations build virtually exclusively for our own needs. In Australia, the Middle East and in the UK, we operate large third-party construction operations. We have traditionally focused on commercial properties, but in the past three years we have expanded our focus to infrastructure projects, such as hospitals and desalination plants. In this regard, and on the back of the successful near completion of the Peterborough Hospital in greater London, we were recently awarded a £700 million hospital construction project in Glasgow, Scotland and launched a A$1.8 billion hospital project in Perth, Australia in early 2009.

Brazilian Development Operations

We have been in the development business in Brazil for over 30 years, building both residential and office properties for sale, largely as condominium units (traditionally office space in Brazil has been sold floor by floor in a condominium form; and not leased as is standard in the rest of the world). We restructured this business during the last 18 months by merging with two competitors, and completed two follow-on equity offerings in 2009. The company currently has a market capitalization of over US$2 billion of which we own 43%. Last year, we sold approximately 15,000 condominium units, largely in Sao Paulo, Rio de Janeiro, Brasilia and Goiânia; and 2010 appears stronger than 2009.

2009 ANNUAL REPORT    7

Summarized Operating Base

After these investments, we have more than 15,000 people and the following assets working for you:

•	164 hydroelectric power plants generating close to 16,000 gigawatt hours of electricity, which will benefit substantially as carbon emissions are priced into the cost of electricity production;

•	Over 100 premium office properties encompassing 125 million square feet of space in world-class global cities;

•	20 shipping terminals across Europe and Australia including one of the largest metallurgical coal shipping terminals in the world, handling 20% of the seaborne metallurgical coal;

•	Over 5,000 kilometres of rail lines transporting agricultural and other commodities in Australia;

•	2.9 million acres of high value timber and prime agricultural lands in Canada, the U.S., and Brazil;

•	1 million electricity and natural gas distribution customers in the UK and New Zealand;

•	9,000 kilometres of electrical transmission lines, predominantly in Chile;

•	A part of 16,000 kilometres of natural gas pipelines, predominantly in the U.S.;

•	A land development and home construction business which sells close to 20,000 units annually in Brazil, Canada and the U.S.;

•	Many property, power and infrastructure service businesses, which earn us excellent returns and provide leading edge information to guide our business decisions; and

•	A global client relationship organization which sources and takes care of all of our valued investment relationships.

Within each of our businesses, we intend to continue to drive increased cash flows through both operational improvements, organic growth, and acquisitions when opportunities are available.

Fundraising

We completed a large number of private institutional and public capital market fundraisings in 2009. In total, we raised approximately $14 billion of third-party capital for investment. This should enable us to continue to acquire assets in the recovery phase of this market cycle while competitive bidding is still relatively restrained. Access to these significant amounts of capital from a variety of sources places us within a select group of investors who have both the ability and human resources to pursue complex recapitalization transactions on a global basis.

MILLIONS	Third-Party Capital Raisings
Power and Infrastructure
Private fundraisings	$ 1,500
Public market issuances (three placements)	1,500
Debt issuances	1,200

Property
Private fundraisings	4,000
Public market issuances (two placements)	1,000
Debt and preferred share issuances	2,500

Special Situations
Private fundraisings	1,200

Corporate and Other	1,100
$ 14,000

In a year in which the market for private fundraising was severely constrained due to global market conditions, we were very pleased to have received the support of a significant number of domestic and international institutions, including some of the world’s largest and most sophisticated pension and sovereign wealth funds. Our flexibility in approaching the market enabled us to close a number of Funds. Including our commitments, we closed a C$1.2 billion Debtor-In-Possession Fund, two infrastructure funds focused on South American country-specific opportunities, and our US$5.5 billion Real Estate Turnaround Consortium. Early indications are that 2010 will see us receive even greater support from the institutional market as investors across the globe are once again in a position to invest additional capital.

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IFRS Financial Reporting

Beginning in 2010, our financial reporting will conform to International Financial Reporting Standards (IFRS). Our first full report to you on this basis will be for the first quarter of 2010, although we have included IFRS-related information in our supplemental report, which should help you assess the impact and because it provides underlying values for much of our business.

We adopted IFRS earlier than required because we believe that over the longer term, wealth creation as measured by the increase in net asset value per share, is the most important metric for our company, and IFRS accounting enables a company such as ours to show our shareholders both cash flows and wealth created in a more transparent fashion. This method of reporting is probably more relevant for our type of company than many others and, we believe, more appropriate than current U.S. or Canadian GAAP requirements.

What was not historically reported in our financial results on a consistent basis were the increases in the values of our investments over the amount of the original invested capital. The value of assets such as ours typically increases by an amount equal to the capitalized value of the increase in the cash flows generated by the assets. This appreciation in value was generally not reflected in our financial results until such time as we sold the asset (if ever), at which point we recorded a realization gain. Under IFRS, the value increase, or decrease will be assessed regularly and added to net income or the capital base. As a result, the income and equity statement will more or less serve as a total return statement.

There are some assets which are not re-valued under IFRS as no accounting regime is perfect. For these assets, we will attempt to periodically provide you with an estimate of their value and you can choose whether or not to incorporate these amounts in assessing the value of our business. You may also wish to adjust our underlying values up or down based on whether you assess the company on a liquidation basis, or as a long-term going concern. On a liquidation basis, you may take the view that realized values would be less than the underlying values, as we own a lot of assets and liquidating them all at once might be difficult. (Definitely, this would have been the case in October, 2008.) Alternatively, if you believe that a company should be valued as a going concern at the value willing buyers and sellers would pay for assets or businesses in a normal market, then you might conclude that achievable sales prices are above their appraised values (this has been our experience in the past).

For reference, a 100-basis point change to discount rates applied to our renewable power plants and our commercial office properties would add or subtract approximately $3.7 billion or about $6.09 per share to our equity values.

The following table summarizes our tangible underlying values, as described above, although no value is attributed in this table to our asset management franchise.

		Per Share
AS AT DECEMBER 31, 2009 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Base Case	Business Value	Liquidation Value
Underlying value, IFRS basis	$ 14,956	$ 25.65
Add: Estimated excess value of assets over book value that are not included within the IFRS fair value framework (such as historical cost of land and other inventories)[1]	1,750	2.88
Underlying value	$ 16,706	$ 28.53	$ 28.53	$ 28.53
100-basis point change to power and property discount rates			6.09	(6.09)
			$ 34.62	$ 22.44
1.	Management estimate and based on trading prices of public securities which are owned but not revalued under IFRS

2009 ANNUAL REPORT    9

Market Environment

The capital markets have made a rapid recovery from the depths of 2008 and early 2009. Investment grade companies once again have access to capital at acceptable spreads, although still high relative to government yields. Capital is also available to high yield issuers at low all-in coupons and spreads. Equity markets are generally open to quality corporations, although probably at discounts to the true underlying values.

Our view is that the capital markets will continue to be volatile as the economic recovery takes hold. We expect most economic statistics to represent quarterly positive comparisons, because of both the lows experienced by the economy in 2008 and the remedial actions taken since then.

Unemployment appears to be peaking and while the recovery of employment levels is always slow, this bodes well for our short-cycle housing-related businesses, such as residential development and timberlands, which are dependent on consumer confidence and the employment outlook.

The most worrisome macro factor is the over-leverage of many of the world's largest developed economies. We believe that the U.S., however, will be able to deal with its issues through a combination of economic growth, cost containment and higher taxes (hopefully a consumption tax); as well as the sale of assets, which should drive private infrastructure funding to levels never seen before. Such extreme fiscal initiatives are only made possible when a country’s choices are limited. Given the dire alternatives, we hope that over the next 10 years, the U.S. will find a way to make these tough choices.

Goals and Strategy

Our primary long-term goal remains to achieve 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key strategies:

•	Operate a world-class asset management firm, offering a focused group of products on a global basis to our investment partners.

•	Focus our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•

Differentiate our investing by utilizing our operating experience, our global platform, and our extended investment horizons, to generate greater returns over the long-term for our shareholders and partners.

•

Maximize the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals for asset management, particularly within the property and infrastructure areas, continue to be very positive. We have seen a substantial shift by our investment partners towards our fund products, and believe our lower-risk, lower-volatility assets should become even more appealing, especially as investors continue to re-price risk in the marketplace and seek yield as compared to the minimal returns on cash and the risk with longer duration government investments.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt

Chief Executive Officer

February 19, 2010

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FINANCIAL INFORMATION AND ANALYSIS

Basis of Presentation	12

Management’s Discussion and Analysis of Financial Results	13

Consolidated Financial Statements	92

Five-Year Financial Review	128

Cautionary Statement Regarding Forward-Looking Statements	129

2009 ANNUAL REPORT    11

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. Please refer to additional disclosure regarding forward-looking statements on page 129.

BASIS OF PRESENTATION

Use of Non-GAAP Accounting Measures

This Annual Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations enables a full reconciliation between this measure and net income so that readers are able to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Information Regarding the Annual Report

Unless the context indicates otherwise, references in this Annual Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and underlying values in the Annual Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. Operating cash flow is derived from the information contained in our consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles, and is reconciled to net income within the MD&A. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

This year we have measured invested capital based on underlying value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under International Financial Reporting Standards (“IFRS”), which we believe provides a much better representation of our financial position than historical book values. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders.

The IFRS related disclosures and values in this document have been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the December 31, 2009 and December 31, 2008 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Annual Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

12    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 SUMMARY

OUR BUSINESS

Brookfield is a global asset management company with over $100 billion of assets under management.

Our business strategy is to provide world-class asset management services on a global basis, focused on real assets such as property, renewable power and infrastructure assets. Our business model is simple: utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them effectively, and then enhance the cash flows and values of these assets through our leading operating platforms to achieve reliable attractive long-term total returns for the benefit of our partners and ourselves.

We focus on assets and businesses that form part of the critical backbone of economic activity, whether they generate reliable clean electricity, provide high quality office space in major urban markets, or transport goods and resources to or from key locations. These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

The majority of our assets are invested in high quality commercial office properties, hydroelectric power generating facilities and infrastructure assets. We also develop commercial and residential properties, conduct restructuring, real estate finance and other investment activities through our special situations group; and manage fixed income and equity securities through our public securities operations.

Our business is organized into a number of leading operating groups that we have established over many years, and is comprised of more than 15,000 employees. These groups, with their broad operating capabilities and expertise, enable us to maximize the value of our operating assets, businesses and investments.

We have established a number of private and public entities to enable our clients and other investors to participate with us in the ownership of these assets. Our clients are sovereign wealth funds, pension funds, insurance companies, high net worth individual investors and retail customers on a global basis. This provides us with an important source of additional cash flow and other opportunities to create value that we believe will enable us to increase operating cash flow per share at a faster rate than if we relied solely on deploying our own capital. These activities also provide us with additional capital to pursue a broader range of transactions and expand our operating base without straining our own resources, as well as establishing important relationships with many of the world’s premier global investors.

We have two principal financial performance metrics: operating cash flow and total return, both measured on a per share basis. We define total return as the change in underlying value together with distributions to shareholders. Our goal is to achieve cash flow growth and total return over the longer term of between 12% and 15%.

2009 ANNUAL REPORT    13

Total assets under management at year end were $108 billion and were underpinned by $64_ billion of capital. We provided approximately $22 billion of this capital from our balance sheet. Institutions have invested $24 billion in our public securities portfolios and $9 billion in our unlisted funds and $9 billion is represented by the equity of various publicly listed issuers that we own and manage. The following charts illustrate the allocation of our assets under management and the related sources of capital:

ASSETS UNDER MANAGEMENT Total - $108 billion	SOURCES OF CAPITAL Total - $64 billion

We differ from most other asset management companies in three important ways. The first is the industry leading operating platforms we have built up over many years. Our commitment to maintaining these platforms has enabled us to attract and retain best-in-class people and gives us the capability to maximize the long-term cash flows and values of our assets.

The second difference is our substantial capital base and the significant amount of capital we have committed to the same investment strategies alongside our clients. This invested capital aligns our interests with our clients, generates substantial cash flows to reinvest and provides a solid capitalization to further enhance our role as a reliable sponsor of investment transactions.

The third difference is how we seek to benefit from managing assets for our clients and investment partners. The cash flow that we receive from our capital, and the breadth of our operations allow us to fund our activities without being overly dependent on large base management fee streams to cover the operating costs that we incur. This enables us to seek returns in the form of equity participations or other long-term interests which typically align well with our clients and co-investors.

The following are some of the ways we benefit from our asset management activities:

•

In many cases, we are compensated in a traditional manner, which includes a base management fee and some form of incentive return that is based on performance. As noted above, our strong cash flow position allows us to skew our returns towards performance based compensation if we choose.

•

In the case of our 50%-owned Canadian Renewable Power Fund, we purchase almost all of the electricity generated by it at a fixed rate. This provides the other investors in the Fund with cash flow stability to support a reliable high payout distribution policy, consistent with the profile of the Fund, and also provides us with additional electricity and an increased opportunity to participate in future increases (or decreases) in electricity prices.

•

We list some of our business units on public stock exchanges. For example, we took our Brazil residential business public in 2006 and since then have completed two mergers and two further equity financings. While we earned no direct compensation in respect of the capital provided by other shareholders in the business, these financings enabled us to expand the business into new geographic markets and the important middle-income segment without committing additional capital resources from our own balance sheet. The company had a record year in 2009 and we have benefitted from our participation in these increased returns as an investor. We further augmented the returns of this business for the benefit of all shareholders by utilizing our global franchise to assist it to earn higher returns than otherwise available to another local entity.

14    BROOKFIELD ASSET MANAGEMENT

Principal Business Activities and Sources of Operating Cash Flows

As at year-end, we had invested approximately $22 billion alongside our clients and co-investors. This capital generated $2.0 billion of operating cash flow and gains during 2009, prior to interest and operating costs.

Our capital is invested primarily in renewable hydroelectric power plants, commercial office properties in central business districts of major international centres and regulated infrastructure assets. These segments, together with cash and financial assets, represent over 70% of our invested capital and contribute to the strength and stability of our capitalization and underlying values.

BROOKFIELD’S INVESTED CAPITAL[1] Total - $22 billion	OPERATING CASH FLOW[2] Total - $2.0 billion

1.	Prior to corporate liabilities
2.	Prior to interest and operating costs

Asset Management and Other Service Revenues

Asset management revenues include the fees and performance returns that we earn for managing capital on behalf of investment clients. As noted above, we also receive other benefits that are reflected in our operating returns from our various platforms. We also include a broad range of property services, investment banking and construction services which we provide to customers.

Renewable Power Generation

We have one of the largest privately owned hydroelectric power generating portfolios in the world, located on river systems in the U.S., Canada and Brazil. We have chosen to focus on hydroelectric generation because of the long-life, exceptional reliability and low operating costs of these facilities. As at December 31, 2009, we owned and managed 164 hydroelectric generating stations which generate on average approximately 16,000 gigawatt hours of electricity each year. We also own and operate a 189 megawatt wind energy project as well as two natural gas-fired plants. Overall, our assets have 4,198 megawatts of generating capacity.

Commercial Properties

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. At December 31, 2009, our portfolio consisted of 166 properties containing approximately 95 million square feet of commercial space, which includes a number of high quality shopping centres in Brazil, the United Kingdom and Australia.

2009 ANNUAL REPORT    15

Infrastructure

During 2009, we completed a transaction that significantly expanded the scale of our infrastructure operations. Our infrastructure group now manages approximately $15_ billion of total assets in the following sectors: transportation (ports, rail lines); utilities (electrical and natural gas transmission); and timberlands. Our strategy is to acquire and operate high quality assets and operations that provide essential services or products and which generate cash flows that are supported by regulatory regimes or some form of barrier to entry.

Development Activities

We develop commercial properties on a selective basis, and are active in residential development throughout North America, Australasia, Brazil and the United Kingdom. We also develop agricultural lands in Brazil. These activities encompass 41 million square feet of developable commercial space, 61 million square feet of residential condominiums, 123,000 lots for residential land and 370,000 acres of agricultural land. We also conduct development activities within our renewable power generation and timberland activities.

Special Situations

We conduct a wide range of restructuring, real estate finance and bridge lending activities through investment funds with total committed capital of $5.0_ billion. Total invested capital at year end was $6.9_ billion of which our share was $1.6 billion. We also hold a number of investments that are mostly temporary in nature and will be sold once value is maximized or integrated into our core operations or new fund strategies.

Public Securities and Advisory Services

We manage fixed income and equity securities for institutional clients with a focus on the real estate and infrastructure asset classes. Assets under management in this segment totalled $24 billion at year end. We also provide specialized investment banking and transaction advisory services in North America, the United Kingdom and Brazil. The associated revenues are included in asset management revenues. We have minimal capital invested in these activities.

16    BROOKFIELD ASSET MANAGEMENT

OPERATING PERFORMANCE

Summary

We recorded solid financial and operational performance during 2009, and achieved many of our objectives. We undertook a number of initiatives to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years. We invested $2.4_ billion of equity capital in undervalued opportunities which, together with the $1.7 billion invested in similar opportunities in 2008, should provide very favourable returns over the longer term.

Operating cash flow was $2.43 per share. We were pleased with the resiliency of our two largest businesses, renewable power generation and commercial office properties, and the excellent performance of our Brazil residential business. Several of our smaller, more economically sensitive businesses, such as timberlands and our U.S. residential operations, continue to report low levels of cash flow although we believe that they will benefit as the economic recovery continues to take hold. As a result, the increase in cash flow per share was only 4.3%, below our long-term target. We have achieved a 19% growth in cash flow per share, over the past five years, which is a more appropriate time frame for measuring performance in a business such as ours.

Total return during 2009 was $2.49 per share, or 9.4%. Total return consists of our operating cash flows and the impact of unrealized valuation changes on the underlying value of our common equity. We distributed $0.52 of this return to shareholders as common share dividends and the remaining $1.97 is represented by the increase in underlying values from $26.56 per share at the beginning of the year to $28.53 at year-end. We do not have historical information to calculate a long-term growth rate for total return, but will continue to report to you on this basis in the future.

The following table summarizes the underlying values of our invested capital and our share of net operating cash flows generated by our operations over the past two years on a deconsolidated basis:

	Assets Under Management [1]		Brookfield’s Invested Capital [1]		Net Operating Cash Flow
AS AT AND FOR THE YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2009	2008	2009	2008	2009	2008
Asset management and other services	$25,386	$19,460	$803	$534	$298	$289
Operating platforms
Renewable power generation	15,280	13,793	8,318	8,478	660	466
Commercial properties	32,433	31,790	4,841	4,702	356	297
Infrastructure	15,388	7,322	1,546	1,174	64	141
Development activities	9,010	6,973	2,403	1,426	134	60
Special situations	7,730	7,162	1,631	1,622	112	283
Cash and financial assets	1,996	2,185	1,645	1,903	346	425
Other assets	1,119	1,068	945	771	—	—
	$108,342	$89,753	22,132	20,610	1,970	1,961
Less: Corporate borrowings/interest			(2,593)	(2,284)	(151)	(163)
Contingent swap accruals			(779)	(675)	(84)	(72)
Accounts payable and other/expenses			(2,028)	(2,239)	(253)	(272)
Capital securities/interest			(632)	(543)	(32)	(31)
Shareholders’ equity – IFRS basis			16,100	14,869	1,450	1,423
Unrecognized value under IFRS			1,750	1,500	—	—
Shareholders’ equity – underlying value			$17,850	$16,369	$1,450	$1,423
Per share			$28.53	$26.56	$2.43	$2.33
1.	At underlying value, excludes accounting provisions for future tax liabilities

2009 ANNUAL REPORT    17

Operating Cash Flow

Operating cash flow totalled $1.45 billion for the year compared to a similar result in 2008 and $1.9 billion in 2007. The 2007 results included a particularly large number of disposition gains.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2009	2008	2007
Operating cash flow
Total	$1,450	$1,423	$1,907
– Per share	2.43	2.33	3.11

Power generating operations produced net operating cash flow of $660 million, a significant increase over the $466 million generated in 2008. This increase reflects $369 million in gains realized on the sale of 50% of renewable assets in Ontario, offset by the impact of lower generation and spot electricity prices. Operating results in 2009 were lower than 2008, which was an exceptional year in terms of both pricing and hydro generation. Short-term electricity prices, which impacted approximately 20% of long-term average generation in 2009, were lower in part because the downturn in the economy led to decreased energy demand. We were able to secure a 20-year power sales agreement in the fourth quarter of 2009 for all of the previously uncontracted output of our Ontario operations on favourable terms, which reduces our reliance on the short-term market. Longer term, we continue to believe that demand and pricing for renewable energy will rise.

Commercial properties produced solid results during 2009. Operating cash flow increased to $356 million from $297 million. The increased contribution reflects a 2% increase in the cash flows from existing properties in local currency terms, reflecting the stability of our leasing profile, as well as the impact of lower interest rates on floating rate debt and improved results from our retail properties. The 2008 results included a higher level of realization and disposition gains as well as a dividend from our interest in Canary Wharf that did not recur in 2009. The overall occupancy level of our properties was 95.3% at year end, with an average lease term of seven years with high quality tenants and average in-place rents that are below comparable average market rents.

These two businesses continue to provide significant stability to our results as they are underpinned by high quality contractual cash flows. This stability has allowed us to grow the business over the last two years. In particular, we expanded our infrastructure operations during the year and meaningfully increased the level of third-party capital allocated to our various fund initiatives, positioning us well for growth as the economy recovers.

Infrastructure operations contributed $64 million in 2009 compared to $141 million in 2008. Timberlands results were $49 million lower as we elected to let our trees grow (and essentially build inventory for future sales at higher prices) rather than selling them at low prices. Transmission results were higher in 2008 due to favourable operating results and the monetization of Brazilian transmission interests. We expect the contribution from this sector to increase meaningfully in 2010 following our acquisition of an $8 billion diversified infrastructure business in late 2009.

Development cash flows increased substantially, to $134 million from $60 million, due to the increased activity and expansion of our Brazilian residential operations as well as the stabilization of asset values in our U.S. residential business.

Special situations cash flows were higher in 2008 than in 2009 as we recorded a number of investment gains during 2008. In addition, we recorded losses from investments in industrial businesses that faced an extremely challenging operating environment during 2009.

The contribution from cash and financial assets in 2008 reflected gains from investment strategies initiated to protect our business from adverse economic circumstances such as widening credit spreads. We eliminated most of these strategies during 2009 as capital markets recovered and, accordingly, did not benefit from gains of this nature in 2009.

Corporate expenses did not change significantly in the year and include the costs associated with running our business, including our asset management activities and carrying charges on corporate financial obligations.

18    BROOKFIELD ASSET MANAGEMENT

Underlying Values

We are adopting IFRS as our primary basis of presentation in 2010 and, as a result, the carrying values of most of our tangible assets will be revalued periodically based on fair market values. We believe this will be an important indicator of the underlying values of the company and will enable us to report to you on our progress in building value on a total return basis over a very long period of time.

Our invested equity capital was $28.53 per share at year end on an underlying value basis. Underlying values increased by $1.97 per share during 2009, which together with $0.52 of common share dividends paid to shareholders, represents a total return of $2.49, or 9.4%.

The following table presents the changes in underlying value of our common equity (i.e., shareholders’ equity excluding preferred shares) during 2009:

AS AT AND FOR THE YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total		Per Share
Underlying value, IFRS basis – beginning of year		$13,999		$24.06
Unrecognized value – beginning of year		1,500		2.50
Underlying value – beginning of year		15,499		26.56
Operating cash flow		1,450		2.43
Less: realization gains		(413)		(0.68)
Dividends paid		(341)		(0.56)
Unrealized valuation changes		(1,319)		(2.17)
Foreign currency changes		1,614		2.66
Other		(34)		(0.09)
Changes in unrecognized value during the year		250		0.38
Total changes		1,207		1.97
Underlying value, IFRS basis – end of year		14,956		25.65
Unrecognized value – end of year		1,750		2.88
Underlying value – end of year		$16,706		$28.53
Impact of a 100 bps change in discount rates on commercial office and renewable power generation values	+/- $	3,700	+/- $	6.09

The principal contributors to unrealized valuation changes were increases in the discount rates applicable to our commercial office and renewable power operations, as well as the impact of lower office rents on projected renewals and energy prices on uncontracted power sales. We provide further details on the changes in underlying values within each of our major operating platforms in the relevant platform review section.

Unrecognized values under IFRS include the value relating to assets that cannot be recognized under IFRS, such as land inventory positions that have been held for many years. We estimate these to total $1.75 billion at year end, or $2.88 per share.

Foreign currency changes relate to revaluation of our net capital invested in non-U.S. dollar terms. For example, our renewable power, commercial properties and infrastructure operating platforms manage a substantial amount of capital invested in Canada, Australia and Brazil, and each currency has appreciated against the U.S. dollar during the year by 16%, 27% and 33%, respectively.

The assumptions used in valuing our tangible assets are based on market conditions during 2009 and at year end. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of normalized economic circumstances.

We provide more details on the assumptions utilized in valuing each of our major asset classes in each of the operating segment reviews. In aggregate, however, we believe that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial office properties and renewable power generating facilities, would increase share values by $3.7 billion, or $6.09 per share, for a total value of $34.62 per share. A corresponding 100-basis point increase would have the opposite effect on share values.

2009 ANNUAL REPORT    19

Balance Sheet, Liquidity and Capitalization

Our conservative approach to financing enables us to concentrate on running our businesses and executing our strategies. We maintain substantial financial liquidity and finance our operations primarily at the asset level on a long-term, investment grade, non-recourse basis.

We continued to strengthen our balance sheet, liquidity and capitalization during 2009. We completed $4.8 billion of financings, including $700_ million at the corporate level, to supplement our liquidity and extend our maturity profile. We also invested $2.4 billion in our business to provide for further growth and value enhancement.

The following table presents a number of the key metrics we consider in assessing our financial position:

AS AT DECEMBER 31 (MILLIONS)	2009	2008
Assets under management	$108,342	$89,753
Invested capital [1]	22,132	20,610
Corporate debt [2]	3,372	2,959
Core liquidity	4,048	3,779
Equity capital [1]	16,100	14,869
– Per share	28.53	26.56
Debt-to-capitalization
– Deconsolidated	15%	14%
– Proportionately consolidated	44%	44%
1.	Based on pre-tax underlying values
2.	Includes subsidiary obligations guaranteed by the Corporation

Assets under management measured at underlying values totalled $108 billion at year end, compared to $90 billion at the end of 2008. Assets under management reflect the scale of our operations and the total assets we have working for us and our clients to generate cash flows, operating cash flows and management income.

Invested capital increased by approximately $1.5 billion, or 7%, to $22.1 billion reflecting the increase in our underlying values. The increase in corporate debt principally reflects the impact of a higher Canadian dollar on borrowings denominated in that currency, as well as long-term debt issued during the year.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.0 billion at year end, compared to $3.8 billion at the beginning of 2009. This includes $2.6_ billion at the corporate level and $1.4_ billion at our principal operating units. We continued to maintain a higher level than prior years as we continue to pursue a number of investment initiatives, notwithstanding the capital deployed during the year.

Deconsolidated and proportionately consolidated debt-to-total capitalization ratios were relatively unchanged year-over-year at 15% and 44%, respectively. The average term of our corporate debt is eight years.

DECONSOLIDATED	PROPORTIONATE CONSOLIDATION	FULL CONSOLIDATION

20    BROOKFIELD ASSET MANAGEMENT

Fee Revenues and Asset Management Activities

We continued to expand our asset management activities during the year, increasing the number of funds, third-party capital under management and associated revenues. The following table presents key metrics relating to our asset management activities over the past three years:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2007
Fee and other revenues
Base management	$131	$134	$104
Performance returns and transaction fees	78	38	155
	209	172	259
Property and construction services	89	117	43
	$298	$289	$302
Third-party capital allocations
Unlisted fund and specialty issuers	$14,848	$8,843	$7,666
Fixed income and real estate securities	23,787	18,040	26,237
Listed entities	8,552	5,046	5,285
	$47,187	$31,929	$39,188

The contribution from fees increased by $9 million during the year. Performance returns and transaction fees increased by $40 million which was offset by one-time costs incurred in relation to the expansion of our property services business.

Capital managed for others increased to $47 billion from $32 billion. Capital allocated by third-party clients to our unlisted funds and specialty issuers increased by $6.0 billion, reflecting new mandates in property, infrastructure and restructuring.

Capital in our listed entities totalled $8.6 billion at year end including the capital from co-investors in partially-owned public companies at underlying value. The increase of $3.5 billion was primarily the result of public offerings by our North American and Brazilian property companies and the expansion of our listed infrastructure businesses.

Net Income

The following table presents net income for the past three years determined in accordance with Canadian GAAP. We do not utilize net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow on page 55 of this MD&A.

The following table reconciles operating cash flow and gains to net income for the past three years:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2009	2008	2007
Operating cash flow and gains	$1,450	$1,423	$1,576
Depreciation and other non-cash provisions, net of non-controlling interests	(996)	(774)	(789)
Net income	$454	$649	$787
– Per share (diluted)	$0.71	$1.02	$1.24

Items not included in operating cash flow include non-cash items such as depreciation and amortization, accounting provisions in respect of future tax liabilities and other revaluation items that we do not consider appropriate to include in operating cash flow. These items are presented net of interests of others in partially owned business units.

2009 ANNUAL REPORT    21

PART 2 REVIEW OF OPERATIONS

OPERATING PLATFORMS

Renewable Power Generation

Highlights:

•	Generated cash flow of $660 million, including $369 million of realization gains, compared to $466 million in 2008;

•

Merged remaining directly-held Canadian renewable facilities into 50%-owned Brookfield Renewable Power Fund, establishing premier listed renewable energy company and generating $525 million of liquidity;

•	Secured 20-year contract for all previously uncontracted Ontario generation with attractive, fixed rate indexed pricing to increase stability of cash flows;

•	Invested $120 million to expand our operating base through development activities;

•	Completed approximately $1.0 billion of unsecured and project financings to extend maturity profile and optimize returns for shareholders.

The following table presents certain key metrics that we consider in assessing the performance of our power business:

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2009
Realized price	$70 Per MWh
Annual generation	15,819 GWh
Long-term average generation	15,599 GWh
% of contracted (2010) revenue
– Total	84%
– Long-term contracts	70%
Duration of long-term contracts	14 years
Debt to capitalization	38%

Business Development

During the year we transferred the remainder of our directly held Canadian operations to 50%-owned Brookfield Renewable Power Fund in two separate transactions. The fund in turn raised C$760 million in two equity issues, of which we purchased C$380 million to maintain our 50% ownership interest in the fund. As a result, all of our Canadian renewable energy facilities are now owned by this company and we generated $525 million of liquidity. At year-end, the fund had an equity market capitalization, including our 50% interest, of approximately $1.9 billion, making it the premier Canadian listed renewable energy company. This resulted in $369 million of realization gains, representing 50% of the difference between the transaction value and our historical book values.

During the fourth quarter we entered into a 20-year power sales agreement with the Ontario Power Authority for the previously uncontracted output of our Ontario operations, which is approximately 2,300 gigawatt hours annually. The contract has a base price plus an additional amount in respect of on-peak production, both of which escalate annually on a predetermined basis. We are entitled to retain any ancillary revenues such as capacity payments and carbon credits. This agreement increased the amount of generation currently under long-term contract from 51% to approximately 70% and reduces our reliance on shorter-term contracts, consistent with our objectives that we set a few years ago.

22    BROOKFIELD ASSET MANAGEMENT

We invested $120 million during the year to expand our operating base through a number of development initiatives including two facilities commissioned in Brazil with total capacity of 59 megawatts, and the expected commissioning of another 26 megawatt facility in Brazil in the first half of 2010. We also continued to advance development of a 50 megawatt wind energy project in Ontario and have now secured all of the necessary construction, credit and energy sales agreements to proceed to completion, which is expected at the end of 2010.

Summarized Financial Results

The following table summarizes our capital invested in our renewable power operations during 2009 and 2008 and our share of the operating cash flows:

	Assets Under Management		Underlying Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	2009	2008
Hydroelectric generation	$13,222	$11,839	$13,222	$11,839	$705	$796
Other forms of generation	412	346	412	346	64	90
Facilities under development	230	253	230	253	—	—
Realization gains	—	—	—	—	369	—
	13,864	12,438	13,864	12,438	1,138	886
Other assets, net	1,416	1,355	577	785	(25)	(21)
Financial leverage	—	—	(5,275)	(4,240)	(342)	(313)
Co-investor interests	—	—	(848)	(505)	(111)	(86)
Brookfield’s net interest	$15,280	$13,793	$8,318	$8,478	$660	$466

Operating Results

Variances in our cash flows are primarily the result of changes in the prices that we realize for our power and the level of water flows, which determines the amount of electricity that we can generate from our hydroelectric facilities.

The following table presents operating cash flows by principal region during 2009 and 2008:

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
Hydroelectric
United States	$362	$145	$33	$184	$397	$151	$29	$217
Canada	184	68	69	47	271	72	49	150
Brazil	159	53	9	97	128	36	8	84
	705	266	111	328	796	259	86	451
Other generation	64	16	—	48	90	14	—	76
Realization gains	369	—	—	369	—	—	—	—
	1,138	282	111	745	886	273	86	527
Other	(25)	60	—	(85)	(21)	40	—	(61)
	$1,113	$342	$111	$660	$865	$313	$86	$466

The results from our Canadian operations declined by $103 million due to lower generation, lower spot electricity prices and a lower average currency during the year. In the United States, lower prices were offset by higher generation levels while Brazil reflects expanded capacity.

2009 ANNUAL REPORT    23

Realized Prices – Hydroelectric Generation

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows
United States	6,881	$494	$132	$362	6,681	$551	$154	$397
Canada	4,723	289	105	184	5,277	360	89	271
Brazil	2,860	227	68	159	2,267	182	54	128
Total	14,464	$1,010	$305	$705	14,225	$1,093	$297	$796
Per MWh		$70	$21	$49		$77	$21	$56

The average realized price per unit of electricity sold in 2009 declined to $70 per megawatt hour (“MWh”) from $77 per MWh in 2008 due to the impact of lower spot prices on the portion of generation that we leave unhedged so as to manage variability in water flows. In addition, the above average water flows resulted in a larger amount of unhedged generation which reduced the average realized price, although it did result in additional revenues overall. This had the opposite effect in 2008 because excess generation was sold at prices higher than previously contracted sales which increased the average realized price.

Realized prices also include ancillary revenues from selling capacity reserves and from re-contracting power sales into higher priced markets. Lower realized prices contributed $102 million to the overall negative variance in the contribution from hydroelectric facilities, of which $28 million was due to a lower level of ancillary revenues and other power sales initiatives, $34 million of which reflected the impact of lower spot prices on unhedged electricity sales and the remaining $40 million reflected the impact of foreign currency fluctuation relative to the U.S. dollar. Operating costs were unchanged on a per unit basis.

Generation

The following table summarizes generation over the past two years:

					Variance of Results
					vs. Long-term		Actual
	Actual Production		Long-Term Average		Average		vs. Prior Year
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	2009	2008	2009	2008	2009	2008	2009
Existing capacity	13,128	13,532	12,438	12,465	690	1,067	(404)
Acquisitions – during 2008 and 2009	1,336	693	1,391	730	(55)	(37)	643
Total hydroelectric operations	14,464	14,225	13,829	13,195	635	1,030	239
Wind energy	433	456	506	534	(73)	(78)	(23)
Co-generation and pump storage	922	1,249	1,264	1,264	(342)	(15)	(327)
Total generation	15,819	15,930	15,599	14,993	220	937	(111)

Hydroelectric generation was 239 gigawatt hours above the production levels of 2008 as the overall base of generation grew in the year through acquisition and development. Generation in 2008 exceeded long-term average by 8% compared to 5% in 2009, although storage levels were 13% above usual levels at year end. The increased storage levels reflect our decision to shift production into the first quarter of 2010 in anticipation of higher prices. The higher generation levels impacted operating cash flows by $11 million over the year, compared to 2008.

The following table presents the capital invested in our hydroelectric facilities by major geographic region based on underlying values:

	2009				2008
AS AT DECEMBER 31, 2009 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Hydroelectric
United States	$6,044	$2,035	$158	$3,851	$6,286	$2,056	$163	$4,067
Canada	5,069	1,475	630	2,964	4,248	1,150	297	2,801
Brazil	2,109	621	60	1,428	1,305	379	45	881
	$13,222	$4,131	$848	$8,243	$11,839	$3,585	$505	$7,749

24    BROOKFIELD ASSET MANAGEMENT

Non-hydroelectric Generation

Cash flows from our non-hydro facilities, as shown in the following table, decreased due to lower generation levels at our pump storage and gas fired facilities which was in response to lower price differentials between peak and off-peak pricing and the expiry of favourable gas supply contracts.

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Co-generation and pump storage	922	$ 110	$ 76	$ 34	1,249	$ 156	$ 98	$ 58
Wind energy	433	36	6	30	456	40	8	32
Total	1,355	$ 146	$ 82	$ 64	1,705	$ 196	$ 106	$ 90
Per MWh		$ 108	$ 61	$ 47		$ 115	$ 62	$ 53

Underlying Value

The underlying value of our power generation operations was $8.3 billion as at December 31, 2009 after deducting borrowings and minority interests. The following table presents the major changes in underlying value during 2009:

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2009 (MILLIONS)
Underlying value – beginning of year	$8,478
Operating cash flow	660
Less: realization gains	(369)
Unrealized valuation change	(188)
Capital distributed	(962)
Foreign exchange	795
Working capital and other	(96)
Underlying value – end of year	$8,318

The key valuation metrics of our hydro and wind generating facilities at the end of 2009 and 2008 are set out in the following tables:

	United States		Canada		Brazil
AS AT DECEMBER 31	2009	2008	2009	2008	2009	2008
Discount rate	8.2%	8.0%	7.3%	7.7%	11.0%	10.4%
Terminal capitalization rate	8.4%	8.2%	7.9%	8.1%	11.0%	10.4%
Exit date	2029	2028	2029	2028	2029	2028

The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount and terminal capitalization rates and a $10.00 change in long-term power prices will impact the value of our net invested capital by $2.2 billion and $0.7 billion, respectively.

Contract Profile

Approximately 84% of our 2010 long-term average generation is hedged from fluctuating energy prices which provides us with significant certainty in respect of energy revenues, notwithstanding variable water levels.

2009 ANNUAL REPORT    25

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Years ended December 31
	2010	2011	2012	2013	2014
Generation (GWh)
Contracted
Power sales agreements
Hydro	9,967	9,599	8,839	8,604	8,603
Wind	535	685	685	685	685
Gas and other	397	396	398	398	134
	10,899	10,680	9,922	9,687	9,422
Financial contracts	2,216	—	—	—	—
Total contracted	13,115	10,680	9,922	9,687	9,422
Uncontracted	2,490	5,213	5,999	6,225	6,245
Long-term average generation	15,605	15,893	15,921	15,912	15,667
Contracted generation – as at December 31, 2009
% of total generation	84%	67%	62%	61%	60%
Revenue ($millions)	1,075	887	852	845	820
Price ($/MWh)	82	83	86	87	87

We increased the percentage of expected power generation sold under contract in 2010 from 70% to 84% and by approximately 15% in the years 2011 through 2014. This was due primarily to the OPA sales agreement, which covers approximately 2,300 GWh of expected annual production from our Ontario facilities and represents 15% of our expected overall generation. The average selling price for contracted power increases to $87 per megawatt hour from $82 per megawatt hour over the next five years, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower priced contracts during the period as well as the new long-term contract with Ontario Power.

Financing

We completed $1.3 billion of financings during the year, including $663 million of corporate unsecured financings with terms of three to seven years and $490 million of project level financings. These extended the average term of financing to ten years. The debt to capitalization based on underlying values was 38%. The corporate unsecured notes bear interest at an average rate of 6.3%, have an average term of seven years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

Our average cost of debt was 7.2% at year-end, compared to 6.9% at the end of 2008. With the exception of bank borrowings and a $125 million project level financing, all of our North American financings are fixed rate. Interest rates on our Brazilian financings are all at floating rates.

The maturity profile of borrowings within our power operations on a proportionate basis is set out in the following table:

	Proportionate					Consolidated
AS AT DECEMBER 31, 2009 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Unsecured
Bank facilities	$28	$122	$—	$—	$150	$150
Term debt	—	—	380	614	994	994
Project specific
Canada	201	18	122	515	856	1,475
United States	125	34	319	1,242	1,720	2,035
Brazil	41	43	58	461	603	621
	$395	$217	$879	$2,832	$4,323	$5,275
% of total outstanding	9%	5%	20%	66%	100%	100%

The 2010 project maturities include a $95 million first mortgage on a New England facility put in place three years ago, and $200 million backed by our Canadian facilities which we refinanced in early 2010 with a C$250 million perpetual preferred share issue. Maturities in 2012 include a C$400 million public bond that we expect to refinance in the normal course given the cash flows and ratings profile of the business.

26    BROOKFIELD ASSET MANAGEMENT

Commercial Properties

Highlights:

•	Generated cash flow of $356 million versus $297 million in 2008;

•

Leased 4.6 million square feet in North America in 2009, approximately twice the amount scheduled to expire at an average rate of $21 per square feet, replacing expiring leases with an average rate of $17 per square foot;

•	Global occupancy level of 95.3% (2008 – 96.9%);

•	Completed $2.8 billion of financings, including common and preferred equity, corporate debt and mortgages;

•	Disposed of non-core properties for proceeds of $272 million to provide capital for redeployment; and

•	Established $5 billion investment consortium to invest in turnaround real estate investments.

The following table presents certain key metrics that we consider important in assessing the performance of our commercial properties operations:

AS AT DECEMBER 31, 2009
Occupancy	95%
Average lease term	7.2 years
Average “in-place” rental rate	$27 /sq. ft.
Average “market” rental rate	$30 /sq. ft.
Average financing term	4 years
Debt to capitalization	57%

Business Development

We leased 4.6 million square feet in our core North American portfolio during 2009 at an average net rent of $21.41 per square foot, representing a 24% premium over the expiring leases, leading to increased in-place rent. We continue to manage our portfolios and tenant relationships on a proactive basis which can lead to opportunities to re-lease space for increased yields while minimizing vacancies.

In our commercial office development activities, we concentrated our efforts and capital on properties that were well leased and well advanced in the development process. We completed seven properties in Australia, United States and Canada at a total cost of $755 million. We have one building under construction in Perth that is 82% pre-leased to BHP Billiton, the world’s largest mining company. Overall, we added 2.1 million square feet to our portfolio and the occupancy of these properties upon completion totalled 92%. On a full year basis, these buildings should add $53 million of operating income to our earnings. We recapitalized a portfolio of Australian office properties owned within a managed fund and increased our interest from 22% to 68%. This portfolio, which encompasses approximately one million square feet and is 99% leased, is now included in our operating portfolio.

Financings completed during the year totalled $2.8 billion, including $785 million of common and preferred equity raised from minority shareholders in our North American operations. These actions significantly strengthened the capitalization and liquidity of these operations and position us well to pursue investment opportunities and manage forthcoming debt maturities.

2009 ANNUAL REPORT    27

Summarized Financial Results

The following table summarizes the capital invested by us in our commercial properties operations based on underlying values and our share of the operating cash flows:

	Assets Under Management		Underlying Value				Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009		2008		2009	2008
Office properties
North America	$19,477	$20,479	$16,932		$19,124		$1,332	$1,334
Australia	3,845	3,889	2,699		1,418		186	170
Europe	1,062	919	1,062		919		31	69
Realization gains	—	—	—		—		89	151
	24,384	25,287	20,693		21,461		1,638	1,724
Working capital	2,336	1,702	1,105		418		(71)	(23)
Mortgage debt	—	—	(13,169)		(12,122)		(651)	(793)
Subsidiary debt	—	—	(259)		(267)		(35)	(62)
Capital securities	—	—	(1,009)		(882)		(53)	(57)
Co-investor interests	—	—	(3,857)	[1]	(4,937)	[1]	(496)[2]	(485)	[2]
	26,720	26,989	3,504		3,671		332	304
Development properties	2,489	2,092	791		470		—	—
Retail properties	3,224	2,709	546		561		24	(7)
Brookfield’s net interest	$32,433	$31,790	$4,841		$4,702		$356	$297
1.	Includes $415 million (2008 – $711 million) of co-investor interests that are classified as liabilities for accounting purposes
2.	Includes $47 million (2008 – $23 million) attributable to co-investor interests classified as interest expense for accounting purposes

Commercial Office Properties

Operating Cash Flows

Variances in our cash flows are primarily the result of changes in contracted rental rates, occupancy levels and financing costs, each of which is described in more detail below.

The following table sets out the variances in operating cash flows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	Variance
Existing properties (assuming no change in foreign exchange rates)
United States	$1,130	$1,114	$16
Canada	216	208	8
Australasia	189	170	19
United Kingdom	37	38	(1)
	1,572	1,530	42
Developed or sold properties	18	12	6
Dividend from Canary Wharf	—	31	(31)
Realization gains and other	125	237	(112)
Impact of current year change in foreign exchange rates	(33)	—	(33)
Total operating cash flow	1,682	1,810	(128)
Interest expense and other	(923)	(1,044)	121
Co-investor interests	(449)	(462)	13
Impact of current year change in foreign exchange rates	22	—	22
Net operating cash flow	$332	$304	$28

Cash flow from existing properties prior to changes in foreign exchange rates and asset additions and dispositions increased by $35 million or 2% during the year which is to be expected given the stable nature of our long-term lease portfolio and the high credit quality of our tenants.

Disposition gains occurred largely in our North American portfolio. In 2009, we sold two properties in Washington D.C. in the fourth quarter realizing $50 million in gains ($25 million net of co-investor interests) and in 2008 we realized a $164 million ($80 million net of co-investor interests) gain from the sale of a partial interest in the Canada Trust office property in Toronto.

Interest expense decreased by $121 million over 2008 due largely to the impact of lower interest rates on floating rate debt in both North America and Australia. We continue to look for opportunities to lock in lower short-term rates in respect of future financings.

28    BROOKFIELD ASSET MANAGEMENT

The following table shows the sources of operating cash flow by geographic region:

	2009					2008
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Total	Interest Expense	Co-investor Interests		Net	Total	Interest Expense	Co-investor Interests		Net
North America	$757	$384	$176		$197	$781	$420	$182		$179
U.S . Core office fund	575	221	280	[1]	74	553	310	182	[1]	61
Realization gains	89	—	45		44	151	—	76		75
Australasia	193	95	19		79	164	148	41		(25)
Europe	32	38	—		(6)	38	34	—		4
Dividend from Canary Wharf	—	—	—		—	31	—	—		31
Unallocated costs	36	115	(23)		(56)	92	109	4		(21)
	$1,682	$853	$497		$332	$1,810	$1,021	$485		$304
1.	Includes $47 million (2008 – $23 million) attributable to co-investor interests that are classified as interest expense for accounting purposes

Financial Profile

The following table presents capital invested in our office properties by region:

	2009					2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital
Office properties
North America	$11,553	$7,438	$2,150		$1,965	$11,565	$7,447	$2,073		$2,045
U.S . Core Office Fund	7,147	5,457	1,244	[1]	446	8,234	5,494	2,200	[1]	540
Australasia	3,770	2,653	463		654	2,534	1,518	424		592
Europe	1,103	664	—		439	932	438	—		494
	$23,573	$16,212	$3,857		$3,504	$23,265	$14,897	$4,697		$3,671
1.	Includes $415 million (2008 – $711 million) of co-investor interests that are classified as liabilities for accounting purposes

Consolidated office property assets increased to $23.6 billion from $23.3 billion. Consolidated assets and liabilities within our Canadian and Australian operations increased due to higher currency exchange rates and the addition of four properties in Australia previously included in commercial developments that reached practical completion during the year. In addition, net invested capital increased in Australia due to reduced debt levels. This was offset by a reduction in capital in North America due to the monetization of two Washington properties in the fourth quarter of 2009.

During the year we completed $2.1 billion of financings to refinance existing properties. In North America, core office property debt at December 31, 2009 had an average interest rate of 4.8% (December 31, 2008 – 5.1%) and an average term to maturity of four years. In Australia, core office property debt had an average interest rate of 5.6% (December 31, 2008 – 6.5%) and an average term of two years.

Underlying Value

The following table illustrates the changes in underlying value of our commercial office interests during the year:

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Total
Underlying value – beginning of year	$3,671
Operating cash flow	332
Less: realization gains	(44)
Unrealized valuation change	(1,073)
Capital (distributed)/contributed	184
Foreign exchange	367
Working capital and other	67
Underlying value – end of year	$3,504

2009 ANNUAL REPORT    29

The key valuation metrics of our commercial office properties at the end of 2009 and 2008 are set out as follows:

	United States		Canada		Australia		United Kingdom
AS AT DECEMBER 31	2009	2008	2009	2008	2009	2008	2009	2008
Discount rate	8.8%	8.6%	7.4%	7.3%	9.3%	8.4%	9.6%	9.6%
Terminal capitalization rate	6.9%	7.0%	6.7%	6.6%	7.8%	6.8%	n/a	n/a
Exit date	2019	2018	2019	2018	2019	2018	n/a	n/a

The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $1.5 billion change in our common equity value after reflecting the interests of minority shareholders.

Leasing Profile

Our total portfolio worldwide occupancy rate in our office properties at the end of 2009 decreased to 95.3% compared to 96.9% at December 31, 2008. The average term of the leases was seven years, unchanged from the prior year.

							Expiring Leases (000’s sq. ft.)
	%	Average	Net Rental	Currently
AS AT DECEMBER 31, 2009	Leased	Term	Area	Available	2010	2011	2012	2013	2014	2015	2016+
North American markets
United States	94%	7.1	42,765	2,766	1,394	2,723	3,546	7,145	2,913	4,034	18,244
Canada	99%	6.8	16,561	229	851	1,284	1,154	3,425	512	2,617	6,489
Australia	97%	7.5	8,882	248	344	567	361	327	708	820	5,507
United Kingdom	100%	17.1	556	—	—	—	—	—	—	—	556
Total/Average	95%	7.2	68,764	3,243	2,589	4,574	5,061	10,897	4,133	7,471	30,796
Percentage of Total			100%	5%	4%	6%	7%	16%	6%	11%	45%

As at December 31, 2009, the average term of our in-place leases in North America was seven years. Annual lease expiries average 9% over the next four years with only 4% expiring in 2010. Average in-place net rents across the North American portfolio have increased to $24 per square foot from $23 at the end of last year, and represent a discount of approximately 15% to the average market rent of $27 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years as we did in the current year.

Average in-place rents in our Australian portfolio are A$47 per square foot, approximately 13% below market rents, and 12% higher than the average in-place rent of A$42 per square foot at the end of 2008. During the year we leased 0.2 million square feet of space at higher rates than the expiring leases. The occupancy rate across the portfolio remains high at 97% and the weighted average lease term is approximately eight years. Our fifteen largest tenants have a weighted average lease life of nine years and account for approximately 70% of our leaseable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, only 700,000 square feet, representing approximately 1% of our net rentable area, were returned to us as a result of credit events, and we subsequently re-leased approximately 90% of this space at equivalent or better rents. Furthermore, the competitive positions of our properties in their respective markets enable us to attract new tenants from lower quality buildings to fill any excess in vacant space and we are in active negotiations to lease the remainder of the space returned.

With the exception of 2013, where we have a large lease maturity with Bank of America/Merrill Lynch, no more than 7% of our total net rental area expires in any year prior to 2015 and we expect to roll over most of this space with the existing tenants and do not anticipate undue difficulty locating replacement tenants for the balance. The high quality and location of our buildings give us a high degree of confidence in this regard. Our net exposure to Bank of America/Merrill Lynch space is 1.6 million square feet, or 0.8 million square feet when reflecting our 50% ownership interest in our North American property operations. We are engaged in active discussion with Bank of America/Merrill Lynch and the sub-lease tenants to secure new leasing arrangements for this space well in advance of the 2013 maturity.

30    BROOKFIELD ASSET MANAGEMENT

Financing

We raised a total of $2.8 billion in financings and property dispositions during 2009, including extensions and renewals and excluding capital contributed by the Corporation:

FOR THE YEAR ENDED DECEMBER 31, 2009 (MILLIONS)
Corporate bank facilities	$ 751
Mortgages	1,273
Preferred shares	265
Common shares	520
$ 2,809

We hold substantial liquidity within these operations, principally at our North American property subsidiary. We finance our commercial office operations primarily with non-recourse mortgages and equity from our co-investors. We supplement this with appropriate levels of subsidiary borrowings and capital securities (which are preferred shares classified as liabilities for accounting purposes) in order to create a levelized capitalization profile to offset mortgage amortization.

The weighted average rates on our borrowings, inclusive of capital securities, by principal operating region are as follows:

	2009			2008
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average Borrowings	Interest Expense	Yield	Average Borrowings	Interest Expense	Yield
North America	$ 12,179	$ 605	5%	$ 12,931	$ 730	6%
Australia	1,614	95	6%	1,635	148	6%
United Kingdom	672	38	6%	583	34	6%
	$ 14,465	$ 738	5%	$ 15,149	$ 912	6%

Excluding our U.S. Core Fund, fixed rate financings comprise approximately 53% of our North American borrowings. The Australian financing market consists primarily of shorter-dated floating rate mortgages, however we are exploring ways to lock in interest costs at attractive prices.

The following table presents the maturity profile of our commercial office portfolio on a proportionate basis:

	Proportionate					Consolidated
AS AT DECEMBER 31, 2009 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Subsidiary level
North America	$ 49	$ —	$ —	$ —	$ 49	$ 100
United Kingdom	—	159	—	—	159	159
	49	159	—	—	208	259
Asset specific
North America	41	1,146	151	2,470	3,808	11,167[1]
Australia	566	405	678	309	1,958	1,958
United Kingdom	—	—	—	459	459	459
	607	1,551	829	3,238	6,225	13,584
	$ 656	$ 1,710	$ 829	$ 3,238	$ 6,433	$ 13,843
% of total outstanding	10%	27%	13%	50%	100%	100%
1.	Includes $415 million of liabilities that are classified as co-investor interests in our segmented disclosures.

2009 ANNUAL REPORT    31

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan-to-value. As a result, we continue to refinance most of these maturities in the normal course at similar or higher levels.

We have minimal financing requirements in North America, Europe and Brazil in 2010. We have very few maturities in our North American operations over the next three years relative to the scale of our business, with the exception of $3.7 billion of aggregate maturities within our U.S. Core Fund that mature in October 2011. Our proportionate share of these borrowings is $855 million, taking into consideration the interests of our investment partners, and consists of $648 million of property-specific mortgages and $210 million secured by a pool of commercial properties. Operating cash flows from the assets managed by us within the portfolio have improved by 37% based on in-place leases since acquiring the portfolio, which have improved the credit metrics of the portfolio. Nevertheless, our business plans permit us to deleverage the portfolio between now and maturity and we raised considerable equity capital with this in mind.

In Australia, we have three asset-specific financings coming due in 2010 which are all backed by high quality buildings which have an average lease duration of eight years and 99% occupancy levels. Accordingly, although the Australian property market typically utilizes shorter duration financing, we are comfortable that we can roll over all the debt in the normal course and on a long-term basis where possible. We also have a subsidiary borrowing of $588 million that matures in 2010 within our Australian operations which we are in the process of refinancing at a reduced level as part of establishing a long-term capitalization for this business.

Commercial Office Development Properties

The following table presents capital invested in our commercial office development activities by region based on underlying values:

	2009				2008
AS AT DECEMBER 31	Consolidated Assets	Consolidated Liabilities	Co-investor interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Bay Adelaide Centre, Toronto	$692	$367	$163	$162	$510	$226	$142	$142
Ninth Avenue, New York	286	227	30	29	269	227	21	21
Other	487	—	244	243	295	60	118	117
Australia
Macquarie Tower	—	—	—	—	230	173	—	57
City Square	247	186	—	61	94	75	—	19
Other	777	481	—	296	694	580	—	114
	$2,489	$1,261	$437	$791	$2,092	$1,341	$281	$470

We opened Bay Adelaide Centre for occupancy during the year and it is currently 74% leased. All major construction work has been completed ahead of schedule and under budget and the property will be transferred into our operating portfolio in the first quarter of 2010.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

In Australia, we completed the Macquarie Tower and three other properties during the year and transferred them to our operating portfolios. The buildings are 100% leased in aggregate. We continue development of the City Square project in Perth, which has a total projected construction cost of A$864 million, is 82% pre-leased to BHP Billiton and is scheduled for completion in August 2012.

Property-specific financing includes debt secured by Bay Adelaide Centre in North America as well as debt associated with developments in Australia and the United Kingdom, all of which we expect to refinance on a long-term basis once the properties are fully completed.

32    BROOKFIELD ASSET MANAGEMENT

Retail Operations

	Invested Capital		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Retail properties	$2,774	$2,329	$172	$152
Working capital/operating costs	11	(177)	(19)	(15)
Borrowings/interest expense	(1,580)	(1,186)	(104)	(155)
Co-investor interests	(659)	(405)	(25)	11
	$546	$561	$24	$(7)

Operating cash flows prior to debt service and co-investor interests increased to $172 million in 2009 from $152 million in 2008. We benefitted from reduced debt levels, lower short-term interest rates and currency appreciation. Many of the properties continue to undergo significant redevelopment, which continued to reduce net rent and increased costs during the year, but positions the portfolio well for cash flow growth going forward.

The following table presents the capital we have invested in our retail operations based on underlying values:

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Brazil	$2,275	$1,406	$659	$210	$1,713	$1,168	$405	$140
United Kingdom	305	256	—	49	389	257	—	132
Australia	644	357	—	287	607	318	—	289
	$3,224	$2,019	$659	$546	$2,709	$1,743	$405	$561

Consolidated assets and net invested capital increased during the year due to higher currency rates across all jurisdictions. We also invested an additional $43 million of capital in our Brazilian business. The average duration of financing on our properties is 5 years and $383 million as a proportionate share matures in 2010 and 2011.

2009 ANNUAL REPORT    33

Infrastructure

Highlights:

•	Acquired $8 billion of global infrastructure assets focused on the utility and transportation sectors;

•	Funded the acquisition with $1.8 billion of equity capital, of which Brookfield’s share totalled approximately $400 million;

•	Established three private infrastructure funds with $1.9 billion of total commitments;

•	Completed sale of Brazil transmission interests for $275 million and a 32% return;

•	Secured mandate to build $500 million transmission project in Texas;

•	Completed $0.5 billion of debt financings; and

•	Produced $64 million of operating cash flow despite challenging conditions in our timber operations.

Business Development

We acquired an $8 billion portfolio of global infrastructure assets consisting primarily of utility and transportation businesses which significantly expanded the breadth of our operations and assets under management in this segment (the “Prime Acquisition”). The acquisition was completed by our principal infrastructure entity, Brookfield Infrastructure, and consists of a 40% interest in the restructured Australian listed entity named Prime Infrastructure that owns most of the acquired portfolio, as well as a direct 49% interest in a major Australian coal terminal and a 100% interest in a UK port business. We funded the acquisition with $1.8 billion of equity, of which $0.8 billion was funded by other shareholders of Prime, $0.6 billion was funded by other investors in Brookfield Infrastructure, and $0.4 billion was funded by us in the form of additional investment in Brookfield Infrastructure.

This increases our net investment in infrastructure by $0.4 billion, increases the co-investor equity in Brookfield Infrastructure on which we earn management fees, and expands our operating base significantly. The transaction closed in mid-November therefore the contribution to cash flows in 2009 was modest. The acquired businesses are largely regulated, with the effect that approximately 80% of our operating cash flows are now generated from businesses that are regulated or underpinned by long-term contracts.

We were awarded a major contract to construct a $500 million transmission project in Texas, together with our joint venture partner. Construction is scheduled to commence in late 2010 and the project is expected to start contributing to cash flow in early 2013.

We established three unlisted infrastructure funds during 2009 with total capital commitments of $1.9 billion, including $0.5 billion from Brookfield. They include a $400 million fund focused on Colombia and our $460 million Brazil Agriland fund, as well as a larger fund focused more broadly on the Americas.

Summarized Financial Results

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Assets Under Management		Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	2009	2008
Utilities	$7,097	$3,083	$443	$449	$47	$80
Transportation	4,027	—	290	—	5	—
Timber	4,264	4,239	813	725	12	61
	$15,388	$7,322	$1,546	$1,174	$64	$141

The consolidated debt to capitalization of this business is approximately 70% and the average term to maturity is seven years. Our proportionate share of maturities over the next three years is $36 million.

34    BROOKFIELD ASSET MANAGEMENT

Utilities

The following table presents the capital invested by us in our utility operations based on underlying values:

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America	$413	$123	$155	$135	$382	$256	$(3)	$129
South America	360	—	140	220	610	22	268	320
Australasia/Europe	219	—	131	88	—	—	—	—
	$992	$123	$426	$443	$992	$278	$265	$449

Consolidated assets and net invested capital held within our utilities operations increased during the year as the sale of our Brazilian transmission lines was offset by the acquisition of interests in the following two operations through the Prime acquisition. Co-investor interests represent the interests of others in Brookfield Infrastructure, through which most of these businesses are owned.

Natural Gas Pipeline Company of America (“NGPL”): A natural gas transmission pipeline and storage system in the United States, with over 15,500 kilometres of pipeline and approximately 270 billion cubic feet of storage capacity. The system provides gas transportation and storage to approximately 60% of the Chicago and Northern Indiana market.

Powerco: New Zealand’s second largest provider of regulated electricity and gas distribution services. Powerco accounts for approximately 40% of the gas and approximately 16% of the electricity connections throughout New Zealand.

International Energy Group (“IEG”): The second largest independent provider of “last-mile” gas and electricity connection services in the UK and the sole provider of natural gas and liquid propane gas in the Channel Islands and the Isle of Man.

Tasmania Gas Network (“TGN”): The sole provider of gas distribution services in Tasmania, Australia. TGN owns approximately 730 kilometres of distribution pipeline and services approximately 6,500 customers throughout Tasmania.

We continue to hold 100% of our North American transmission business, although we sold the distribution business during 2009. We also continue to hold our 28% interest in our Chilean transmission business, of which 18% is held by Brookfield Infrastructure.

The following table presents operating cash flows for our utilities business:

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow
North America	$32	$18	$5	$9	$38	$28	$—	$10
South America	55	—	21	34	56	—	19	37
Australasia/Europe	7	—	5	2	—	—	—	—
	94	18	31	45	94	28	19	47
South America – sold in 2009	15	11	2	2	91	8	50	33
	$109	$29	$33	$47	$185	$36	$69	$80

Our utilities operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Utilities operations, excluding the results of Brazil transmission interests sold at the beginning of 2009, contributed $45 million of net operating cash flow, after deducting carrying charges and co-investor interests, compared with $47 million during 2008. We exercised our rights to sell the Brazilian transmission interests in 2008 pursuant to our original purchase agreement for an inflation adjusted return of 14.8%, and completed the transaction in mid 2009 for total proceeds of approximately $275 million.

2009 ANNUAL REPORT    35

The contribution from our Chilean transmission operations was $34 million in 2009 and $37 million in 2008. The decrease reflects $5 million of non-recurring revenue in 2008 resulting from a retroactive rate base increase, offset by the ongoing benefit of inflation indexation and growth capital expenditures which earn regulated returns. After adjusting for non-recurring items, the operating margins were 81% which is in line with historical levels.

Net operating cash flows in our North America operations declined as we sold our distribution business in the third quarter of 2009. The transmission business performed as expected.

North American and Australasia results reflect only six weeks’ contribution from NGPL and Powerco.

The valuation of our transmission operations is based on an independent valuation of our Chilean transmission business and an internal valuation of our Northern Ontario operations based on the regulated rate base. In valuing our Chilean transmission business, key assumptions included a weighted average real discount rate and terminal capitalization rates of 8.1% and a terminal valuation date of 2023. The valuation of interests in NGPL and Powerco are based on their November 2009 acquisition price.

Transportation

The following table presents the capital invested by us in our transportation operations, based on underlying values:

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Australasia	$469	$1	$251	$217	$—	$—	$—	$—
Europe	849	593	183	73	—	—	—	—
	$1,318	$594	$434	$290	$—	$—	$—	$—

Our transportation segment was established in November 2009 as part of the previously described Prime Acquisition and is held through 40% owned Brookfield Infrastructure. Co-investor interests in the foregoing table represent the 60% interest in these businesses held by our co-investors in Brookfield Infrastructure. It is comprised of the following investments:

Australasia:

Dalrymple Bay Coal Terminal (DBCT”): One of the world’s largest coal terminals, accounting for 21% of global metallurgical seaborne coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world. DBCT is owned up to 49% by Brookfield Infrastructure and 51% by Prime. Consolidated assets includes our proportionate interest in this investment, which is equity accounted.

WestNet Rail: Leases and operates approximately 5,100 kilometres of network track and related infrastructure in South Western Australia. WestNet Rail provides exclusive rail access to market for minerals and grain businesses that underpin Western Australia’s economy. Prime owns 100% of WestNet which we have included in our proportionate interest in this investment in consolidated assets.

Europe:

PD Ports: The third largest port operator in the UK by volume. Mainly operating as the statutory harbour authority out of the Port of Tees and Hartlepool in the north of the UK. We acquired 100% of PD Ports and therefore include the associated balances and results on a consolidated basis.

Euroports: A portfolio of seven port concession businesses in key strategic locations throughout Europe and in China, handling over 70 million tonnes per year. We own 24% interest in Euroports through Prime. Accordingly, assets include our pro-rata interest in the investment, which is equity accounted.

Underlying values for this segment are based on the November 2009 acquisition prices.

36    BROOKFIELD ASSET MANAGEMENT

Timber

The following table sets out the assets and liabilities deployed in our Timber segment based on underlying values:

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Western	$3,092	$1,477	$1,010	$605	$3,187	$1,478	$1,195	$514
Eastern	295	78	72	145	202	66	61	75
Brazil	161	7	122	32	103	6	—	97
Working capital	716	685	—	31	747	708	—	39
	$4,264	$2,247	$1,204	$813	$4,239	$2,258	$1,256	$725

Consolidated assets held within our timber operations and related borrowing levels were relatively unchanged during the year. We consolidated the results of all these businesses. Net invested capital rose as we increased our ownership in the U.S. Pacific Northwest operations in the first quarter of 2009. This was offset by the sale of a portion of our interest in Brazil timberlands in the second quarter of 2009 to our newly established Brazil Timber Fund. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which most of these businesses are held.

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow
North America
Western	$67	$85	$(15)	$(3)	$141	$86	$11	$44
Eastern	13	3	4	6	15	3	3	9
Brazil	9	—	—	9	8	—	—	8
	$89	$88	$(11)	$12	$164	$89	$14	$61

Net operating cash flow decreased from $61 million to $12 million in 2009 due to weak pricing and reduced harvest levels. The current pricing environment is related to the slowdown in the U.S. homebuilding industry, which has resulted in lower demand for premium species such as high quality Douglas-fir. Realized prices across our operations declined by approximately 17% while operating costs per unit were higher due to product mix and to a lesser extent, higher fuel costs. The average realized price for Douglas-fir decreased by 11% compared to the prior year.

We continue to exploit the flexibility inherent in timber management which allows us to defer harvesting until prices recover and also allows the trees to continue to grow. Our Western North American operations were able to increase exports to Asia, which provides higher margins. We sold 5.8 million cubic metres of timber during 2009, compared to 6.8 million cubic metres in 2008, with all of the decrease occurring in Western North America, primarily reflecting reduced harvest levels to preserve value.

Interest costs were in line with the prior year while co-investor interests represented a recovery due to lower cash flows. The average interest rate on Timber borrowings is 5% and the overall duration of borrowings is seven years.

We are beginning to see some positive signs of recovery. Prices have improved from the lows experienced in the second quarter of 2009 as strong supply management has resulted in very low inventories of saw logs and finished wood products. In addition, the decline in U.S. housing stocks appears to have slowed down in pace as the inventory of new and foreclosed homes continues to decline.

The valuation of our timberlands is based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% and an average terminal valuation date of 72 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

2009 ANNUAL REPORT    37

Development Activities

Development activities include the following:

•	“Residential Development” activities, which involve the development and sale of residential properties.

•

“Opportunity Investment” activities throughout, which we acquire undervalued properties with the objective of increasing their value over a three to four year horizon through leasing, re-development or other activities.

•

“Development Lands” which represent land positions, air rights and other entitlements for development activities in the future, typically three years or longer. In addition, we also develop agricultural lands in Brazil.

We also develop power generation facilities, commercial office and retail properties and ancillary land holdings within our timber operations, the results of which are included in the analysis of each respective operating platform.

Highlights:

•	Significantly expanded our Brazilian residential business through acquisitions and equity issues and achieved record sales and operating cash flows;

•	Achieved strong sales in our Alberta residential business; and

•	Acquired a 16 property portfolio in North America for repositioning in our Opportunity Fund.

Business Development

We significantly expanded our Brazilian residential development business over the past eighteen months through two merger transactions and two equity issues. This enabled us to expand into new geographic markets and added greater scale in the middle income market. The combined businesses generated record sales and cash flows during 2009 as a result of these initiatives as well as the continued strength of the Brazilian economy.

Summarized Financial Results

	Assets Under Management		Net Invested Capital		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	2009	2008
Residential	$5,320	$3,678	$1,117	$418	$90	$35
Opportunity investments	1,413	1,308	262	267	32	45
Development land	2,277	1,987	1,024	741	12	(20)
	$9,010	$6,973	$2,403	$1,426	$134	$60

Capital invested in development activities increased by $1.0 billion during the year, due primarily to equity invested into our U.S. residential business, profits retained in our Brazilian residential business, and the repayment of shorter term revolving credit facilities in our Canadian residential business with surplus cash. We completed a number of properties under development for our own use and transferred the invested capital to our commercial office portfolio.

The increase in operating cash flows is due primarily to the record results in our Brazilian operations and reduced impairment charges within our U.S. operations. We typically do not generate any operating cash flow from development lands, other than our agricultural business, until they are transferred into third-party development activities or operating portfolios.

38    BROOKFIELD ASSET MANAGEMENT

Residential Development

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Brazil	$2,897	$2,224	$473	$200	$1,413	$1,106	$222	$85
Canada	814	325	247	242	720	573	76	71
Australia	491	264	—	227	504	381	—	123
United States	926	415	145	366	939	653	164	122
United Kingdom	192	110	—	82	102	85	—	17
	$5,320	$3,338	$865	$1,117	$3,678	$2,798	$462	$418

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2008 reflecting expansion within our Brazil operations and the impact of higher currency revaluation in Canada, Australia and Brazil. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences. Borrowings in our Canadian operations decreased in 2009 as proceeds from asset sales and various equity offerings by our subsidiary Brookfield Properties were used to reduce working capital debt.

The net operating cash flows attributable to each of these business units are as follows:

	2009				2008
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)		Interest	Co-investor			Interest	Co-investor
	Total	Expense	Interests	Net	Total	Expense	Interests	Net
Operating margins
Brazil	$153	$48	$63	$42	$87	$26	$29	$32
Canada	114	—	57	57	144	—	72	72
Australia	2	20	—	(18)	4	—	—	4
United States	(12)	(33)	(1)	22	(15)	(93)	33	45
Revaluation items	(28)	—	(15)	(13)	(182)	—	(64)	(118)
	$229	$35	$104	$90	$38	$(67)	$70	$35

Brazil

We have expanded our Brazilian residential business significantly over the last three years through acquisition and organic growth. This growth has increased our market position in São Paulo and Rio de Janeiro and also established a major presence in the mid-west region of Brazil, focused on Brasilia and Goiânia. We have also extended our product offerings into the important middle income segment, thereby providing a strong complement to our traditional focus on the higher income segment. We also develop mixed use projects that include commissioned developments for sale to others.

Contracted sales during 2009 totalled R$2.3 billion ($1.3 billion) (2008 – R$1.1 billion and $600 million) representing gross sales revenues to be earned in current and future periods. The net operating cash flow from the business during 2009 was $42 million compared with $32 million during 2008. The increase is due to a higher level of construction, which increased the amount of income recognized under the percentage-of-completion basis. Combined launches of new projects totalled R$2.7 billion ($1.5 billion) (2008 – R$2.7 billion and $1.4 billion) of sales value, which positions this business well into 2010.

Canada

The Canadian operations contributed $57 million of net operating cash flow for the year, compared to $72 million in 2008. The decrease in cash flows is due primarily to lower pricing and product may offset by increased lot sales, which increased from 1,399 in 2008 to 1,756 in 2009 and by the impact of the strengthened Canadian dollar. Operating margins remained stable at 25% (29% in 2008).

We continue to benefit from our strong market position and low-cost land bank, particularly in Alberta where we hold a 27% market share in Calgary. We own approximately 15,016 acres (December 31, 2008 – 15,538 acres) of which approximately 693 acres (December 31, 2008 – 901 acres) were under active

2009 ANNUAL REPORT    39

development at year end. The balance of 14,323 acres (December 31, 2008 – 14,637 acres) is included in “Held for Development” because of the length of time that will likely pass before they are actively developed.

Australia

Our Australian operations generated $2 million of operating cash flow in 2009 compared with $4 million in 2008; however the 2009 and 2008 results were offset by an impairment charge of $18 million and $11 million, respectively. The carrying values of projects reflect our acquisition of this business in 2007 and therefore already much of the expected development profits were capitalized into the carrying values at that time. Accordingly, margins are expected to be lower in the first few years of ownership and interest costs are more likely to be expensed than capitalized.

United States

Our U.S. operations incurred $12 million of cash outflows before interest, taxes and non-controlling interests during 2009 as demand for new homes remained low. This was a modest improvement over the $15 million of cash outflows recorded during 2008. Our share of the net operating income, after taking into consideration interest, taxes and non-controlling interests was $nil, compared with a net operating loss of $44 million during 2008. The gross margin from housing sales was approximately 13%, unchanged from last year. We closed on 703 units during the year (2008 – 750 units) at an average selling price of $488,000 (2008 – $562,000) We are encouraged by the increase in the backlog, which at the end of 2009 was 187 units compared to 134 units in 2008. In aggregate, we own or control 24,245 lots through direct ownership, options and joint ventures.

Revaluation Items

During 2009 we recorded a net charge of $13 million (2008 – $118 million) in respect of revaluation items. These included a gain of $27 million on the dilution of our interests in our Brazilian operations arising from an equity offering (2008 – $18 million charge on dilutions arising from a merger) This was offset by our share of impairment charges in respect of higher cost land positions, including options, recorded in our U. and Australian operations of $22 million (2008 – $89 million net charge) and $18 million (2008 – S. $11 million net charge), respectively.

Opportunity Investments

We operate two niche real estate opportunity funds with $515 million of invested capital. Our current investment in the funds is $262 million and our share of the underlying cash flow during 2009 was $32 million (2008 – $45 million) In February 2010, we acquired a 2.9 million square foot portfolio from a major financial institution which has in turn leased the majority of the space. This is the third such transaction we have completed in the past two years comprised of 16 properties throughout the United States.

Development Land

The following table presents the capital invested by us in longer term development land. The values of residential lots in this table are based on historical book values consistent with both IFRS and Canadian GAAP whereas rural development lands, are carried at underlying values under IFRS.

	2009				2008
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Residential lots
North America	$797	$—	$399	$398	$718	$—	$359	$359
Brazil	691	129	320	242	660	367	167	126
Australia and UK	398	396	—	2	353	344	—	9
Rural development lands
Brazil	391	9	—	382	256	7	2	247
	$2,277	$534	$719	$1,024	$1,987	$718	$528	$741
1.	Includes rural development lands based on IFRS underlying values and residential lots based on management prepared estimates

40    BROOKFIELD ASSET MANAGEMENT

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 11,500 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold 14,323 acres in total. We also hold approximately 16,000 residential lots, homes and condominium units in our markets in Australia and New Zealand, which will provide the basis for continued growth. We increased our holdings in Brazil through a corporate acquisition and a merger during the year.

Rural Development Lands

We own approximately 370,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline and additive substitute. We also hold 32,800 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time. The increase in carrying values during 2009 reflects an increase in the annual revaluation of the land and the impact of higher currency exchange rates during the year.

Underlying Value

The historical book value of our development assets after deducting borrowings and minority interests was $2.4 billion as at December 31, 2009 equal to our invested capital.

The valuation of residential development assets and residential lots within the Development Land segment, are considered inventory for these purposes, and are recorded at the lower of the existing carrying value discounted and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete. Many of our land holdings were acquired many years ago and we believe the underlying value of these lands exceeds the carrying values for IFRS purposes by approximately $0.6 billion, net of minority interests. Accordingly, we reflect this excess value as “unrecognized value under IFRS” in determining the underlying value of our shareholders’ equity.

Rural development lands for agricultural purposes are carried at fair value under IFRS.

2009 ANNUAL REPORT    41

Special Situations

Special Situations include our restructuring, real estate finance, bridge lending activities, which are conducted primarily through funds that we manage, and other investments that fall outside of our main strategies and operating platforms.

Highlights:

•	Operating cash flow of $112 million compared to $283 million in 2008;

•

Arranged the sale of Concert Industries (“Concert”), a restructuring investment, for C$247 million, representing a total return of 20% over a five and a half year period (representing an approximate $30 million gain to Brookfield) and net proceeds to us of $83 million. This transaction closed in February 2010;

•	Acquired interests in three groups of properties within our real estate finance operations through foreclosures and consensual restructurings;

•	Collected $297 million of bridge loans, providing liquidity for new initiatives; and

•	Invested $120 million in Norbord Inc. as part of a rights offering to reduce leverage in the company, increasing our fully diluted interest from 62% to 79%.

Summarized Financial Results

The following table presents the underlying value of the capital invested in our Special Situations activities, together with our share of the operating cash flows:

	Assets Under Management		Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	2009	2008
Restructuring	$2,050	$1,759	$613	$426	$36	$13
Real estate finance	3,170	2,497	336	299	20	26
Bridge lending	585	695	100	188	13	39
– Disposition gain	—	—	—	—	—	48
	5,805	4,951	1,049	913	69	126
Other investments	1,925	2,211	582	709	43	157
	$7,730	$7,162	$1,631	$1,622	$112	$283

Operating cash flow in 2009 was $112 million, which included a $69 million contribution from our specialty funds and $43 million from our portfolio of other investments. The 2008 results reflected $126 million from our specialty fund operations, including a $48 million gain on convertible debentures acquired as part of a bridge financing, and $157 million from our other investments, which included a number of disposition gains.

Capital invested in these activities was largely unchanged year over year. We increased the amount of capital deployed in our restructuring and real estate finance businesses to take advantage of investment opportunities and reduced the capital in other investments as a result of dispositions.

Restructuring

We operate two restructuring funds with total invested capital of $1.3 billion and remaining uninvested capital commitments from clients of $110 million. Our share of the invested capital is $613 million.

The portfolio consists of 10 investments in a diverse range of industries. Our average exposure to a specific company is $62 million and our largest single exposure is $213 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams that protect our capital. As noted above, we sold our investment in Concert in February 2010 to a strategic purchaser, and will recognize a gain in the first quarter of 2010. The investment is included in our portfolio at year-end at its book value.

Our share of the operating cash flow produced by these businesses during the year was $36 million, compared to $13 million in 2008. The increase reflects continued improvement at Concert and our U.S. containerboard manufacturing operations, including tax credits and incentives relating to energy conservation practices. We expect that the majority of our investment returns will come in the form of disposition gains as operating cash flows during the restructuring period are typically below normalized returns.

42    BROOKFIELD ASSET MANAGEMENT

The continued economic uncertainty and the strain on many corporate balance sheets from the recent recession continue to give rise to opportunities for us to assess.

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $400 million. We had $336 million of capital invested in these operations at year end (2008 – $299 million). There are $211 million of uncalled capital commitments, of which our clients have committed $153 million and we have committed $58 million.

These activities contributed $20 million of net operating cash flow during 2009 compared to $26 million in 2008.

	Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Total fund investments	$2,787	$2,023	$ 67	$ 126
Less: borrowings	(1,699)	(1,129)	(25)	(58)
Less: co-investor interests	(755)	(617)	(22)	(44)
Net investment in real estate finance funds	333	277	20	24
Securities – directly held	3	22	—	2
	$336	$299	$ 20	$ 26

All of our real estate securities were performing at year-end with the exception of three positions representing invested capital of $205 million (our share – $64 million). We have acquired the underlying assets in two of these situations and are in the process of restructuring the third position and expect to earn a favourable return on our original capital in each of these circumstances. This resulted in consolidation of the assets and associated initiatives.

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer term horizon. We have matched terms in respect of asset and liability positions with an overall asset and a liability duration of three years. In addition, both our asset returns and net corresponding liabilities are subject to changes in short-term floating rates.

Notwithstanding the continued stress in the real estate debt capital markets, market values for real estate securities have strengthened considerably, which has reduced the number of acceptable investments. We believe, however, that the magnitude of commercial real estate loan maturities in the coming years will give rise to attractive investment opportunities and we are executing strategies to provide us with additional capital for this purpose.

Bridge Lending

The net capital invested by us in bridge loans declined to $100 million from $188 million due to collections and our adoption of a more cautious approach to new loan commitments. In addition to our own capital, we also manage $412 million in loan commitments on behalf of clients, which include a number of major financial institutions. During the year, we arranged $37 million in financings on their behalf and co-invested $26 million alongside them.

Our portfolio at year end was comprised of six loans, and our largest single exposure at that date was $54 million. Our share of the portfolio at year end has an average term of seven months excluding extension privileges.

Other Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

2009 ANNUAL REPORT    43

The net operating cash flow generated by these investments declined to $43 million from $157 million in 2008. We realized a gain in each of 2009 and 2008 related to the disposition of 20 million common shares of Norbord Inc. (“Norbord”) as settlement for exchangeable debentures issued in September 2004. In addition, in 2009 we concluded the sale of our U.S. insurance operations for proceeds of $130 million and a gain of $15 million.

	Underlying Value		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Industrial	$256	$271	$41	$20
Infrastructure	81	70	6	6
Business services	174	337	1	131
Property and other	71	31	(5)	—
	$582	$709	$43	$157

Industrial

We hold a 79% fully diluted interest in Norbord, which is the second largest and lowest cost manufacturer of oriented strand board in North America. The substantial downturn in the U.S. housing market resulted in lower volumes and prices for Norbord’s products, resulting in operating losses, however both prices and volumes have recovered significantly in recent months. We invested a further $200 million to increase our interest to its current level through participation in a rights offering of common shares to all shareholders, of which $120 million was funded in early 2009 and $80 million was funded in late 2008. The market value of our investment in Norbord at year end was $550 million based on the stock market prices.

Fraser Papers Inc. (“Fraser Papers”) and our privately held forest products operations faced a particularly difficult environment for their products in recent years, which resulted in substantial operating losses. Fraser Papers entered bankruptcy protection during 2009. We have put forward a plan that will allow the viable portions of the business to continue, thereby providing continued employment to a number of the present employees, and expect to preserve the value of our invested capital.

Infrastructure

Our infrastructure investments represent coal rights that entitle us to royalties and net profit interests in central Alberta and British Columbia.

Business Services

Business services include the provision of property and casualty products in Canada. We are winding down our re-insurance business through an orderly runoff and completed the sale of our U.S. property and casualty operations during the year. We manage the securities portfolios of these operations, which totalled $0.8 billion and consist primarily of highly rated government and corporate bonds, through our investment management operations. These operations generated operating cash flow of $1 million in addition to a disposition gain of $15 million.

We recorded $131 million of cash flows in 2008, which included $96 million of gains on the dispositions of a medical software business, a joint venture interest in Brazil with Accor S.A., and an interest in a Brazilian panelboard manufacturer.

Underlying Value

The net asset value of our special situations operations was $1.6 billion as at December 31, 2009 for the purposes of preparing our pro forma IFRS balance sheet consistent with 2008. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations. Certain investments continue to be carried at historical book value for IFRS purposes, which we estimate as having the incremental unrecognized value of approximately $0.4 billion that we include in “unrecognized value under IFRS”.

44    BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT AND OTHER SERVICES

We earn fees and other sources of income for providing a wide range of asset management and related services to our clients. These include fees in respect of managing private funds, listed issuers and portfolios of fixed income and equity securities, investment banking services and a broad range of property and construction services including leasing, relocation services and facilities management.

	Operating Cash Flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Base management fees[1]	$131	$134
Performance returns[1]	22	6
Transaction fees[1]	44	15
Investment banking[1]	12	17
	209	172
Property services[2]	18	43
Construction services [2]	71	74
	$298	$289
1.	Revenues
2.	Net of direct expenses

Asset Management Fees

Base Management Fees

Base management fees remained stable as additional fees from new funds launched during the past two years and an increase in the capital committed to existing mandates, were offset by lower fees in our investment management business due to a decline in the market values of assets managed and lower average foreign exchange rates on non-U.S. funds. Fees earned within our Infrastructure activities increased due to the issuance of additional equity by Brookfield Infrastructure Partners to fund a major acquisition and increased capital commitments to private funds. As at December 31, 2009, annualized base management fees on existing funds and assets under management amounted to $140 million (2008 – $130 million).

The following table presents the base management fees earned in respect of each of our operating platforms:

	Base Management Fees
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Unlisted funds and specialty issuers
Commercial properties	$28	$27
Infrastructure	26	21
Development activities	5	4
Special situations	23	26
Other	6	6
	88	84
Investment management – public securities	43	50
	$131	$134

Performance Returns and Transaction Fees

We earned $22 million of performance returns from clients, compared to $6 million in 2008, largely within our public securities activities, as a result of exceeding performance targets. The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that typically defer recognition in our financial statements. Accumulated performance returns, which represent amounts that we would receive from funds based on performance to date but which cannot be recognized for accounting purposes, totalled $36 million at the end of 2009, compared to $65 million at the end of 2008.

2009 ANNUAL REPORT    45

Transaction Fees

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees. During the year, we earned an $11 million fee in connection with our sponsorship and recapitalization of a large infrastructure business, which we subsequently relaunched as Prime Infrastructure (see our Infrastructure segment review). In addition, we earned $25 million in fees from the expansion of our real estate brokerage network.

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil and contributed $12 million of fees during 2009. The group advised on transactions totalling $9.3 billion in value during the year, and secured a number of prominent mandates.

Other Services

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Although revenues increased due to a higher level of activity within our facilities management operations and the expansion of our operating base in Australia and the acquisition of GMAC’s North American real estate services business, the net contribution was reduced by $31 million of restructuring charges associated with the acquisitions.

Construction Services

We completed a number of major projects, recorded positive cash flow and secured a number of major contracts that added $2.4 billion to our order book and positions us for profitable growth.

The following table summarizes the operating results from our construction operations during the past two years:

	Net Operating Cash flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Australia	$ 18	$ 25
Middle East	46	48
United Kingdom	7	1
	$ 71	$ 74

The revenue work book totalled $6.5 billion at the end of the year (December 31, 2008 – $4.8 billion) and represented approximately two years of scheduled activity. The increase reflects new contracts awarded totalling $2.4 billion and the impact of foreign exchange revaluation on Australian and UK revenues.

The following table summarizes the work book at the end of the year:

AS AT DECEMBER 31 (MILLIONS)	2009	2008
Australia	$ 2,743	$ 2,254
Middle East	1,969	1,828
United Kingdom	1,742	727
	$ 6,454	$ 4,809

46    BROOKFIELD ASSET MANAGEMENT

Third-Party Capital

The following table summarizes third-party commitments at the end of the past two years:

	2009			2008
AS AT DECEMBER 31 (MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and specialty issuers
Commercial properties	$ 2,380	$ 4,600	$ 6,980	$ 2,361	$ 600	$ 2,961
Infrastructure	3,818	—	3,818	2,657	—	2,657
Development	—	291	291	—	185	185
Special situations	3,098	661	3,759	2,476	564	3,040
	9,296	5,552	14,848	7,494	1,349	8,843
Public securities	—	—	23,787	—	—	18,040
Other listed entities	—	—	8,552	—	—	5,046
	$ 9,296	$ 5,552	$ 47,187	$ 7,494	$ 1,349	$ 31,929

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves.

Third-party capital commitments to these funds increased by $6 billion during the year. We established a $5 billion real estate turnaround consortium, with $4 billion of capital allocations from a group of major global institutions and $1 billion from ourselves. The consortium is structured in a similar manner as co-investment rights, with each investor committing capital on a transaction by transaction basis, but with the fee arrangements determined in advance.

Commitments to our infrastructure funds increased with the issuance of additional equity by Brookfield Infrastructure Partners to fund a major acquisition and additional capital commitments to unlisted funds, including funds targeted at each of Peru and Colombia. We launched a C$1 billion debtor-in-possession fund within our Special Situations group that targets Canadian companies undergoing financial restructurings.

Public Securities

We specialize in fixed income and equity securities with a particular focus on distress real estate and infrastructure. Our fixed income mandates are managed in New York and our equity mandates are managed in Chicago. Our clients are predominantly pension funds and insurance companies throughout North America and Australia.

The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities as opposed to physical assets.

	Total Assets Under Management		Third-Party Commitments
AS AT DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Real estate and fixed income securities
Fixed income	$ 17,589	$ 15,199	$ 17,589	$ 15,078
Equity	6,218	2,962	6,198	2,962
	$ 23,807	$ 18,161	$ 23,787	$ 18,040

Co-investor commitments increased by $5.7 billion during 2009 primarily due to an increase in value of securities under management. We secured $4.0 billion of new advisory mandates during the year offset by $3.1 billion of redemptions.

2009 ANNUAL REPORT    47

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and to provide us with additional capital to expand these operations. This includes common equity held by others in Brookfield Properties, Brookfield Incorporações, Brookfield Infrastructure Partners and Brookfield Renewable Power, among others.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	Variance
Operating costs	$250	$263	$(13)
Cash income taxes	3	9	(6)
	$253	$272	$(19)

CORPORATE CAPITALIZATION, LIQUIDITY AND OPERATING COSTS

In this section, we review our corporate (i.e., deconsolidated) capitalization, liquidity profile and operating costs.

Liquidity Profile

We maintain a high level of liquidity to ensure that we are in a strong position to execute our business plans and react quickly to potential investment opportunities and adverse economic circumstances.

Our core liquidity consists primarily of cash and financial assets as well as committed lines of credit. This liquidity is regularly supplemented by the free cash flow generated within Brookfield’s operations, which is typically in the range of $1.5 billion annually, and the periodic monetization of assets and financing transactions.

As at December 31, 2009, our consolidated core liquidity was approximately $4 billion, consisting of $2.6 billion at the corporate level and $1.4 billion within our principal operating subsidiaries.

We have maintained significantly higher liquidity levels over the past two years as a result of the challenging economic circumstances and increased potential for attractive investment opportunities. We increased the liquidity at our North American property company, as we expect that commercial office transactions will be a primary area of activity for us over the next 24 months.

In addition to our core liquidity, we have $6.7 billion of uninvested capital allocations from our investment partners that is available to fund qualifying investments.

Cash and Financial Assets

We hold financial assets, cash and equivalents that are available to fund operating activities and investment initiatives.

We acquire selective positions in common shares, high yield bonds and distressed debt that are supported by attractive businesses and assets when we believe they trade at meaningful discounts to their underlying value. The ownership of these investments may facilitate our participation in future restructuring or acquisition transactions.

48    BROOKFIELD ASSET MANAGEMENT

We also establish positions in respect of broader economic and capital markets trends such as credit spreads, foreign currencies and interest rates. These positions may be established to protect our existing capital or to create additional value.

	Underlying Value		Operating Cash flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Financial assets
Government bonds	$547	$521
Corporate bonds	290	411
Other fixed income	115	172
High-yield bonds and distressed debt	694	88
Preferred shares	282	272
Common shares	184	202
Loans receivable/deposits	(150)	368
Total financial assets	1,962	2,034	$376	$476
Cash and cash equivalents	34	151	—	—
Deposits and other liabilities	(351)	(282)	(30)	(51)
Net investment	$1,645	$1,903	$346	$425

Net cash and financial asset balances decreased to $1.6 billion during 2009 from $1.9 billion at the end of 2008 due to the sale of government and corporate bonds which is partially offset by the acquisition of distressed debt securities. In addition to the carrying values of financial assets, we hold common equity positions with a notional value of $75 million (2008 – $nil) through total return swaps and hold protection against widening credit spreads through credit default swaps with a total notional value of $0.4 billion (2008 – $2.5 billion). The market value of these derivative instruments reflected in our financial statements at December 31, 2009 was $3 million (2008 – $30 million). Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short.

The 2009 operating results include $181 million of investment gains, compared to $278 million in 2008. The balance of the income is derived primarily from dividends and interest. The gains include $62 million (2008 – $151 million gains) from foreign currency positions and $8 million of losses from our portfolio of credit default swaps (2008 – $134 million of gains).

Corporate Capitalization

Our corporate capitalization consists of financial obligations of (or guaranteed by) the Corporation as set forth in the following table:

	Underlying Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Corporate borrowings
Bank borrowing and commercial paper	$388	$649	$21	$33
Term debt	2,205	1,635	130	130
	2,593	2,284	151	163
Contingent swap accruals	779	675	84	72
Accounts payable and other accruals	2,028	2,239	253	272
Capital securities	632	543	32	31
Shareholders’ equity
Preferred equity	1,144	870	43	44
Common equity	14,956	13,999	1,407	1,379
	16,100	14,869	1,450	1,423
Total corporate capitalization	$22,132	$20,610	$1,970	$1,961
Debt to capitalization	15%	14%
Interest coverage			7x	7x
Fixed charge coverage			6x	5x

2009 ANNUAL REPORT    49

Corporate Borrowings

Bank borrowing and commercial paper represent shorter term borrowings that are pursuant to or backed by $1,445 million of committed corporate revolving term credit facilities. Approximately $125 million (2008 – $104 million) of the facilities were also utilized for letters of credit issued to support various business initiatives. The facilities are periodically renewed and extended for three to four year periods at a time. Currently, $1,195 million of the facilities are scheduled to expire in 2012 and the balance in 2011. Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (2008 – nine years) and over 90% of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at year end, compared to 5% at the end of 2008. As shown in the table below, we have a $200 million bond maturity in 2010 and borrowings under a small number of bank facilities in 2011 that expire if not renewed earlier.

					2013
AS AT DECEMBER 31, 2009 (MILLIONS)	Average Term	2010	2011	2012	& After	Total
Commercial paper and bank borrowings	2	$—	$18	$370	$—	$388
Term debt	9	200	—	422	1,583	2,205
	8	$200	$18	$792	$1,583	$2,593

Corporate debt levels increased by $212 million during the year to fund investment activities and $97 million due to foreign exchange. We decreased our bank borrowings by $261 million and replaced the financing with the issuance of C$500 million of 8.95% publicly traded term debt due June 2014 in order to extend our maturity profile.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $779 million in respect of these contracts which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded an amount of $122 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and consistent with the principle of conservatism will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are classified as liabilities for Canadian GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities, are recorded as interest expense.

The carrying values of capital securities increased to $632 million from $543 million due to the higher Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at December 31, 2009 was 6% (2008 – 6%) and the average term to the holders’ conversion date was four years (2008 – five years).

50    BROOKFIELD ASSET MANAGEMENT

Shareholders’ Equity

	Underlying Value [1]		Book Value [2]
AS AT DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Preferred equity	$ 1,144	$ 870	$ 1,144	$ 870
Common equity	14,956	13,999	6,403	4,911
	$ 16,100	$ 14,869	$ 7,547	$ 5,781
1.	Based on procedures and assumptions, excluding future tax provisions and underlying values not otherwise recognized under IFRS
2.	Based on Canadian GAAP financial statements

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders, and was unchanged during the year. The average dividend rate at December 31, 2009 was 5%. We issued C$300 million ($274 million) of perpetual preferred shares during 2009 with an initial coupon of 7% that resets every five years unless previously redeemed by the Corporation.

We repurchased 1.5 million common shares during the year at prices ranging from $11.46 per share to $16.05 per share, with an average price of $12.09 per share. Further details on the components of our equity and related distributions can be found on pages 66 and 67.

The underlying value of our equity is $16.1 billion ($25.65 per share) on a pre-tax basis. The market capitalization of our equity, reflecting our share price at year end, was $12.7 billion. Our book value of $7.5 billion reflects the depreciated historical cost of many assets, such as office properties and hydroelectric facilities, which were acquired many years ago for values significantly below what they are worth today.

Interest Expenses

Interest costs include interest expense on corporate obligations and average rates are set out in the following table:

	2009			2008
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average Outstanding	Interest Expense	Average Rate	Average Outstanding	Interest Expense	Average Rate
Bank facilities and commercial paper	$ 373	$ 21	6%	$ 480	$ 33	7%
Term debt	1,951	130	7%	1,821	130	7%
Contingent swap accruals	723	84	11%	627	72	11%
Capital securities	579	32	6%	566	31	6%
	$ 3,626	$ 267	7.4%	$ 3,494	$ 266	7.6%

The average rate declined from 7.6% to 7.4% due to lower rates on floating rate debt.

Working Capital

Other Assets

The following is a summary of other assets:

AS AT DECEMBER 31 (MILLIONS)	Underlying Value
	2009	2008
Accounts receivable	$ 193	$ 243
Restricted cash	207	97
Intangible assets	43	31
Prepaid and other assets	502	400
	$ 945	$ 771

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units.

2009 ANNUAL REPORT    51

Other Liabilities

	Underlying Value
AS AT DECEMBER 31 (MILLIONS)	2009	2008
Accounts payable	$ 278	$ 208
Insurance liabilities	721	991
Other liabilities	1,029	1,040
	$ 2,028	$ 2,239

Other liabilities include $122 million of mark-to-market adjustments in respect of contingent swap accruals (see page 50).

OUTLOOK

We continue to organize our operations in a manner that we believe provides an important measure of stability, consistent with our long-term business strategy. This has enabled us to avoid many, although not all, of the consequences of the recent downturn in the economy. While we are not immune to these factors, which include a rise in unemployment, a drop in consumer and business confidence and spending, we believe we are positioned to produce favourable returns overall and to complete favourable growth initiatives in the near future.

The majority of our capital is invested in high quality long duration assets whose outputs and cash flows are underpinned by either long-term contracts with high credit quality counterparties or regulated rate base arrangements. We match fund our long-life assets with predominantly non-recourse long-term financing to ensure a stable capital structure and reduced exposure to refinancing risk and changing interest rates. These assets generate a substantial portion of our operating cash flow annually and provide significant stability to our operating results. We have, however, invested a portion of our capital into higher yielding cyclical or shorter duration assets whose outputs and cash flows tends to be significantly impacted by changes in either the macroeconomic environment or industry specific conditions. We pursue opportunistic investments during difficult economic times with the objective of acquiring high quality assets at relatively higher yields. Accordingly, we maintain a high level of liquidity to ensure we are prepared for short term capital requirements and have the financial flexibility to pursue growth initiatives.

While the current environment may constrain our ability to increase operating cash flows in the near term, we remain confident in our ability to achieve our long-term objectives in that regard. Furthermore, we believe we have been, and will continue to have the opportunity to make investments during this period at very favourable values that will create attractive shareholder value in the future.

Our renewable power operations entered 2010 with water levels that were 13% above long-term averages. As a result, we believe we are well positioned to achieve our targets of long-term average generation in 2010 based on current storage levels if normal hydrology conditions prevail. We have contracted pricing for approximately 84% of our generation over 2010, which significantly mitigates the impact of lower spot electricity prices and as a low cost producer of electricity, we are able to sell electricity at a favourable margin under most market conditions.

In our office property sector, leasing demand has recovered from the lows of 2009, but is still suffering from the effects of the economic slowdown. Our occupancy levels, however, are at 95% across our portfolio and only 4% of the space within our managed portfolio is scheduled to come off lease in 2010 of which a large portion is customarily renewed in the normal course. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with the existing tenants. Furthermore, we believe our in-place rents continue to be below market. In North America, the average expiring rates in 2010 are $23 per square foot compared with an estimated average market rate of $27 per square foot, representing a significant margin of safety to ensure we can at least maintain and hopefully increase rental rates. A general lack of development, especially in central business districts, has also created stability from a supply perspective. Nevertheless, a prolonged economic downturn could lead to tenant bankruptcies and lower market rents which could reduce our cash flows. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates give us a high level of confidence that we can achieve our operating targets in 2010.

52    BROOKFIELD ASSET MANAGEMENT

We expect our infrastructure businesses to provide increased operating returns, consisting of stable returns from our existing regulated businesses and a full year’s contribution from businesses acquired in late 2009. We expect our timber operations to continue to experience demand and pricing weakness in 2010 due to the state of the U.S. homebuilding sector, which has caused us to reduce harvest levels in order to preserve value. We expect to increase harvest levels once timber prices recover and our current surplus of merchantable inventory should allow us to harvest in excess of long-run sustainable yield for a period of 10 years in both Canada and the U.S.

Residential markets in Brazil and Canada continue to perform well but remain difficult in the United States. The current supply/demand imbalance in U.S. markets has reduced operating margins and must be worked through before we experience margin improvements and volume growth. Most of the land holdings within our Canadian land operations were purchased at favourable values and therefore have an embedded cost advantage today. This has led to favourable margins in this region. We expanded our Brazilian operations and are well positioned to benefit from our increased contribution from these operations during 2010.

We continue to expand our special situations operations by committing additional resources and launching new funds. We will focus on maintaining or increasing the level of invested capital by deploying the capital from new funds. We expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations, and more attractive pricing for our real estate finance group, although the same conditions will likely reduce opportunities to monetize investments and the opportunity to recognize disposition gains.

The value of the U.S. dollar against various currencies can significantly impact the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The prevailing low interest rate environment in most economies has a beneficial impact on our results, although this is limited because most of our financings are fixed rate in nature. Similarly, the long-term nature of our borrowing base and the relatively low proportion of annual debt maturities lessens the impact of changing credit spreads on new financings.

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of capital for many owners and investors. The access to liquidity from our own balance sheet as well as from our clients, financial partners and the capital markets has provided us with funds to invest in our existing operations as well as new opportunities. We believe the breadth of our operating platform and our disciplined approach should enable us to invest this capital on a favourable basis.

We have endeavoured to extend debt maturities on a proactive basis and reduce near-term financing requirements. Although we expect to renew or replace most of our existing financings at equivalent levels, we may reduce leverage in certain areas of our business. While we expect that any deleveraging will likely have a limited impact on our short term operating results it would reduce the capital available for investment. We maintain a high level of liquidity as further discussed in Part 3 of this MD&A, and regularly replenish our liquidity through operating cash flow and asset monetizations.

There are many factors that could impact our performance in 2010, both positively and negatively. We describe the material aspects of our business environment and risks in Part 4 of this MD&A.

Summary

We believe we are emerging from the recession and as a result our businesses which were affected by the recession should see expanded margins and increasing cash flows over the next few years. There should also be further opportunities over the next two years to invest capital in our existing operations as well as in new assets and businesses at values which will generate increased cash flow per share and shareholder values over the longer term.

As a result, we believe that our businesses are well positioned to not only withstand the difficult short term environment but to invest and build for the future. This provides us with confidence that we will meet our long-term performance objectives with respect to cash flow growth and value creation, and continue to build Brookfield as a world-class asset manager.

2009 ANNUAL REPORT    53

PART 3 ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements prepared in accordance with Canadian GAAP. It also contains information to enable the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. The tables presented on pages 66 and 67 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes our consolidated statements of net income and reconciles them to operating cash flow and gains:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2007
Revenues	$ 12,082	$ 12,909	$ 9,343
Net operating income	4,515	4,616	4,377
Expenses
Interest	(1,784)	(1,984)	(1,786)
Current income taxes	4	7	(68)
Asset management and other operating costs	(393)	(406)	(311)
Non-controlling interests in the foregoing	(892)	(810)	(636)
Operating cash flow and gains	1,450	1,423	1,576
Other items, net of non-controlling interests	(996)	(774)	(789)
Net income	$ 454	$ 649	$ 787

Net income was $454 million in 2009, compared to $649 million in 2008. Operating cash flows and gains were relatively unchanged, however net non-cash charges increased by $222 million. The largest variance was future income taxes, which in 2008 included a one-time tax recovery of $238 million (our share) related to the conversion of our U.S. property subsidiary into a REIT. Net depreciation and amortization charges declined by $80 million.

Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2007
Asset management and other services	$ 1,691	$ 2,149	$ 782
Renewable power generation	1,206	1,286	971
Commercial properties	2,967	3,226	2,501
Infrastructure	418	613	611
Development activities	1,962	1,634	1,676
Special situations	3,347	3,387	2,506
Investment income and other	491	614	296
	$ 12,082	$ 12,909	$ 9,343

Total revenues declined to $12.1 billion in 2009 from $12.9 billion in 2008. This was in large measure due to the impact of lower average foreign currency rates on non-U.S. revenues over the year, notwithstanding the higher spot rates at year end. The decrease in asset management and other service revenues reflects lower construction revenues offset by the expansion of our Australian and North American property services business. Renewable power revenues declined from the prior year due to lower spot electricity prices and lower water levels compared to the exceptional levels in 2008. Infrastructure revenues were lower in 2009 due primarily to reduced harvest levels in our Timber operations in response to weaker pricing.

54    BROOKFIELD ASSET MANAGEMENT

Net Operating Income

Net income is equal to “operating cash flow and gains” less “other items, net of non-controlling interests”, which consists largely of non-cash items such as depreciation and amortization, provisions in respect of future tax liabilities and other provisions that we do not consider to be relevant in measuring operating cash flow performance.

Operating cash flow and gains is discussed in Part 2 – Review of Operations on a segmented basis, and are reconciled to a consolidated basis in the tables on pages 66 and 67 in this section.

Other Items, Net of Non-controlling Interests

The following table summarizes the major components of other items on a total basis and also by presenting them net of the associated non-controlling and minority interests:

	Total		Net [1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	Variance
Other items
Depreciation and amortization	$ (1,275)	$ (1,330)	$ (693)	$ (773)	$ 80
Provisions and other	(370)	(342)	(282)	(275)	(7)
Future income taxes	(24)	461	(21)	274	(295)
Non-controlling interests	673	437	—	—	—
	$ (996)	$ (774)	$ (996)	$ (774)	$ (222)
1.	Net of non-controlling and minority interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	Variance
Renewable power generation	$ 199	$ 191	$ 154	$ 168	$ (14)
Commercial properties	596	700	237	297	(60)
Infrastructure	112	137	44	94	(50)
Development activities	158	159	118	120	(2)
Specialty situations	204	137	133	88	45
Other	6	6	6	6	—
	$ 1,275	$ 1,330	$ 692	$ 773	$ (81)
1.	Net of non-controlling and minority interests

Depreciation expenses throughout most of our businesses is generally stable year-over-year except for currency fluctuations. Depletion in our timber business (included in Infrastructure) is based on the volume of harvest in the year, and therefore declined in line with the current slowdown. Depreciation in our special situations investments increased as we began to consolidate the results of two additional businesses in this segment during the year.

2009 ANNUAL REPORT    55

Provisions and Other

Provisions and other are comprised primarily of revaluation items which are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in the value of certain contractual arrangements.

	Total		Net [1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008	Variance
Norbord exchangeable debentures	$ 68	$ (65)	$ 68	$ (65)	$ 133
Interest rate contracts	(74)	252	(69)	244	(313)
Power contracts	55	(94)	52	(70)	122
Commercial office revaluation	169	147	146	73	73
Equity accounted results	—	68	—	68	(68)
Other	152	34	85	25	60
	$ 370	$ 342	$ 282	$ 275	$ 7
1.	Net of non-controlling and minority interests

We recorded a $68 million accounting loss on the settlement of debentures issued by us that are exchangeable into Norbord common shares, and are valued based on the Norbord share price. The loss represents the reversal of non-cash gains previously recorded in this segment. On an economic basis, we realized a $65 million gain on the settlement of the debentures which is reflected in our operating cash flow.

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration, interest sensitive physical assets. The U.S. 10-year treasury rate moved from 2.21% to 3.84% during 2009, which led to a $74 million increase in the net value of these contracts of which our share was $69 million. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity and generation that we have pre-sold.

We adjusted the carrying value of commercial office properties located in Australia in 2009 and the U.S. in 2008 based on our intention to restructure the ownership of these properties. This led to a non-cash provision of $146 million (2008 – $73 million).

We recorded net equity accounted losses of $68 million in the prior year from our investment in Norbord. Norbord faced a weak price environment for its principal products due to the weakness in the U.S. homebuilding sector, in addition to higher input costs. We increased our interest in Norbord to 60% at the end of 2008 and commenced accounting for this business on a consolidated basis at that time.

Future Income Taxes

The 2008 future income taxes reflected a non-recurring benefit of $238 million ($479 million prior to non-controlling interests) arising from the conversion of the entity owning a number of our U.S. office properties to a REIT, thereby lowering the applicable effective tax rate on future taxable income from these properties.

56    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 66 and 67 in this section. We also provide an analysis in this section of the major classifications of balances that differ from those utilized in our segmented review.

Total assets at book value increased to $62.0 billion as at December 31, 2009 from $53.6 billion and $55.6 billion at the end of 2008 and 2007 as shown in the following table:

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2009	2008	2007
Assets
Cash and cash equivalents and financial assets	$ 3,748	$ 3,313	$ 4,918
Loans and notes receivable	1,796	2,061	909
Investments	1,924	890	1,352
Accounts receivable and other	8,605	6,925	6,972
Intangible assets	1,822	1,632	2,026
Goodwill	2,343	2,011	1,528
Property, plant and equipment	41,664	36,765	37,892
	$ 61,902	$ 53,597	$ 55,597

The impact of higher currency exchange rates on the carrying values of assets located outside of the United States was a major contributor to the increase in total assets.

We commenced accounting for several investments within our special situations activities on a consolidated basis during the year, which reduced Investments and increased Property, Plant and Equipment as well as Loans and Notes Receivable.

Financial Assets

Financial assets include $0.8 billion (2008 – $1.0 billion) of largely fixed income securities held through our insurance operations, as well as our $158 million (2008 – $143 million) common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis, and is carried at historic cost, adjusted to reflect current exchange rates. The decrease reflects the sale of insurance businesses in early 2009.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations.

		% of Investment		Book Value
AS AT DECEMBER 31 (MILLIONS)	Business Segment	2009	2008	2009	2008
Prime Infrastructure	Infrastructure	40%	—	$657	$—
Transelec	Transmission	28%	28%	378	324
Property funds	Commercial Office	13-25%	20-25%	480	233
DBCT	Infrastructure	49%	—	254	—
Other	Various	various	various	155	126
Brazil transmission	Transmission	—	7-25%	—	207
Total				$1,924	$890

During 2009, our subsidiary Brookfield Infrastructure Partners, acquired a 39.9% interest in Prime Infrastructure and a 49.9% interest in the Dalrymple Bay Coal Terminal (“DBCT”) as part of our acquisition and restructuring of a major global infrastructure portfolio. Our investment in property funds increased as we put additional capital in our Multiplex Prime Property Fund and began consolidating that fund’s equity accounted investments. In addition, we benefitted from higher Australian currency rates at the end of the year. We sold our investment in a group of Brazilian transmission lines in early 2009.

2009 ANNUAL REPORT    57

Accounts Receivable and Other

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2009	2008
Accounts receivable	$ 4,201	$ 3,056
Prepaid expenses and other assets	3,239	2,650
Restricted cash	704	610
Inventory	461	609
	$ 8,605	$ 6,925

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The balances increased as a result of higher foreign currency exchange rates on non-U.S. balances and the acquisition of several businesses during the year. The distribution of these assets among our business units is presented in the tables on pages 66 and 67.

Intangible Assets

Intangible assets increased to $1.8 billion at year end from $1.6 billion at the end of 2008 due to the acquisition of a large UK port business. The intangibles in this business primarily relate to long-term concession agreements and rights of way. Other intangible assets at year end represent primarily balances associated with above market leases and tenant relationships within our commercial office business and customer relationships within our property services and construction businesses.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. Goodwill allocated to our Australian, European and Middle East operations increased to $1.0 billion from $0.8 billion during the year as a result of foreign currency revaluation.

Property, Plant and Equipment

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2009	2008
Renewable power generation	$ 5,638	$ 4,954
Commercial properties	24,248	21,517
Infrastructure	3,247	2,879
Development activities	6,426	5,423
Other plant and equipment	2,105	1,992
	$ 41,664	$ 36,765

Commercial properties includes office and retail property assets. Development activities includes opportunity investments, residential properties, properties under development and properties held for development. The increase in other plant and equipment is largely due to the consolidation of Norbord during 2008.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations and real estate securities. and declined as a result of collections and dispositions.

58    BROOKFIELD ASSET MANAGEMENT

Liabilities and Shareholders’ Equity

The analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity.

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following tables depict the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the underlying value of our equity and the interests of other investors.

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At year end, our deconsolidated debt to capitalization was 15% (2008 – 14%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level.

Proportionate consolidation which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 44% debt-to-capitalization ratio at year end (2008 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our consolidated debt-to-capitalization ratio is slightly higher at 46%, which reflects the full consolidation of several more highly leveraged partially-owned entities, notwithstanding that our capital exposure to these entities is limited. This is in part why we believe that the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company, and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of consolidated financial statements.

The following table presents the components of our capitalization on a deconsolidated, proportionately consolidated and fully consolidated basis, based on underlying values.

	Deconsolidated		Proportionate		Consolidated
AS AT DECEMBER 31, 2009 (MILLIONS)	2009	2008	2009	2008	2009	2008
Corporate borrowings	$ 2,593	$ 2,284	$ 2,593	$ 2,284	$ 2,593	$ 2,284
Non-recourse borrowings
Property-specific mortgages	—	—	13,905	12,389	26,731	24,398
Subsidiary borrowings[1]	779	675	3,430	3,242	3,663	3,593
Accounts payable and other	2,028	2,239	7,931	7,061	10,866	9,360
Capital securities	632	543	1,136	984	1,641	1,425
Non-controlling interests[2]	—	—	—	—	10,319	9,082
Shareholders’ equity[2]	16,100	14,869	16,100	14,869	16,100	14,869
	$ 22,132	$ 20,610	$ 45,095	$ 40,829	$ 71,913	$ 65,011
Debt to capitalization	15%	14%	44%	44%	46%	47%

1.    Includes $779 million (2008 – $675 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization.

2.    Based on fair values prepared for IF RS purposes

The ratios on a book value basis would be higher, however we do not consider them as meaningful for the purpose of this analysis because they reflect the impact of accounting depreciation on our long-life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years.

The table above also illustrates our use of subsidiary and property-specific financings to minimize risk. As at December 31, 2009, only 10% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 79% is recourse only to specific assets or groups of assets and 11% is issued by subsidiaries and has no recourse to the Corporation.

2009 ANNUAL REPORT    59

The cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown on a consolidated basis in the following table:

	Deconsolidated		Consolidated
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Corporate borrowings	$ 151	$ 163	$ 151	$ 163
Contingent swap accruals	84	72	84	72
Property-specific borrowings	—	—	1,189	1,349
Accounts payable and accruals	253	272	664	711
Capital securities	32	31	85	88
Non-controlling interest	—	—	892	810
Shareholders’ equity
Preferred equity	43	44	43	44
Common equity	1,407	1,379	1,407	1,379
Total cash flows	$ 1,970	$ 1,961	$ 4,515	$ 4,616
Interest coverage[1]	7x	7x	8x	8x
Fixed charge coverage[2]	6x	5x	6x	6x

1.    Total cash flows divided by interest on corporate and subsidiary borrowings

2.    Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity

Corporate Borrowings

We discuss corporate borrowings on pages 50 and 51.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at December 31, 2009, subsidiary borrowings included $779 million (2008 – $675 million) of financial obligations that are guaranteed by the Corporation.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2009	2008	2009	2008
Subsidiary borrowings
Renewable power generation	7	$ 1,144	$ 652	$ 1,144	$ 652
Commercial properties	3	500	666	551	831
Infrastructure	1	—	55	—	140
Development activities	1	475	394	475	394
Special situations	2	497	498	679	815
Other	4	35	86	35	86
Contingent swap accruals [1]	6	779	675	779	675
Total	4	$ 3,430	$ 3,026	$ 3,663	$ 3,593

1.     Guaranteed by the Corporation

Subsidiary borrowings were largely unchanged in aggregate on both a consolidated and proportionate basis. Carrying values of non-U.S. borrowings generally increased as a result of higher currency exchange rates compared to the beginning of 2009. We also issued incremental term debt to fund growth initiatives and to reflect expansion in the borrowing base.

60    BROOKFIELD ASSET MANAGEMENT

The following table presents our proportionate share of subsidiary borrowing maturities, based on our ownership interest in the borrowing entity:

AS AT DECEMBER 31, 2009 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$ 28	$ 122	$ 380	$ 614	$ 1,144
Commercial properties	341	159	—	—	500
Infrastructure	—	—	—	—	—
Development activities	296	179	—	—	475
Special situations	67	88	180	162	497
Other	35	—	—	—	35
Contingent swap accruals	—	—	—	779	779
	$ 767	$ 548	$ 560	$ 1,555	$ 3,430

Development includes borrowings within our Canadian and U.S. residential business. The residential and property development borrowings are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

Property-Specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2009	2008	2009	2008
Renewable power generation	10	$ 3,179	$ 3,043	$ 4,131	$ 3,588
Commercial properties	4	7,735	6,930	16,133	15,219
Infrastructure	7	879	587	2,066	1,648
Development activities	2	1,412	1,476	2,431	2,490
Special situations	5	700	568	1,970	1,453
Total	5	$ 13,905	$ 12,604	$ 26,731	$ 24,398

Property-specific borrowings increased due to the impact of higher foreign currency rates on non-U.S. borrowings as well as the consolidation of investee companies within our special situations operations as a result of increased ownership levels.

The following table presents our proportionate share of property-specific borrowings maturities, based on our ownership interests in the borrowing entity, adjusted to reflect amortization and repayments to the date of this report:

AS AT DECEMBER 31, 2009 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$ 367	$ 95	$ 499	$ 2,218	$ 3,179
Commercial properties	1,064	1,625	1,237	3,809	7,735
Infrastructure	3	33	—	843	879
Development activities	673	426	199	114	1,412
Special situations	31	97	198	374	700
	$ 2,138	$ 2,276	$ 2,133	$ 7,358	$ 13,905

Renewable power generation and commercial properties borrowings are described in greater detail on pages 26 and 31, respectively. Development includes borrowings associated with our commercial office developments in North America and Australia and properties within our Opportunity fund.

2009 ANNUAL REPORT    61

Capital Securities

Capital securities are preferred shares that are convertible into common equity at our option, but are classified as liabilities for GAAP purposes, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

		Proportionate		Consolidated
(MILLIONS)	Average Term to Conversion	2009	2008	2009	2008
Issued by the Corporation	4	$ 632	$ 543	$ 632	$ 543
Issued by Brookfield Properties Corporation	5	504	441	1,009	882
	5	$ 1,136	$ 984	$ 1,641	$ 1,425

The carrying values of existing capital securities increased slightly due to the higher Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at December 31, 2009 was 6% (December 31, 2008 – 6%) and the average term to the holders’ conversion date was five years (December 31, 2008 – six years).

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest		Book Value
AS AT DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Participating interests
Renewable power generation	various	various	$ 148	$ 192
Commercial properties
Brookfield Properties Corporation	252.0 / 49%	196.6 / 49%	2,438	1,760
Property funds and other	various	various	783	437
Infrastructure
Timberlands	various	various	1,166	995
Utilities/Transportation	various	various	718	246
Development activities
Brookfield Homes Corporation	11.2 / 40%	11.2 / 47%	147	176
Brookfield Incorporações S.A.	249.7 / 57%	149.4 / 57%	909	446
Brookfield Real Estate	various	various	166	127
Opportunity Funds
Specialty Situations	various	various	1,479	1,186
Investments	various	various	228	310
			8,182	5,875
Non-participating interests
Brookfield Australia			392	324
Brookfield Properties Corporation			395	122
			787	446
			$ 8,969	$ 6,321

The value of non-controlling interests in net assets held by other investors increased from $6.3 billion at the end of 2008 to $9.0 billion at the end of 2009 on a book value basis. The increase in the book value of participating interests in Brookfield Properties of $678 million reflects $500 million of common equity to shareholders other than the Corporation as part of a $1 billion common equity issue completed in 2009. Non-participating interests in Brookfield Properties increased due to a C$288 million preferred equity issue. We issued $530 million of common equity from Brookfield Incorporações S.A. to minority shareholders during the year. The increase in the special situations segment reflects the consolidation of several businesses in which we increased our interest during the year. Balances associated with non-U.S. businesses also increased in line with the higher foreign currency rates.

62    BROOKFIELD ASSET MANAGEMENT

Contractual Obligations

The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DECEMBER 31, 2009 (MILLIONS)	Total	Less than One Year	2 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt
Property-specific mortgages	26,731	2,777	9,936	4,656	9,362
Other debt of subsidiaries	3,663	842	1,204	224	1,393
Corporate borrowings	2,593	200	810	582	1,001
Capital securities	1,641	—	425	614	602
Lease obligations	1,599	36	43	32	1,488
Commitments	1,285	1,285	—	—	—
Interest expense[1]
Long-term debt	6,085	1,677	2,449	1,537	422
Capital securities	480	22	267	132	59
Interest rate swaps	329	82	230	14	3
1.	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1,285 million (2008 – $1,269 million) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $244 million (2008 – $211 million) is included as liabilities in the consolidated balance sheets.

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2009	2008	2007
Class A Common Shares	$ 0.52	$ 0.51	$ 0.47
Class A Common Shares – special [1]	—	0.94	—
Class A Preferred Shares
Series 2	0.39	0.83	0.99
Series 4 + Series 7	0.39	0.83	0.99
Series 8	0.56	1.18	1.10
Series 9	0.96	1.02	1.01
Series 10	1.26	1.35	1.34
Series 11	1.21	1.29	1.28
Series 12	1.19	1.27	1.26
Series 13	0.39	0.83	0.99
Series 14	1.47	3.06	3.57
Series 15	0.25	0.99	1.15
Series 17 [2]	1.04	1.12	1.11
Series 18 [3]	1.04	1.12	0.71
Series 21 [4]	1.10	0.58	—
Series 22 [5]	0.92	—	—
Preferred Securities
Due 2050 [6]	—	—	0.01
Due 2051 [7]	—	—	0.95

1.     Represents the book value of Brookfield Infrastructure special dividend

2.     Issued November 20, 2006

3.     Issued May 9, 2007

4.     Issued June 25, 2008

5.     Issued June 4, 2009

6.     Redeemed January 2, 2007

7.     Redeemed July 3, 2007

2009 ANNUAL REPORT    63

Off Balance Sheet Arrangements

We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in entities which are accounted for on an equity basis, as are interests in some of our funds, however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund, which are limited to predetermined amounts.

We utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets, are disclosed in Note 17 to our Consolidated Financial Statements and under Financial and Liquidity Risks beginning on page 74.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008	2009	2008
Net income/operating cash flow	$ 1,450	$ 1,423	$ 454	$ 649
Preferred share dividends	(43)	(44)	(43)	(44)
Net income available for common shareholders	$ 1,407	$ 1,379	$ 411	$ 605
Weighted average – common shares	572	581	572	581
Dilutive effect of the conversion of options using treasury stock method	8	11	8	11
Common shares and common share equivalents	580	592	580	592

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Outstanding at beginning of year	572.6	583.6
Issued (repurchased)
Dividend reinvestment plan	0.2	0.2
Management share option plan	1.6	3.0
Issuer bid purchases	(1.5)	(14.2)
Outstanding at end of year	572.9	572.6
Unexercised options	34.9	27.7
Total diluted common shares at end of year	607.8	600.3

In calculating our book value per common share, the cash value of our unexercised options of $634 million (2008 – $446 million) is added to the book value of our common share equity of $6,403 million (2008 – $4,911 million) prior to dividing by the total diluted common shares presented above.

As of March 30, 2010 the Corporation had outstanding 573,790,494 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

64    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Operating activities	$ 1,175	$ 1,612
Financing activities	1,344	(1,121)
Investing activities	(2,386)	(810)
Increase / (decrease) in cash and cash equivalents	$ 133	$ (319)

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2009	2008
Operating cash flow	$ 1,450	$ 1,423
Adjust for:
Net change in working capital balances and other	(519)	(234)
Realization gains	(413)	(164)
Undistributed non-controlling interests in cash flow	657	587
Cash flow from operating activities	$ 1,175	$ 1,612

The operating cash flow generated within consolidated entities that is attributable to other investors, and therefore not included in our own operating cash flow, exceeded the amounts distributed to those investors by $657 million (2008 – $587 million). This cash flow is available to reinvest in the businesses, reduce debt or to fund future distributions.

Financing Activities

We generated $1.3 billion of cash from financing activities in 2009, compared to the utilization of $1.1 billion in 2008. We raised $2.6 billion (2008 – $410 million) of net equity from investors from the public and private markets through the issuance of common and preferred shares, capital securities and fund capital. These proceeds were used to pursue acquisition and development activities included under Investing Activities, to delever certain business units and to temporarily repay revolving credit facilities, as reflected in the cash used to reduce property-specific borrowings and other debt of subsidiaries.

Investing Activities

We invested net capital of $2.4 billion in 2009 on a consolidated basis, compared with $0.8 billion in 2008. We acquired a global portfolio of infrastructure assets in the fourth quarter of 2009 for $1.1 billion. In addition, we continued to invest in renewable power and commercial properties developments and completed a number of smaller investments across our operating platforms.

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Balance Sheet	AS AT DECEMBER 31, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment
Renewable power generation	$5,638	$—	$—	$—	$—	$—	$—	$—	$5,638
Commercial properties	—	21,339	—	—	924	—	—	—	22,263
Infrastructure	—	—	3,247	—	—	—	—	—	3,247
Development activities	—	2,007	256	5,961	76	—	111	—	8,411
Other plant and equipment	—	7	—	4	2,068	—	26	—	2,105
Cash and cash equivalents	155	390	58	316	324	41	91	—	1,375
Financial assets	(37)	489	10	(148)	370	1,689	—	—	2,373
Loans and notes receivable	—	—	—	—	1,639	157	—	—	1,796
Investments	—	535	1,320	28	17	24	—	—	1,924
Accounts receivable and other	1,256	1,768	184	2,845	1,314	—	1,238	—	8,605
Intangible assets	—	764	312	439	127	—	180	—	1,822
Goodwill	31	419	591	311	34	—	957	—	2,343
Total assets	$7,043	$27,718	$5,978	$9,756	$6,893	$1,911	$2,603	$—	$61,902
Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,593	$2,593
Non-recourse borrowings
Property-specific borrowings	4,131	16,133	2,066	2,431	1,844	126	—	—	26,731
Subsidiary borrowings	1,144	551	—	475	679	33	2	779	3,663
Accounts payable and other liabilities	806	2,374	806	2,754	1,003	38	765	2,212	10,758
Capital securities	—	1,009	—	—	—	—	—	632	1,641
Non-controlling interests	147	3,386	1,882	1,867	1,630	57	—	—	8,969
Shareholders’ equity
Preferred equity	—	—	—	—	—	—	—	1,144	1,144
Common equity / net invested capital	815	4,265	1,224	2,229	1,737	1,657	1,836	(7,360)	6,403
Total liabilities and shareholders’ equity	$7,043	$27,718	$5,978	$9,756	$6,893	$1,911	$2,603	$—	$61,902
Net invested capital at underlying value	$8,318	$4,841	$1,546	$2,403	$1,631	$1,645	$1,748	$(6,032)	$16,100

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2009
(MILLIONS)	Asset Management	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income/Gains	Corporate	Consolidated Financial Statements
Fees earned	$ 298	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 298
Revenues less direct operating costs
Renewable power generation	—	1,138	—	—	—	—	—	—	1,138
Commercial properties	—	—	1,772	—	—	(2)	—	—	1,770
Infrastructure	—	—	—	109	—	—	—	—	109
Development activities	—	—	—	9	320	—	—	—	329
Special situations	—	—	—	—	—	119	—	—	119
Investment and other income	—	—	82	96	6	192	376	—	752
	298	1,138	1,854	214	326	309	376	—	4,515
Expenses
Interest	—	342	888	98	72	85	32	267	1,784
Operating costs	—	—	120	9	—	14	—	250	393
Current income taxes	—	25	13	12	(14)	(43)	—	3	(4)
Non-controlling interests	—	111	477	31	134	141	(2)	—	892
Cash flow from operations	$ 298	$ 660	$ 356	$ 64	$ 134	$ 112	$ 346	$ (520)	$ 1,450

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Balance Sheet	AS AT DECEMBER 31, 2008
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment
Renewable power generation	$ 4,954	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,954
Commercial properties	—	19,274	—	—	—	—	—	—	19,274
Infrastructure	—	—	2,879	—	—	—	—	—	2,879
Development activities	—	2,324	105	5,066	47	—	124	—	7,666
Other plant and equipment	—	27	—	—	1,933	—	32	—	1,992
Cash and cash equivalents	138	433	61	125	293	156	36	—	1,242
Financial assets	219	(71)	—	(305)	384	1,844	—	—	2,071
Loans and notes receivable	—	—	—	—	1,921	140	—	—	2,061
Investments	—	252	544	37	29	28	—	—	890
Accounts receivable and other	1,135	1,446	228	1,666	1,353	—	1,097	—	6,925
Intangible assets	—	911	5	460	125	—	131	—	1,632
Goodwill	27	321	591	234	46	—	792	—	2,011
Total assets	$ 6,473	$ 24,917	$ 4,413	$ 7,283	$ 6,131	$ 2,168	$ 2,212	$ —	$ 53,597
Liabilities
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,284	$ 2,284
Non-recourse borrowings
Property-specific borrowings	3,588	15,219	1,648	2,490	1,298	155	—	—	24,398
Subsidiary borrowings	652	831	140	394	815	86	—	675	3,593
Accounts payable and other liabilities	826	2,556	624	1,804	937	—	754	2,294	9,795
Capital securities	—	882	—	—	—	—	—	543	1,425
Non-controlling interests	192	2,207	1,241	1,184	1,409	88	—	—	6,321
Shareholders’ equity
Preferred equity	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	1,215	3,222	760	1,411	1,672	1,839	1,458	(6,666)	4,911
Total liabilities and shareholders’ equity	$ 6,473	$ 24,917	$ 4,413	$ 7,283	$ 6,131	$ 2,168	$ 2,212	$ —	$ 53,597
Net invested capital at underlying value	$ 8,478	$ 4,702	$ 1,174	$ 1,426	$ 1,622	$ 1,903	$ 1,305	$ (5,741)	$ 14,869

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2008
(MILLIONS)	Asset Management	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income/Gains	Corporate	Consolidated Financial Statements
Fees earned	$ 289	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 289
Revenues less direct operating costs
Renewable power generation	—	886	—	—	—	—	—	—	886
Commercial properties	—	—	1,831	—	—	—	—	—	1,831
Infrastructure	—	—	—	196	—	—	—	—	196
Development activities	—	—	(1)	5	160	2	—	—	166
Special situations	—	—	—	—	—	304	—	—	304
Investment and other income	—	—	132	153	(25)	208	476	—	944
	289	886	1,962	354	135	514	476	—	4,616
Expenses
Interest	—	313	1,090	102	50	107	56	266	1,984
Operating costs	—	—	109	15	—	19	—	263	406
Current income taxes	—	21	15	13	(73)	8	—	9	(7)
Non-controlling interests	—	86	451	83	98	97	(5)	—	810
Cash flow from operations	$ 289	$ 466	$ 297	$ 141	$ 60	$ 283	$ 425	$ (538)	$ 1,423

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PART 4 BUSINESS STRATEGY, ENVIRONMENT AND RISKS

In this section we discuss our business strategy, our capabilities as they relate to our ability to execute our strategy and our approach to financings, the key performance factors that form an integral part of this strategy and key financial measures that are indicative of our progress. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

BUSINESS STRATEGY

We are a global asset management company focused on property, renewable power and infrastructure assets. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of assets for our own benefit, and for our clients whose capital we manage.

We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows and net asset value, measured on a per share basis, over a very long period of time. Accordingly, we concentrate on high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows are more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

Consistent with this focus, we own and operate large portfolios of hydroelectric power generating stations, office properties, private timberlands and regulated transportation and utility systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

We believe the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in our view, represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. There is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time, we believe there are relatively few global organizations focused on managing assets of this nature as a primary component of their strategy.

Accordingly, an important component of our long-term strategy for growth is centred around expanding our assets under management, which should lead to increased fee revenues and long-term opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.

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Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Financing Approach

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to capital and liquidity at multiple levels of the organization; and

•	Maintain access to a broad range of financing markets.

As a result of the foregoing, most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting

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recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

Key Performance Factors

Our ability to increase our operating cash flows is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to increase the amount of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.

Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key objectives that we focus on across the organization.

•	Acquire assets “for value”: meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.

•

Optimize the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of one of our operating platforms, and is evidenced by the return on asset metrics and operating margins.

•

Finance assets effectively, using a prudent amount of leverage. We believe the majority of assets are well suited to support a relatively high level of investment grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•

Position our assets so that they can be easily monetized through a sale or refinancing. While we tend to hold our assets for extended periods of time, we endeavor to maximize our ability to realize the value and liquidity of our assets on short notice.

Expanding our client relationships is impacted not only by our investment returns, as discussed above, but also by the quality of our distribution capabilities and by maintaining a high level of ongoing client service. This involves transparent and timely communication of results, ongoing engagement and responsiveness to client objectives and generation of attractive investment opportunities.

70    BROOKFIELD ASSET MANAGEMENT

Key Financial Measures

Our key performance measures are total return, which are the increase the underlying value together with dividends, and the long-term growth rate of operating cash flow, both on a per share basis. We also measure the cash return on book equity, which demonstrates how effective we are at deploying the capital with which we have been entrusted by shareholders. Our goal is to achieve growth rates in these measures of between 12% and 15%, measured over a long-term basis, respectively. We revisit these targets periodically in light of the current operating environment to ensure that they are realistic and can be achieved without exposing the organization to inappropriate risk.

The amount of co-investor capital commitments is also an important measure. One of our objectives is to expand the amount of capital committed to us by our clients because this provides us with capital to expand our business and also entitles us to earn asset management income based on our ability to successfully invest this capital. Asset management income is an important measure in that it is indicative of the cash flow generated from our asset management activities, which is an important source of potential growth in our operating cash flows.

We utilize operating cash flow as a key operating metric as opposed to net income, principally because operating cash flow does not include certain items such as depreciation and amortization expense, and future income tax expense.

Depreciation as prescribed by GAAP, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future from ongoing operations.

Definitions

The following are definitions of the key metrics used in this MD&A to measure performance, operating profile and financial position.

Operating Cash Flow is a key measure of our financial performance. This is not a generally accepted accounting principle (“GAAP”) measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the performance of the underlying operations. We provide this measure to investors as a measurement tool which we believe assists in analysis of the company, in addition to other traditional measures, which we also provide. We recognize the importance of net income as a GAAP measure to investors and provide a full reconciliation between these measures.

Invested Capital is the amount of capital, measured based on underlying values, that we have invested in a particular business or asset. It is shown net of the associated financial obligations and interests of other shareholders. We reconcile invested capital to our consolidated financial statements on pages 66 and 67 of the MD&A.

Underlying Values are prepared using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS. They reflect most of our tangible assets at fair value with corresponding adjustments to non-controlling interests and shareholders’ equity. We have included adjustments to reflect the value of certain assets not carried at fair value under IFRS such as including residential land inventories that are carried at the lower cost or market value and investments that are carried at historical cost and designated these amounts as “unrecognized value under IFRS” in determining underlying value.

We utilize underlying values on a pre-tax basis in assessing the performance of our business. We do this because the tax liabilities established under accounting guidelines are calculated on the basis that we were to liquidate the business based on the same underlying values at the balance sheet date, whereas we have no intention to do this. To the contrary, we expect to hold most of our assets for extended periods

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of time or otherwise defer this liability. We note that the deferred tax liability is similar in this sense to the float in an insurance company which is available for investment to the benefit of shareholders for an extended period of time or even indefinitely.

Assets Under Management include assets managed by us on behalf of our clients, as well as our own assets. We invest capital alongside our clients in many of our funds, and we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. Assets under management are based on underlying values consistent with the balance of the MD&A values. Assets under management also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

Co-investor Commitments represent capital that has been committed to us to invest on behalf of the client. We typically, but not always, earn base management fees on this capital from the time that the commitment to the fund is effective, during the period of time until the capital is invested (commonly referred to as the investment period) until such time as the investments are monetized and the proceeds returned to the client. In certain cases clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated”. Committed capital includes invested capital and commitments or allocations that have not yet been invested.

Uninvested commitments represent capital available to us to invest and form part of our overall liquidity for these purposes.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a protracted decline in economic conditions will result in downward pressure on our operating margins and asset values as a result of lower demand for the services and products that we provide. We believe that the long-life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provide some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase asset values.

The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our common shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated

72    BROOKFIELD ASSET MANAGEMENT

or disproportionate to the operating performance of particular companies. These broad fluctuations have, in the past, and may, in the future, adversely affect the trading price of our common shares.

Execution of Strategy

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on our invested capital and our asset management activities over the long term. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related benefits. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We develop property, power generation and other infrastructure assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our ability to successfully expand our asset management activities is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

The decline in market value of financial instruments and other investments has had an adverse effect on the investment portfolios of the insurance companies, pension funds, endowments, sovereign wealth funds and other institutional investors that we seek to partner with in our investments although this situation improved somewhat due to strong capital market returns during the second half of 2009. In the long run, we believe that investors will be increasingly attracted to our approach to asset management which focuses on high quality real assets, conservative financing and an operations-based approach to creating value. In

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the nearer term, however, the financial market dynamics may reduce the ability of our investment partners to commit to new investments unless they are pursuant to existing commitments.

Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure is essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork, and reward executives for performance over the long term in a manner that places an appropriate emphasis on risk management, and encourages, and appropriately matches rewards, with long-term value creation.

We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have different economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our assets or entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We attempt to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating levels. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize

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available liquidity, which would reduce our ability to pursue new investment opportunities, or dispose of one or more of our assets upon disadvantageous terms. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. Such liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We periodically enter into joint venture, consortium or other arrangements that have contingent liquidity rights in our favour or in favour of our counterparties that may have implications for us. These include buy-sell arrangements, put and call rights, en-bloc sale rights, registration rights and other customary arrangements. A counterparty may seek to exercise these rights in response to their own liquidity considerations or other reasons internal to the counterparty. Our agreements generally have embedded protective terms that mitigate the risk to us. However, in some circumstances we may need to utilize some of our own liquidity in order to preserve value or protect our interests.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position.

We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter-term floating rate assets and assets that are being repositioned or restructured with floating rate debt.

As at December 31, 2009, our net floating rate liability position was $4.4 billion (2008 – liability position of $1.8 billion). As a result, a 10-basis point increase in interest rates would decrease operating cash flow by $18 million. We are required to record certain financial instruments at market value and any changes in value recorded as current income, with the result that a 10-basis point increase in long-term interest rates will result in a corresponding increase in income of $44 million before tax and vice versa, based on our year end positions.

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We selectively utilize credit default swaps and other derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.

Renewable Power Generating Operations

Our power generating operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also include equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate.

A significant portion of our power generating operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

A significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts that may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices. If, however, for any reason any of the counterparties are unable or unwilling to fulfill their contractual obligations, we may not be able to replace the agreement with an agreement on equivalent terms and conditions.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expense of significant amounts of capital and other resources. Such failures could result also in exposure to significant liability for damages.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal level. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects.

Our power generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

Commercial Office Properties

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the commercial office property business.

Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability

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and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.

Our commercial office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the long-term outlook for commercial office rents is positive, it is possible that rental rates could decline, tenant bankruptcies could increase or that renewals may not be achieved particularly in the event of a protracted disruption in the economy such as the onset of a recession. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our commercial office property operations have insurance covering certain acts of terrorism for up to $2.5 billion of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Timberlands

The financial performance of our timberland operations depends on the state of the wood products and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed prices for wood products, pulp or paper or market irregularities may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Any of these circumstances could significantly reduce the prices that we realize for our timber and the amount of timber that such operators purchase from us. We endeavour to keep our harvest plans flexible so that we can reduce harvest levels when prices are low with the objective of deferring sales until prices recover, however there is no certainty that we will be successful in this regard.

Weather conditions, timber growth cycles, access limitations, aboriginal claims and regulatory requirements associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

Utilities

Our utilities infrastructure, which includes electricity transmission systems, natural gas pipeline and storage system and electricity and gas distribution companies, are located in Canada, the United States, Chile, Europe, New Zealand and Australia.

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Some of our utilities infrastructure operations are regulated with respect to revenues and they recover their investment in assets through tolls or regulated rates which are charged to third parties. If our utilities operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework.

Some of our utilities infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be materially adversely affected by any material change in the assets, financial condition or results of operations of its customers.

Our utilities operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our utilities operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Transportation

Our transportation infrastructure, which includes port facilities and a rail operation, are primarily located in Europe and Australia.

The current economic environment has impacted demand for rail and port services. Further decline in general domestic and global economic conditions may affect international demand for the commodities handled by our transportation operations and may lead to bankruptcies or liquidations of one or more large customers of our transportation operations which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects.

Some of our transportation operations are subject to a review of their respective access and pricing arrangements on a periodic basis. The terms of new access and pricing arrangements may result in changes to the revenue or profitability of such operations.

Our transportation operations may require substantial capital expenditures in the future. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our transportation operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.

Our transportation operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our transportation operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Residential Properties

We have residential land development and homebuilding operations located in Canada, Brazil, United States and Australia. These operations are concentrated in areas which we believe have positive long-term demographic and economic characteristics. Despite this, 2009 was another challenging year for the U.S. housing industry, as the downturn in the housing market remained intense, further adversely affecting our operations.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and

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housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue.

Virtually all of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Despite this, and given the dramatic issues being experienced in the mortgage markets in the U.S. and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.

Special Situations Operations

Our special situations operations are focused on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we believe we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which may protect us from loss.

Other Risks

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other

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proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

We carry various insurance coverages that provide comprehensive protection for first-party and third-party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on such properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injuries, property damage, property taxes, land rights and contract and other commercial disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to not become an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of our ability to maximize the efficiency of our operations, which could have an adverse effect on our operations and financial results.

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PART 5 INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators (“CSA”) and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier and intend to do so for periods beginning January 1, 2010 and prepare our first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will also include comparative IFRS results for the periods commencing January 1, 2009.

The following discussion has been organized on a basis consistent with the presentation and classification under Canadian GAAP for ease of reference, although the classification and components of account balances under IFRS will be different than under Canadian GAAP. Additionally, as we continue to assess the impact of our transition to IFRS, additional differences may be identified which could impact the above amounts.

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While we believe that the adoption of IFRS will not have a material impact on our reported cash flows, it will have a material impact on our consolidated balance sheets and statements of income. In particular, our opening balance sheet will reflect the revaluation of substantially all property, plant and equipment to fair value at that time. In addition, a significant portion of our intangible assets and liabilities will no longer be recognized. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resultant differences between the carried value of assets and liabilities and their associated tax bases. Our estimate of the impact of all of these differences to common equity totals approximately $10.1 billion before related changes to tax assets and liabilities, of $3.7 billion, resulting in a net increase in our common equity to shareholders of $6.4 billion.

The following disclosure highlights the initial adjustments required to be made on adoption of IFRS in order to provide an opening balance sheet and the significant accounting policies, required or expected to be applied by us subsequent to adoption that will be significantly different from our current accounting policies. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the pro-forma January 1, 2009 and December 31, 2009 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

IFRS 1: First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing our first financial statements under IFRS.

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Fair Value or Revaluation as Deemed Cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value or under certain circumstances using a previous GAAP revaluation, as opposed to recreating depreciated cost under IFRS. For items of property, plant and equipment, we will use either fair value or a previous GAAP revaluation as deemed cost. We expect to use fair value as a measure of deemed cost for certain of our property, plant and equipment, the cumulative effect of which is expected to result in higher carrying values under IFRS compared to those under Canadian GAAP. This increase in carrying value is primarily the result of the accounting depreciation taken under Canadian GAAP no longer attributed to the assets at transition, and appreciation in value of such assets in aggregate since acquisition.

Business Combinations

IFRS 1 allows for the guidance under IFRS 3 Business Combinations (“IFRS 3”) to be applied either retrospectively or prospectively. We expect to adopt IFRS 3 prospectively meaning that only business combinations that occur on or after January 1, 2009 would be accounted for in accordance with IFRS 3.

Cumulative Translation Differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We expect to deem all cumulative translation differences to be zero on transition to IFRS.

Employee Benefits

Certain of the company’s subsidiaries have actuarial gains and losses related to their employee benefit plans. Cumulative actuarial gains and losses that existed at the transition date will be recognized in opening retained earnings for all of the employee benefit plans.

IFRS 1 allows for certain other optional exemptions; however, we do not expect such exemptions to be significant to our adoption of IFRS.

Impact of IFRS on the Balance Sheet

The following paragraphs quantify and describe the expected impact of significant differences between our balance sheet under Canadian GAAP and our balance sheet under IFRS for both our January 1, 2009 opening balance sheet and our December 31, 2009 balance sheet.

Property, Plant and Equipment

We expect the book value of our property, plant and equipment at January 1, 2009 and December 31, 2009 to increase by approximately $13.8 billion and $12.4 billion, respectively under IFRS compared to the book value as prepared in accordance with Canadian GAAP. This increase is primarily related to recording the majority of property, plant and equipment at fair value for purposes of establishing deemed cost on transition or because the assets are required to be measured at fair value under IFRS. The following describes the impact of this change on the major components of our property, plant and equipment. Certain of this increase in the carrying value of property, plant and equipment relates to assets of entities that are consolidated or proportionately consolidated under Canadian GAAP that for IFRS will be equity accounted. These entities will be recorded as investments under IFRS.

Power Generating Stations

We have chosen to measure substantially all of the property, plant and equipment of our power generation business using the revaluation method under IAS 16 Property, Plant and Equipment (“IAS 16”), which requires property, plant and equipment to be measured at their fair values. We determined the fair value of our power generation assets to be approximately $7.9 billion greater than their carrying value under Canadian GAAP at December 31, 2008 and $8.6 billion greater at December 31, 2009. These valuations were generally completed by discounting the expected future cash flows of each station over a 20 year term and using the discount and terminal capitalization rates provided on page 25.

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Commercial Properties

Our commercial properties are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. We expect to use the fair value model to account for investment property under IFRS. We determined the fair value of our commercial property portfolio at December 31, 2008 to be approximately $4.8 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. The corresponding excess at December 31, 2009 was $2.4 billion. We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years and using the discount and terminal capitalization rates provided on page 30.

Timberlands

Under IFRS our timberlands are considered biological assets under IAS 41 Agriculture (“IAS 41”) and are recorded at net fair value which is fair value less estimated point-of-sale costs. Currently under Canadian GAAP our timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Changes in fair value or point-of-sale costs after initial recognition are recognized in income in the period in which the change arises. Fair value has been determined as the future expected market price for similar species and age of timberlands less costs to sell, discounted to the measurement date. At December 31, 2008, we have initially determined the fair value of our timberland assets to be approximately $0.5 billion greater than their carrying value under Canadian GAAP. At December 31, 2009 the carried value of timberlands assets under IFRS is $0.5 billion greater than under Canadian GAAP. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% and a terminal valuation date of 72 years, on average.

Transmission

We have chosen to measure the property, plant and equipment related to our transmission assets using the revaluation method under IAS 16. At December 31, 2008 and December 31, 2009 we have initially determined our transmission assets to be approximately equal to their carrying value under Canadian GAAP.

Other Property, Plant and Equipment

Additional differences also relate to the deconsolidation of certain property, plant and equipment related to entities that are consolidated or proportionately consolidated under Canadian GAAP that are equity accounted under IFRS. This decrease in property, plant and equipment is generally offset by increases in the carried value of certain property, plant and equipment of investee companies initially recorded at fair value, for purposes of establishing deemed cost, in addition to other adjustments. In aggregate these differences increase property, plant and equipment by an additional $0.6 billion at both December 31, 2008 and December 31, 2009.

Investments

We expect investments at December 31, 2008 to increase by approximately $3.8 billion under IFRS than as prepared in accordance with Canadian GAAP. The increase primarily relates to entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and accordingly included in the investments account.

2009 ANNUAL REPORT    83

Accounts Receivable, Other and Intangible Assets and Liabilities

We expect accounts receivable and other and intangible assets and liabilities at January 1, 2009 to decrease on a net basis by approximately $5.4 billion under IFRS relative to Canadian GAAP and by a similar amount at December 31, 2009. This decrease primarily relates to the deconsolidation of assets held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and the removal of certain assets otherwise included in the fair value of commercial properties, such as straight-line rent receivables and above-market leases that are separately accounted for under Canadian GAAP but are reflected as part of the fair value of investment property under IFRS.

Accounts Payable and Other Liabilities

We expect accounts payable and other liabilities at January 1, 2009 to increase by approximately $2.9 billion under IFRS relative to Canadian GAAP. This change primarily relates to an increase in future income tax liabilities associated with the increased carrying values of assets within our commercial properties, power generation and transmission businesses and differences in the rates used to determine future income tax under Canadian GAAP and IFRS. The increase in future income tax liabilities is offset by the deconsolidation of balances that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS in addition to certain other adjustments.

Corporate Borrowings, Property-Specific Mortgages, Subsidiary Borrowings, and Capital Securities

Under IFRS we expect property-specific mortgages and subsidiary borrowings at January 1, 2009 to decrease by approximately $6.2 billion under IFRS relative to Canadian GAAP. The decrease primarily relates to the deconsolidation of debt held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS.

Goodwill

We expect goodwill at January 1, 2009 and December 31, 2009 to decrease by approximately $0.2 billion relative to Canadian GAAP. This decrease primarily relates to the allocation of goodwill previously recorded on acquisition of investment properties that under IFRS are recorded at fair value. As the investment properties to which goodwill relates are carried at fair value, goodwill is reduced accordingly under IFRS.

Non-controlling Interests

We expect non-controlling interests at January 1, 2009 and December 31, 2009 to increase by approximately $1.8 billion and $1.1 billion, respectively under IFRS relative to Canadian GAAP. The change in non-controlling interests is primarily related to the recognition of others’ interests in the increased asset values offset by deconsolidation of certain entities.

Basis of Consolidation

Under Canadian GAAP we determine whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS we will consolidate an entity only if it is determined to be controlled by us. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change in policy will result in certain entities being consolidated by us that were not consolidated under Canadian GAAP as a result of our legal or contractual rights to control the entity, as defined by IFRS. This change will also result in certain entities that are currently consolidated by us under the VIE model to be deconsolidated.

Joint Ventures

The International Accounting Standards Board (“IASB”) is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”) which sets out the current requirements for the accounting for interests in joint ventures under IFRS. The IASB has indicated that it expects to issue a new standard to replace IAS 31 and we expect to apply this new standard in our IFRS financial statements for 2010. Currently, under Canadian GAAP we proportionately consolidate our interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest, which is

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considered its share of the outcome generated by the activities of a group of assets and liabilities subject to joint control, using the equity method.

Impact of IFRS on the Income Statement

Commercial Properties

Investment property under IFRS will be measured using the fair value model under IAS 40, which requires us to record a gain or loss in income arising from a change in the fair value of investment property in the period of change. Income related to commercial properties may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement. Furthermore, under the fair value model for investment property no depreciation would be recognized whereas depreciation is recorded under Canadian GAAP. Accordingly, net income would be greater under IFRS than as determined under Canadian GAAP, to the extent there is no change in fair value of the underlying property, as no depreciation is recorded. Upon recognition of commercial property at fair value for IFRS, all intangible assets and liabilities recorded under Canadian GAAP related to previous business combinations will be de-recognized and will no longer be amortized into income. Under Canadian GAAP approximately $0.6 billion was charged to income annually in respect of depreciation and amortization of intangible assets, prior to minority interests, related to our commercial property portfolio. For the year ended December 31, 2009, under the fair value model we would have recognized a loss of $0.8 billion under IFRS, after deferred tax and non-controlling interests.

Use of Deemed Cost

We have chosen to initially measure certain property, plant and equipment upon transition to IFRS at fair value or under certain circumstances using a previous GAAP revaluation, as opposed to recreating depreciated cost under IFRS or as a result of the policy choices relating to such assets that require recognition at fair value. In most cases the resulting carrying value under IFRS will be higher than the carrying value under Canadian GAAP. As a result, the amount of depreciation recorded under IFRS related to such assets will be greater than what would be charged to income under Canadian GAAP. We expect annual depreciation to be approximately $0.2 billion greater under IFRS than Canadian GAAP in aggregate for all property, plant and equipment and in particular for our hydroelectric power generating facilities, but excluding our commercial property portfolio (see “Commercial Properties” discussion above).

Timberlands

As described above under IFRS, our timberlands are considered biological assets under IAS 41. At each reporting period our timberland assets will be measured at fair value, less estimated point-of-sale costs with changes in net fair value recognized in income in the period in which the change arises. Certain expenditures capitalized under Canadian GAAP, such as silviculture and other conservation costs, will be expensed under IFRS. These amounts are approximately $0.1 billion annually. Depending on the change in net fair value of timberland assets during each reporting period, income could either be greater or less than under Canadian GAAP.

2009 ANNUAL REPORT    85

PART 6 SUPPLEMENTAL INFORMATION

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest entities; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks beginning on page 68 and in the section entitled Financial and Liquidity Risks beginning on page 74. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 1 to the Consolidated Financial Statements and Changes in Accounting Policies as described below.

CHANGES IN ACCOUNTING POLICIES

(i)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)	Financial Instruments

In January 2009, the Emerging Issues Committee issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 requires an entity to determine the fair value of all financial instruments, including derivative instruments by taking into account the credit risk of the instrument. In particular, an entity is required to factor into fair value its own credit risk in addition to the credit risk of the counterparties to the instrument. EIC-173, which was effective for the company on January 1, 2009, did not have a material impact to the company’s financial statements and the related disclosures.

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In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures to provide improvements to fair value disclosures to align with disclosure rules established under United States GAAP and International Financial Reporting Standards (“IFRS”). The new rules result in enhanced fair value disclosure and require entities to assess the reliability and objectivity of the inputs used in measuring fair value. All financial assets and liabilities measured at fair value must be classified into one of three levels of a fair value hierarchy as follows: Level 1) unadjusted quoted prices in active markets for identical instruments; Level 2) inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3) inputs based on unobservable market data. The new disclosures are included in Note 3 to the consolidated financial statements. This section has also been amended to require additional liquidity risk disclosures which are included in Note 17 to the consolidated financial statements.

On August 20, 2009, the CICA issued amendments to Section 3855, Financial Instruments – Recognition and Measurement to align with IFRS. The amendments include: 1) changing the categories into which debt instruments are required and permitted to be classified; 2) changing the impairment model for held-to-maturity instruments; and 3) requiring the reversal of impairment losses relating to available-for-sale debt instruments when the fair value of the debt instrument increases in a subsequent period. The impact of adopting this standard was a reclassification of debt securities from available-for-sale bonds to loans and notes receivables which resulted in a $28 million increase to financial assets, and a $28 million increase to accumulated other comprehensive income.

(iii) Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings as at January 1, 2008.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards, Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These standards must be adopted concurrently with Section 1582.

(ii)	International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first interim financial statements in accordance with IFRS for the three month period ending March 31, 2010.

2009 ANNUAL REPORT    87

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2009				2008
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$3,457	$2,996	$2,978	$2,651	$3,015	$3,226	$3,449	$3,219
Fees earned	123	65	58	52	66	60	90	73
Revenues less direct operating costs
Renewable power generation	182	506	211	239	158	213	264	251
Commercial properties	510	436	424	400	388	595	427	421
Infrastructure	25	28	16	40	68	36	44	48
Development activities	161	74	83	11	(11)	47	80	50
Special situations	24	21	35	39	49	32	119	104
Investment and other income	217	144	222	169	216	252	155	321
	1,242	1,274	1,049	950	934	1,235	1,179	1,268
Expenses
Interest	456	461	452	415	447	535	475	527
Operating costs	120	90	89	94	107	103	86	110
Current income taxes	(44)	(2)	31	11	(47)	2	21	17
Non-controlling interest in net income before the following	329	205	201	157	180	240	219	171
Net income before the following	381	520	276	273	247	355	378	443
Depreciation and amortization	(325)	(321)	(300)	(329)	(355)	(333)	(328)	(314)
Revaluation and other items	(102)	(192)	(73)	(3)	(276)	88	(70)	(84)
Future income taxes	(75)	(48)	97	2	545	(105)	3	18
Non-controlling interests in the foregoing items	223	153	147	150	10	166	127	134
Net income	$102	$112	$147	$93	$171	$171	$110	$197
Cash flow from operations for the last eight quarters are as follows:
	2009				2008
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operations and gains	$381	$520	$276	$273	$247	$355	$378	$443
Preferred share dividends	14	12	9	8	9	11	12	12
Cash flow to common shareholders	$367	$508	$267	$265	$238	$344	$366	$431
Common equity – book value	$6,403	$6,251	$5,756	$4,976	$4,911	$5,814	$6,277	$6,133
Common shares outstanding	572.9	572.1	572.0	571.8	572.6	583.4	583.8	581.7
Per common share
Cash flow from operations	$0.63	$0.88	$0.46	$0.46	$0.41	$0.58	$0.62	$0.72
Net income	0.15	0.17	0.24	0.15	0.27	0.27	0.17	0.31
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.12
Book value	11.58	11.32	10.44	9.09	8.92	10.20	11.14	10.93
Market trading price (NYSE)	22.18	22.71	17.07	13.78	15.27	27.44	32.54	26.83

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains as was the case in the fourth quarter of 2009 and the third quarter of 2008.

Quarterly seasonality does exist in our renewable power generation and residential development operations. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity. We recorded disposition gains in our renewable power operations of $340 million and $29 million, respectively, in the third and first quarters of 2009.

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With respect to our residential operations, the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered, although in 2008 the company recorded provisions in respect of higher priced land positions in the U.S. We periodically record realization and other gains, special distributions, as well as gains and losses on unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements. In particular, we sold a number of Canadian Renewable Power generating assets to 50% owned publicly listed renewable power subsidiary during 2009, as further discussed in Part 2 of this MD&A.

ASSESSMENT AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect the internal control over financial reporting.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2009 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

2009 ANNUAL REPORT    89

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as defined in Regulation 240.13a-15(f) or 240.15d-15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting at Brookfield Ports (UK) Ltd. (“PD Ports”), which was acquired during 2009, and whose total assets, net assets, total revenues, and net income constitute approximately 1%, 1%, nil% and nil% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2009.

Management’s assessment of the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP Independent Registered Chartered

Accountants, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2009. As stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP expressed an unqualified opinion on Brookfield’s internal control over financial reporting as of December 31, 2009.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 30, 2010	Chief Executive Officer	Chief Financial Officer

90    BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Brookfield Ports (UK) Ltd. (“PD Ports”) which was acquired in November 2009 and whose financial statements constitute approximately 1% of net and total assets and nil% of revenues and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at PD Ports. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 30, 2010 expressed an unqualified opinion on those financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

Toronto, Canada	Independent Registered Chartered Accountants
March 30, 2010	Licensed Public Accountants

2009 ANNUAL REPORT    91

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 94 through 127 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 30, 2010	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the related consolidated statements of income, retained earnings, comprehensive income (loss), accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 30, 2010	Licensed Public Accountants

92    BROOKFIELD ASSET MANAGEMENT

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements. As described in Note 1, the Company has changed its method of accounting for intangible assets and deferred costs in 2009 due to the adoption of the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3064, “Goodwill and Intangible Assets”. In addition, as described in Note 1, the Company has adopted amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which require the Company to make disclosures surrounding fair value financial instruments based on a three-level hierarchy that distinguishes between fair values obtained from independent sources versus the Company’s own assumptions about market values, and which require the Company to make additional liquidity risk disclosures. Finally, as described in Note 1, the Company has adopted amendments to CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which clarify the application of Section 3855 with respect to the effective interest method, reclassification of financial instruments with embedded derivatives, elimination of the distinction between debt securities and other debt instruments, and changes in the categories to which debt instruments are required or are permitted to be classified. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 30, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 30, 2010	Licensed Public Accountants

2009 ANNUAL REPORT    93

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS)	Note	2009	2008
Assets
Cash and cash equivalents		$1,375	$1,242
Financial assets	3	2,373	2,071
Loans and notes receivable	4	1,796	2,061
Investments	5	1,924	890
Accounts receivable and other	6	8,605	6,925
Intangible assets	7	1,822	1,632
Goodwill	2	2,343	2,011
Property, plant and equipment	8	41,664	36,765
		$61,902	$53,597
Liabilities
Corporate borrowings	9	$2,593	$2,284
Non-recourse borrowings
Property-specific mortgages	10	26,731	24,398
Subsidiary borrowings	10	3,663	3,593
Accounts payable and other liabilities	11	10,017	8,904
Intangible liabilities	12	741	891
Capital securities	13	1,641	1,425
Non-controlling interests	14	8,969	6,321
Shareholders’ equity
Preferred equity	15	1,144	870
Common equity	16	6,403	4,911
		$61,902	$53,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

94    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2009	2008
Total revenues		$12,082	$12,909
Fees earned		298	289
Revenues less direct operating costs	20
Renewable power generation		1,138	886
Commercial properties		1,770	1,831
Infrastructure		109	196
Development activities		329	166
Special situations		119	304
		3,763	3,672
Investment and other income		752	944
		4,515	4,616
Expenses
Interest		1,784	1,984
Operating costs		393	406
Current income taxes	22	(4)	(7)
Non-controlling interests in net income before the following	21	892	810
		1,450	1,423
Other items
Depreciation and amortization		(1,275)	(1,330)
Provisions and other		(370)	(342)
Future income taxes	22	(24)	461
Non-controlling interests in the foregoing items	21	673	437
Net income		$454	$649
Net income per common share	16
Diluted		$0.71	$1.02
Basic		$0.72	$1.04

2009 ANNUAL REPORT    95

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Retained earnings, beginning of year		$4,361	$4,867
Change in accounting policies	1(m)	—	(11)
Net income		454	649
Preferred equity issue costs		(8)	—
Shareholder distributions – preferred equity		(43)	(44)
– common equity		(298)	(843)
Amount paid in excess of book value of common shares purchased for cancellation		(15)	(257)
		$4,451	$4,361
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Net income		$454	$649
Other comprehensive income (loss)	3
Foreign currency translation		1,124	(780)
Available-for-sale securities		162	(277)
Derivative instruments designated as cash flow hedges		93	(45)
Future income taxes on above items		(4)	(113)
		1,375	(1,215)
Comprehensive income (loss)		$1,829	$(566)
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31 (MILLIONS)		2009	2008
Balance, beginning of year		$(770)	$445
Other comprehensive income (loss)		1,375	(1,215)
Balance, end of year		$605	$(770)

96    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2009	2008
Operating activities
Net income		$454	$649
Adjusted for the following non-cash items
Depreciation and amortization		1,275	1,330
Future income taxes, provisions and other		394	(119)
Realization gains		(413)	(164)
Non-controlling interest in non-cash items	21	(673)	(437)
		1,037	1,259
Net change in non-cash working capital balances and other		(519)	(234)
Undistributed non-controlling interests in cash flows		657	587
		1,175	1,612
Financing activities
Corporate borrowings, net of repayments	25	106	333
Property-specific borrowings, net of issuances	25	(687)	(1,138)
Other debt of subsidiaries, net of issuances	25	(382)	(384)
Capital securities issuance		—	143
Corporate preferred equity issuance		266	—
Preferred shares of subsidiaries issuances		261	—
Common shares repurchased, net of issuances	25	(4)	(249)
Common shares of subsidiaries issued, net of repurchases		2,125	516
Shareholder distributions		(341)	(342)
		1,344	(1,121)
Investing activities
Investment in or sale of operating assets, net
Renewable power generation	25	(195)	(529)
Commercial properties	25	(629)	(502)
Infrastructure	25	(906)	361
Development activities	25	(139)	(124)
Loans and notes receivable	25	150	(159)
Financial assets	25	(258)	604
Investments		(13)	(187)
Restricted cash and deposits		(206)	(45)
Other property, plant and equipment		(190)	(229)
		(2,386)	(810)
Cash and cash equivalents
Increase/(decrease)		133	(319)
Balance, beginning of year		1,242	1,561
Balance, end of year		$1,375	$1,242

2009 ANNUAL REPORT    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (the “company”) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary.

The company accounts for investments over which it exercises significant influence, however does not control, using the equity method. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Measurement of investments in which the company does not have significant influence depends on the financial instrument classification.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.

(b)	Reporting Currency

The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.

The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and integrated subsidiaries are translated at the rate of exchange prevailing at year end and revenues and expenses at average rates during the year. Gains or losses on translation of these items are included in the Consolidated Statements of Income. Gains or losses on transactions which hedge these items are also included in the Consolidated Statements of Income. Gains or losses on translation of foreign currency denominated available-for-sale financial instruments are included in other comprehensive income.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and are highly liquid short-term investments with original maturities less than 90 days.

(d)	Property, Plant and Equipment

(i)	Renewable Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.

Power generating facilities under development are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

(ii)	Commercial Properties

Commercial Properties consist of commercial properties held for investment and commercial development activities. Commercial properties held for investment are carried at cost less accumulated depreciation.

98    BROOKFIELD ASSET MANAGEMENT

Depreciation on buildings is provided during the year on a straight-line basis over the estimated useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carrying value, remaining estimated useful life and residual value of each property. Tenant improvements and releasing costs are deferred and amortized over the lives of the leases to which they relate. Commercial development activities are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

CICA Handbook EIC-140, Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination and CICA Handbook EIC-137, Recognition of Customer Relationships Acquired in a Business Combination require that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant and land leases, and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

(iii)	Infrastructure

Infrastructure consists of Timberlands, Utilities and Energy assets, and Transportation assets.

(a) Timberlands: Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.

(b) Utilities and Energy: Utilities and energy assets are carried at cost, less accumulated depreciation. Depreciation is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 40 years.

(c) Transportation: Transportation assets are carried at cost, less accumulated depreciation. Depreciation on transportation assets is determined on a straight-line basis over the estimated service lives of the assets, which is up to 35 years.

(iv)	Development Activities

Development activities consist of residential properties, residential land, and residential properties which are under construction. These properties are recorded at cost, including pre-development expenditures. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Also included in development activities are real estate opportunity investments which are depreciated over the estimated useful lives of the properties.

(v)	Financial Assets and Investments

Financial assets are designated as either held-for-trading or available-for-sale and are recorded at fair value, with changes in fair value accounted for in net income or other comprehensive income as applicable. Equity instruments, designated as available-for-sale financial assets, that do not have a quoted market price from an active market are carried at cost.

Investments include investments in the securities of affiliates and are accounted for using the equity method of accounting.

Provisions are established in instances where, in the opinion of management, the carrying values of financial assets classified as available-for-sale and investments have been other than temporarily impaired.

(vi)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of receivables designated as held-for-trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and notes receivable designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise.

2009 ANNUAL REPORT    99

(e)	Asset Impairment

For assets other than financial assets, investments, and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(f)	Accounts Receivable and Other

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectibility. Included in accounts receivable and other are restricted cash and inventories which are carried at the lower of average cost and net realizable value and materials and supplies which are valued at the lower of average cost and replacement cost.

(g)	Intangible Assets and Liabilities

Intangible assets and liabilities with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are tested for impairment when conditions exist which may indicate that the estimated undiscounted future net cash flows from the asset are less than its carrying amount.

(h)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.

Goodwill is evaluated for impairment annually, or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.

(i)	Revenue and Expense Recognition

(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point performance can be more accurately measured.

(ii)	Renewable Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

(iii)	Commercial Property Operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time, not to exceed one year, following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

100    BROOKFIELD ASSET MANAGEMENT

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iv)	Infrastructure

(a) Timberlands: Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.

(b) Utilities and Energy: Revenue from utilities and energy assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at contracted rates when the electricity is delivered, and as collectibility is reasonably assured.

(c) Transportation: Revenue from transportation infrastructure is derived from assets such as seaports and rail networks and consists primarily of terminal charges, handling charges and freight services revenue. Terminal charges are charged at set contracted rates per tonne of coal shipped. Handling charges and freight services revenue are recognized at the time of the provision of services.

(v)	Development Activities

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.

Revenue from the sale of condominium units is recognized using the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are received or collectibility is assured.

Revenue from construction projects is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, there are indications that the work will be completed according to plan and all proceeds are received or collectibility is assured.

(vi)	Financial Assets and Loans and Notes Receivable

Revenue from financial assets, loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis.

(vii)	Other

The net proceeds recorded under reinsurance contracts are accounted for as deposits until a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(j)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Balances in respect of unrealized mark-to-market gains or losses on derivative financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other Liabilities.

(i)	Items Designated as Hedges

Realized and unrealized gains and losses on foreign exchange forward contracts and currency swap contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

2009 ANNUAL REPORT    101

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in other comprehensive income when the interest rate risk relates to anticipated interest payments. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2009 and 2008 are recorded in other comprehensive income. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as adjustments to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity forward and swap contracts designated as hedges of future power generation revenue are included in other comprehensive income. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

(ii)	Items not Designated as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains or losses on other derivatives not designated as hedges are recorded in Investment and Other Income.

(k)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Other Items

(i)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that are related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(ii)	Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated using the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid into the plans.

(iii)	Liabilities and Equity

Financial instruments that must or could be settled by a variable number of the company’s common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends on these instruments are classified as Interest expense.

(iv)	Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

102    BROOKFIELD ASSET MANAGEMENT

(v)	Stock-Based Compensation

The company and most of its consolidated subsidiaries account for stock options using the fair value method whereby compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian homebuilding subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in income.

(m)	Changes in Accounting Policies Adopted

(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)	Financial Instruments

In January 2009, the Emerging Issues Committee issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 requires an entity to determine the fair value of all financial instruments, including derivative instruments by taking into account the credit risk of the instrument. In particular, an entity is required to factor into fair value its own credit risk in addition to the credit risk of the counterparties to the instrument. EIC-173, which was effective for the company on January 1, 2009, did not have a material impact to the company’s financial statements and the related disclosures.

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures to provide improvements to fair value disclosures to align with disclosure rules established under United States GAAP and International Financial Reporting Standards (“IFRS”). The new rules result in enhanced fair value disclosure and require entities to assess the reliability and objectivity of the inputs used in measuring fair value. All financial assets and liabilities measured at fair value must be classified into one of three levels of a fair value hierarchy as follows: Level 1) unadjusted quoted prices in active markets for identical instruments; Level 2) inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3) inputs based on unobservable market data. The new disclosures are included in Note 3 to the consolidated financial statements. This section has also been amended to require additional liquidity risk disclosures which are included in Note 17 to the consolidated financial statements.

On August 20, 2009, the CICA issued amendments to Section 3855, Financial Instruments – Recognition and Measurement to align with IFRS. The amendments include: 1) changing the categories into which debt instruments are required and permitted to be classified; 2) changing the impairment model for held-to-maturity instruments; and 3) requiring the reversal of impairment losses relating to available-for-sale debt instruments when the fair value of the debt instrument increases in a subsequent period. The impact of adopting this standard was a reclassification of debt securities from available-for-sale bonds to loans and notes receivables which resulted in a $28 million increase to financial assets, and a $28 million increase to accumulated other comprehensive income.

(iii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings as at January 1, 2008.

2009 ANNUAL REPORT    103

(n)	Future Changes in Accounting Policies

(i)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards, Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These standards must be adopted concurrently with Section 1582.

(ii)	International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first interim financial statements in accordance with IFRS for the three month period ending March 31, 2010.

2.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of purchase with any excess allocated to goodwill.

(a)	Completed During 2009

In the fourth quarter of 2009, the company increased its infrastructure investments by sponsoring the recapitalization of Babcock & Brown Infrastructure (the “BBI Transaction”). As part of the transaction, the company made direct and indirect investments in utility and transportation operations. The company acquired control of, and began consolidating Brookfield Ports (UK) Ltd. (“PD Ports”), a large port operator in the United Kingdom (“UK”).

Also in the fourth quarter of 2009, the company increased its 22% interest in the Multiplex Prime Property Fund (“MAFCA”) to 68%. As a result, the company ceased equity accounting for its investment and commenced consolidation. MAFCA is a listed unit trust and owns commercial properties in Australia.

The company also acquired $28 million of net assets which relate to its commercial property and timber operations.

The following table summarizes the balance sheet impact of significant acquisitions in 2009 that resulted in consolidation accounting:

(MILLIONS)	PD Ports	MAFCA	Other	Total
Cash, accounts receivable and other	$51	$7	$12	$70
Intangible assets	306	—	—	306
Property, plant and equipment	435	193	35	663
Investments	—	339	—	339
Non-recourse and corporate borrowings	(392)	(425)	—	(817)
Accounts payable and other liabilities	(140)	(27)	(19)	(186)
Future income tax liability	(96)	—	—	(96)
Non-controlling interests in net assets	(102)	(56)	—	(158)
	$62	$31	$28	$121

(b)	Completed During 2008

During the first quarter of 2008, the company increased its ownership interest in Brookfield Real Estate Finance Partners (“BREF I”) to 33%. As a result, the company began to consolidate BREF I under the VIE rules. BREF I originates high quality real estate finance investments on a leveraged basis.

104    BROOKFIELD ASSET MANAGEMENT

The company completed the acquisition of Itiquira Energetica S.A. (“Itiquira”) during the second quarter of 2008. Itiquira owns and operates a 156 megawatt hydroelectric facility located on the Itiquira River in Mato Grosso, Brazil.

During the second quarter of 2008, the company acquired MB Engenharia S.A. (“MB”). MB’s operations include land development and homebuilding in the middle and middle-low segments throughout Brazil.

In the fourth quarter of 2008, a subsidiary of the company merged with Company S.A. (“Company”), decreasing Brookfield’s ownership in the consolidated entity. Company’s operations include land development and residential.

In December 2008, the company increased its ownership interest in Norbord Inc. (“Norbord”) from 36% to 60% through the purchase of 99 million common shares and 50 million warrants issued as a result of a rights offering. As a result of the increase in ownership, the company ceased equity accounting for its investment in Norbord and commenced consolidating Norbord. Norbord is an international producer of wood-based panels and oriented strand board.

In addition, the company also acquired $222 million of net assets which primarily relate to its timber, residential, retail mall and power generation operations.

The following table summarizes the balance sheet impact of the significant acquisitions in 2008:

(MILLIONS)	BREF I	Itiquira	MB	Company	Norbord	Other	Total
Cash, accounts receivable and other	$1,389	$67	$212	$396	$127	$8	$2,199
Intangible assets	—	—	—	—	—	28	28
Goodwill	—	—	57	172	—	13	242
Property, plant and equipment	—	436	246	181	791	477	2,131
Non-recourse and corporate borrowings	(977)	(44)	(277)	(418)	(507)	(108)	(2,331)
Accounts payable and other liabilities	(134)	(7)	(174)	(45)	(160)	(21)	(541)
Future income tax asset (liability)	—	(59)	6	—	(73)	(4)	(130)
Non-controlling interests in net assets	(246)	—	(41)	(165)	(106)	(171)	(729)
	$32	$393	$29	$121	$72	$222	$869

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the company has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Fair Value of Financial Instruments

Financial instruments classified or designated as held-for-trading or available-for-sale are carried at fair value on the Consolidated Balance Sheets except for equity instruments designated as available-for-sale that do not have a quoted price from an active market, which are carried at cost. The carrying amount of available-for-sale financial assets that do not have a quoted price from an active market was $158 million at December 31, 2009 (2008 – $143 million). Changes in the fair values of financial instruments classified as held-for-trading and available-for-sale are recognized in Net Income and Other Comprehensive

2009 ANNUAL REPORT    105

Income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in Accumulated Other Comprehensive Income are reclassified to Net Income when the security is sold or there is a decline in value that is considered to be other-than-temporary. During the year ended December 31, 2009, $29 million of net deferred losses (2008 – $26 million) previously recognized in Accumulated Other Comprehensive Income were reclassified to Net Income as a result of a sale or a determination that a decline in value was an other-than-temporary impairment.

Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at December 31, 2009, unrealized gains and losses in the fair values of available-for-sale financial instruments measured at fair value amounted to $84 million (2008 – $25 million) and $59 million (2008 – $169 million) respectively. Unrealized gains and losses for debt and equity securities are primarily due to changing interest rates, market prices and foreign exchange movements.

Gains or losses arising from changes in the fair value of held-for-trading financial assets are presented in the Consolidated Statements of Income, within Investment and Other Income, in the period in which they arise. Dividends on held-for-trading and available-for-sale financial assets are recognized in the Consolidated Statements of Income as part of Investment and Other Income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Income as part of Investment and Other Income.

Carrying Value and Fair Value of Selected Financial Instruments

The following table provides a comparison of the carrying values and fair values for selected financial instruments as at December 31, 2009 and December 31, 2008.

	2009							2008
Financial Instrument Classification	Held-for- Trading	Available-for-Sale		Held-to- Maturity	Loans Receivable / Payable and Other Liabilities	Total		Total
MEASUREMENT BASIS (MILLIONS)	(Fair Value)	(Fair Value)	(Cost)		(Amortized Cost)	(Carrying Value)	(Fair Value)	(Carrying Value)	(Fair Value)
Financial assets
Cash and cash equivalents	$1,375	$—	$—	$—	$—	$1,375	$1,375	$1,242	$1,242
Financial assets
Government bonds	109	451	—	—	—	560	560	557	557
Corporate bonds	621	308	—	—	89	1,018	990	573	573
Fixed income securities	4	309	—	—	—	313	313	431	431
Common shares	36	152	158	—	—	346	664	336	639
Loans receivable	—	—	—	—	136	136	136	174	174
Loans and notes receivable	—	—	—	1,560	236	1,796	1,703	2,061	1,596
Accounts receivable and other[1]	1,029	—	—	—	3,876	4,905	4,905	3,666	3,666
Total	$3,174	$1,220	$158	$1,560	$4,337	$10,449	$10,646	$9,040	$8,878
Financial liabilities
Corporate borrowings	$—	$—	$—	$—	$2,593	$2,593	$2,659	$2,284	$2,144
Property-specific mortgages	—	—	—	—	26,731	26,731	26,236	24,398	23,885
Subsidiary borrowings	—	—	—	—	3,663	3,663	3,666	3,593	3,354
Accounts payable and other liabilities[1]	674	—	—	—	7,689	8,363	8,363	7,441	7,441
Capital securities	—	—	—	—	1,641	1,641	1,632	1,425	1,293
	$674	$—	$—	$—	$42,317	$42,991	$42,556	$39,141	$38,117
1.	Includes $292 million of Accounts Receivable and Other and $424 million of Accounts Payable and Other Liabilities which are elected for hedge accounting

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or

106    BROOKFIELD ASSET MANAGEMENT

a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts primarily to hedge the sale of power; interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the year ended December 31, 2009, pre-tax net unrealized gains of $100 million (2008 – $3 million) were recorded in Other Comprehensive Income for the effective portion of the cash flow hedges.

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2009, unrealized pre-tax net losses of $251 million (2008 – gains of $285 million) were recorded in Other Comprehensive Income for the effective portion of hedges of net investments in self-sustaining foreign operations.

Financial Instrument Disclosures

In June 2009, the CICA issued amendments to its Financial Instruments Disclosure standard to expand disclosures of financial instruments measured at fair value consistent with new disclosure requirements made under IFRS. Fair value hierarchical levels that are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are interest rate swap contracts and other derivative contracts.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, and other derivative contracts.

2009 ANNUAL REPORT    107

Assets and liabilities measured at fair value on a recurring basis include $604 million (2008 – $452 million) of financial assets and $410 million (2008 – $381 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The table below categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	2009				2008
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Financial assets
Cash and cash equivalents	$1,375	$—	$—	$1,375	$1,242
Financial assets
Government bonds	190	370	—	560	557
Corporate bonds	508	398	23	929	573
Fixed income securities	38	—	275	313	431
Common shares	133	55	—	188	193
Accounts receivable and other	723	—	306	1,029	610
Total	$2,967	$823	$604	$4,394	$3,606
Financial liabilities
Accounts payable and other liabilities	$97	$167	$410	$674	$371
Total	$97	$167	$410	$674	$371

4.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2009 is below the carrying value by $93 million (2008 – $465 million) based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

The loans and notes receivable mature over the next seven years (2008 – eight years), with an average maturity of approximately one year (2008 – one year) and include fixed rate loans totalling $94 million (2008 – $107 million) with an average yield of 7.7% (2008 – 7.4%).

The company acquired the underlying assets of two real estate loans receivable and recorded a $12 million loan impairment representing the difference between the carrying value of the loans and the estimated value of the net assets acquired.

5.	INVESTMENTS

Equity accounted investments include the following:

	% of Investment		Book Value
(MILLIONS)	2009	2008	2009	2008
Transelec	28%	28%	$378	$324
Property funds	13 - 25%	20 - 25%	480	233
Prime Infrastructure	40%	—	657	—
DBCT	49%	—	254	—
Other	Various	Various	155	126
Brazil transmission	—	7 - 25%	—	207
Total			$1,924	$890

In the fourth quarter of 2009, the company acquired a 40% interest in Prime Infrastructure which is comprised of a number of utility, energy and transportation assets as part of the BBI Transaction. As part of the same transaction, the company acquired a 49% indirect ownership interest in Dalrymple Bay Coal Terminal (“DBCT”). See Note 2 for further information.

Also in the fourth quarter of 2009, the company increased its ownership interest in MAFCA and commenced accounting for its investment in the fund on a consolidated basis. This resulted in the company consolidating the fund’s $339 million of equity accounted investments as “property fund investments” in the foregoing table. See Note 2 for further information.

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The company sold its Brazilian transmission investment in the second quarter of 2009 for proceeds of $275 million.

6.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	2009	2008
Accounts receivable	(a)	$4,201	$3,056
Prepaid expenses and other assets	(b)	2,781	2,548
Restricted cash	(c)	704	610
Future tax assets		919	711
Total		$8,605	$6,925

(a)	Accounts Receivable

Accounts receivable includes $2,447 million (2008 – $1,351 million) of work-in-process related to contracted sales from the company’s residential development operations. Also included in accounts receivable are loans receivable from employees of the company and consolidated subsidiaries of $6 million (2008 – $6 million).

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes $803 million (2008 – $778 million) of levelized receivables arising from straight-line revenue recognition for commercial property leases and power sales contracts. Also included is $461 million (2008 – $609 million) of inventory primarily related to industrial businesses.

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

7.	INTANGIBLE ASSETS

Intangible assets includes $1,341 million (2008 – $1,470 million) related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties which is presented net of $575 million (2008 – $526 million) of accumulated amortization.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2009	2008
Renewable power generation	(a)	$5,638	$4,954
Commercial properties	(b)	24,270	21,598
Infrastructure	(c)	3,247	2,879
Development activities	(d)	6,404	5,342
Other plant and equipment	(e)	2,105	1,992
Total		$41,664	$36,765
(a) Renewable Power Generation
(MILLIONS)		2009	2008
Hydroelectric power facilities		$6,235	$5,240
Wind energy		319	291
Co-generation and pumped storage		179	188
		6,733	5,719
Less: accumulated depreciation		1,328	1,018
		5,405	4,701
Generating facilities under development		233	253
Total		$5,638	$4,954

Generation assets includes the cost of the company’s 163 hydroelectric generating stations, one wind energy farm, one pumped storage facility and two natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2046.

2009 ANNUAL REPORT    109

(b)	Commercial Properties

(MILLIONS)	2009	2008
Commercial properties	$24,163	$20,711
Less: accumulated depreciation	1,900	1,437
	22,263	19,274
Commercial developments	2,007	2,324
Total	$24,270	$21,598

Included in commercial properties is $3,961 million (2008 – $3,934 million) of land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $29 million (2008 – $29 million) annually for the next five years and $1,750 million (2008 – $1,804 million) in total on an undiscounted basis.

Construction costs of $125 million and interest costs of $132 million were capitalized to the commercial property portfolio for properties undergoing development in 2009 (2008 – $397 million and $157 million, respectively).

(c)	Infrastructure

(MILLIONS)	Note		2009	2008
Timber	(i	)	$2,802	$2,721
Utilities and energy	(ii	)	144	158
Transportation	(iii	)	301	—
Total			$3,247	$2,879
(i) Timber
(MILLIONS)			2009	2008
Timber			$3,166	$2,987
Other property, plant and equipment			16	19
			3,182	3,006
Less: accumulated depletion and amortization			380	285
Total			$2,802	$2,721
(ii) Utilities and Energy
(MILLIONS)			2009	2008
Utilities and energy assets			$216	$167
Other property, plant and equipment			—	82
			216	249
Less: accumulated depreciation			72	91
Total			$144	$158

The company’s utilities and energy assets are comprised of power transmission and distribution networks, which are operated under regulated rate base arrangements that are applied to the company’s invested capital.

In the fourth quarter of 2009, the company disposed of its Canadian distribution assets for consideration of C$75 million.

(iii)	Transportation

(MILLIONS)	2009	2008
Transportation assets	$302	$—
Less: accumulated depreciation	1	—
Total	$301	$—

In connection with the BBI Transaction, the company acquired PD Ports, the third largest port operator in the UK by volume. See Note 2 for further information.

110    BROOKFIELD ASSET MANAGEMENT

(d)	Development Activities

Development activities include properties relating to the company’s opportunity investments, residential properties, residential land and other, and construction operations.

(MILLIONS)	Note	2009	2008
Opportunity investments	(i)	$917	$850
Residential properties	(ii)	3,059	2,431
Residential land and other	(iii)	2,317	1,937
Construction		111	124
Total		$6,404	$5,342
(i) Opportunity Investments
(MILLIONS)		2009	2008
Commercial and other properties		$1,016	$926
Less: accumulated depreciation		99	76
Total		$917	$850
(ii) Residential Properties
(MILLIONS)		2009	2008
Residential properties – owned		$2,933	$2,362
– optioned		126	69
Total		$3,059	$2,431

Residential properties include infrastructure, land under option, and construction in progress for single-family homes and condominiums. During 2009, the company capitalized $104 million of interest (2008 – $148 million) to its residential land operations.

(iii)	Residential Land and Other

Residential land and other includes rural lands held for future development in agricultural or residential areas.

(e)	Other Plant and Equipment

Other plant and equipment includes capital assets associated primarily with the company’s investments in Fraser Papers Inc., Norbord Inc., Western Forest Products Inc., and other consolidated entities within the company’s restructuring funds.

9.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2009	2008
Term debt	Public – U.S.	March 1, 2010	5.75%	US$	$200	$200
Term debt	Public – U.S.	June 15, 2012	7.13%	US$	350	350
Term debt	Private – U.S.	October 23, 2012	6.40%	US$	75	75
Term debt	Private – U.S.	October 23, 2013	6.65%	US$	75	75
Term debt	Private – Canadian	April 30, 2014	6.26%	C$	35	—
Term debt	Public – Canadian	June 2, 2014	8.95%	C$	475	—
Term debt	Public – U.S.	April 25, 2017	5.80%	US$	240	250
Term debt	Public – Canadian	April 25, 2017	5.29%	C$	238	205
Term debt	Public – U.S.	March 1, 2033	7.38%	US$	250	250
Term debt	Public – Canadian	June 14, 2035	5.95%	C$	285	246
Commercial paper and bank borrowings			L + 62.5 b.p.	US$/C$	388	649
Deferred financing costs[1]					(18)	(16)
Total					$2,593	$2,284
1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

L – One month LIBOR            b.p. – Basis Points

Term debt borrowings have a weighted average interest rate of 5.9% (2008 – 6.3%), and include $1,099 million (2008 – $451 million) repayable in Canadian dollars equivalent to C$1,157 million (2008 – C$550 million).

2009 ANNUAL REPORT    111

The fair value of corporate borrowings at December 31, 2009 was above the company’s carrying values by $66 million (2008 – below by $140 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads. Corporate borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

In 2009, the company issued C$500 million of 8.95% publicly traded term debt due June 2014, as well as a C$40 million secured private placement.

In March 2010, the company repaid $200 million of corporate term debt and issued C$300 million of corporate term debt at 5.2%, which matures in September 2016.

10.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development	Special Situations	Total Annual Repayments
2010	$390	$1,281	$10	$1,032	$64	$2,777
2011	126	5,329	74	722	126	6,377
2012	700	1,793	—	430	636	3,559
2013	138	2,317	454	157	76	3,142
2014	288	1,185	—	41	—	1,514
Thereafter	2,489	4,228	1,528	49	1,068	9,362
Total – 2009	$4,131	$16,133	$2,066	$2,431	$1,970	$26,731
Total – 2008	$3,588	$15,219	$1,648	$2,490	$1,453	$24,398
The local currency composition of property-specific mortgages are as follows:
(MILLIONS)			2009	Local Currency	2008	Local Currency
U.S . dollars			$16,489	$16,489	$16,906	$16,906
Canadian dollars			3,507	3,690	3,085	3,766
Australian dollars			2,879	3,208	2,074	2,943
Brazilian reais			2,431	4,233	1,460	3,415
British pounds			1,201	743	725	496
New Zealand dollars			176	243	101	171
European Union euros			48	33	47	33
			$26,731	$ N/A	$24,398	$ N/A

N/A - not applicable

The weighted average interest rate at December 31, 2009 was 5.2% per annum (2008 – 5.8%).

Property-specific mortgages are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

The fair value of property-specific mortgages was below the company’s carrying values by $495 million (2008 – $513 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

Residential property debt represents amounts drawn under construction financing facilities which are typically established on a project-by-project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single-family homes and condominiums and redrawn to finance the construction of new homes.

112    BROOKFIELD ASSET MANAGEMENT

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development	Special Situations	Other	Total Annual Repayments
2010	$28	$392	$—	$296	$92	$35	$843
2011	122	159	—	179	118	—	578
2012	380	—	—	—	246	—	626
2013	—	—	—	—	5	—	5
2014	—	—	—	—	218	—	218
Thereafter	614	—	—	—	—	779	1,393
Total – 2009	$1,144	$551	$—	$475	$679	$814	$3,663
Total – 2008	$652	$831	$140	$394	$815	$761	$3,593

The local currency composition of subsidiary borrowings are as follows:

(MILLIONS)	2009	Local Currency		2008	Local Currency
U.S . dollars	$1,723		$1,723	$1,865		$1,865
Canadian dollars	1,191		1,253	955		1,166
Australian dollars	588		655	760		1,078
Brazilian reais	—		—	4		10
British pounds	161		100	9		6
	$3,663	$	N/A	$3,593	$	N/A

The fair value of subsidiary borrowings was above the company’s carrying values by $3 million (2008 – was below $239 million), determined by way of discounted cash flows using market rates adjusted for applicable credit spreads.

Commercial properties includes $nil (2008 – $240 million) invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.

Subsidiary borrowings include contingent obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $779 million (2008 – $675 million) of subsidiary obligations relating to the company’s international operations that are subject to credit rating provisions and which are supported by corporate guarantees.

Subsidiary borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at amortized cost calculated using the effective interest method.

11.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	2009	2008
Accounts payable	$5,052	$4,494
Future tax liabilities	1,654	1,461
Other liabilities	3,311	2,949
Total	$10,017	$8,904

Included in accounts payable and other liabilities is $1,674 million (2008 – $1,045 billion) and $696 million (2008 – $453 million) of accounts payable and deferred revenue, respectively, related to the company’s residential development operations. Accounts payable also includes $735 million (2008 – $1,014 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

12.	INTANGIBLE LIABILITIES

Intangible liabilities represent below-market tenant leases and above-market ground leases assumed on acquisitions, net of accumulated amortization. At December 31, 2009, $741 million (2008 – $891 million) of below-market tenant leases and above-market ground leases were recorded net of $476 million of amortization (2008 – $374 million).

2009 ANNUAL REPORT    113

13.	CAPITAL SECURITIES

The company has the following capital securities outstanding:

(MILLIONS)	Note	2009	2008
Corporate preferred shares	(a)	$632	$543
Subsidiary preferred shares	(b)	1,009	882
Total		$1,641	$1,425

(a)	Corporate Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2009	2008
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$238	$205
	4,032,401	Series 11	5.50%	C$	96	83
	7,000,000	Series 12	5.40%	C$	166	143
	6,000,000	Series 21	5.00%	C$	142	123
Deferred financing costs					(10)	(11)
Total					$632	$543

Subject to approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

CLASS A PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018
Series 21	June 30, 2013	June 30, 2013	June 30, 2013

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2009	2008
Class AAA preferred shares of	8,000,000	Series F	6.00%	C$	$190	$164
Brookfield Properties Corporation	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	190	164
	8,000,000	Series I	5.20%	C$	190	164
	8,000,000	Series J	5.00%	C$	190	164
	6,000,000	Series K	5.20%	C$	143	123
Deferred financing costs					(4)	(7)
Total					$1,009	$882

The subsidiary preferred shares are redeemable at the option of either the company or the holder, at any time after the following dates:

CLASS AAA PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

114    BROOKFIELD ASSET MANAGEMENT

14.	NON-CONTROLLING INTERESTS

Non-controlling interests represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2009	2008
Common equity	$ 8,182	$ 5,875
Preferred equity	787	446
Total	$ 8,969	$ 6,321

Non-controlling interests in common equity increased by $2,125 million during 2009 as a result of equity issuances in the company’s consolidated subsidiaries.

15.  PREFERRED EQUITY

Preferred equity represents perpetual preferred shares and consists of the following:

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Term	2009	2008	2009	2008
Class A preferred shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$ 169	$ 169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,805,948	29	29
Series 9	4.35%	Perpetual	2,194,052	2,194,052	35	35
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	8,000,000	174	174
Series 18	4.75%	Perpetual	8,000,000	8,000,000	181	181
Series 22	7.00%	Perpetual	12,000,000	—	274	—
Total					$ 1,144	$ 870
1.	Rate determined in a quarterly auction

P – Prime Rate      B.A. – Bankers’ Acceptance Rate      b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

In June 2009, the company issued 12,000,000 Class A series 22, 7% preferred shares for cash proceeds of C$300 million, and incurred transaction costs of C$9 million.

In January 2010, the company issued 11,000,000 Class A series 24, 5.4% preferred shares for cash proceeds of C$275 million, and incurred transaction costs of C$8 million.

16.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

2009 ANNUAL REPORT    115

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2009	2008
Class A and B common shares	$ 1,289	$ 1,278
Contributed surplus	58	42
Retained earnings	4,451	4,361
Accumulated other comprehensive income (loss)	605	(770)
Common equity	$ 6,403	$ 4,911
NUMBER OF SHARES
Class A common shares	572,782,819	572,479,652
Class B common shares	85,120	85,120
	572,867,939	572,564,772
Unexercised options	34,883,426	27,761,269
Total diluted common shares	607,751,365	600,326,041

(a)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2009 and 2008, the number of issued and outstanding common shares changed as follows:

	2009	2008
Outstanding at beginning of year	572,564,772	583,612,701
Shares issued (repurchased)
Dividend reinvestment plan	178,962	161,386
Management share option plan	1,622,444	3,014,077
Repurchases	(1,498,249)	(14,224,303)
Other	10	911
Outstanding at end of year	572,867,939	572,564,772

In 2009, the company repurchased 1,498,249 (2008 – 14,224,303) Class A common shares under normal course issuer bids at a cost of $18 million (2008 – $287 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $14 million (2008 – $33 million).

(b)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2009	2008
Net income	$ 454	$ 649
Preferred share dividends	(43)	(44)
Net income available for common shareholders	$ 411	$ 605
Weighted average outstanding common shares	572.2	581.1
Dilutive effect of options using treasury stock method	8.1	10.8
Common shares and common share equivalents	580.3	591.9

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common shares, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

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(c)	Stock-Based Compensation

Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2009, the company granted 10,154,850 (2008 – 3,823,000) options with an average exercise price of $14.31 (C$17.78) (2008 – C$31.47) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2008 – 7.5 year), 32% volatility (2008 – 27%), a weighted average expected annual dividend yield of 3.7% (2008 – 1.7%), a risk-free rate of 2.3% (2008 – 3.9%) and a liquidity discount of 25% (2008 – 25%). The cost of $21 million (2008 – $21 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.

The changes in the number of options during 2009 and 2008 were as follows:

	2009		2008
	Number of Options (000’s)	Weighted Average Exercise Price	Number of Options (000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	27,761	C$ 19.61	27,344	C$ 17.12
Granted	10,155	17.78	3,823	31.47
Exercised	(1,623)	7.76	(3,014)	10.18
Cancelled	(1,410)	32.37	(392)	34.54
Outstanding at end of year	34,883	C$ 19.11	27,761	C$ 19.61
Exercisable at end of year	18,408		16,671
At December 31, 2009, the following options to purchase Class A common shares were outstanding:
NUMBER OUTSTANDING (000’S)		Exercise Price	Weighted Average Remaining Life	Number Exercisable (000’s)
2,129		C$4.90 – C$6.73	0.6 years	2,129
6,210		C$7.61 – C$9.84	2.4 years	6,210
12,839		C$13.37 – C$19.03	8.0 years	2,958
7,946		C$20.21 – C$30.22	5.7 years	5,446
5,759		C$31.62 – C$46.59	7.7 years	1,665
34,883				18,408

A Restricted Share Unit Plan provides for the issuance of Deferred Share Units (“DSUs”), as well as Restricted Share Appreciation Units (“RSAUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSAUs. The value of the vested DSUs and RSAUs as at December 31, 2009 was $215 million (2008 – $132 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2009, including those of operating subsidiaries, totalled $26 million (2008 – $61 million), net of the impact of hedging arrangements.

2009 ANNUAL REPORT    117

17.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at the end of 2009 and 2008 are as follows:

(MILLIONS)	Note	2009	2008
Foreign exchange	(a)	$ 2,220	$ 3,607
Interest rates	(b)	6,503	8,085
Credit default swaps	(c)	365	2,465
Equity derivatives	(d)	567	417
Commodity instruments (energy)	(e)	365	198
		$ 10,020	$ 14,772

(a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2009 and December 31, 2008.

	Notional Amount (U.S . Dollars)		Average Exchange Rate
(MILLIONS)	2009	2008	2009	2008
Foreign exchange contracts
Canadian dollars	$ 192	$ 278	$ 0.95	$ 0.82
British pounds	364	960	1.61	1.48
Australian dollars	389	1,053	0.81	0.67
European Union euros	176	121	1.46	1.49
Danish kroner	54	—	0.19	—
Brazilian reais	3	249	1.75	1.92
Cross currency interest rate swaps
Canadian dollars	569	669	0.79	0.67
Australian dollars	24	141	0.66	0.77
Brazilian reais	—	136	—	1.71
Foreign exchange options	449	—	0.73	—
	$ 2,220	$ 3,607	$ N/A	$ N/A

Included in net income, are net gains on foreign currency balances amounting to $16 million (2008 – $37 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $1 million (2008 – $139 million).

(b)	Interest Rates

At December 31, 2009, the company held interest rate swap contracts having an aggregate notional amount of $650 million (2008 – $400 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $4,953 million (2008 – $3,292 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $900 million (2008 – $4,393 million).

(c)	Credit Default Swaps

As at December 31, 2009, the company held credit default swap contracts with an aggregate notional amount of $365 million (2008 – $2,465 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $245 million (2008 – $2,407 million) of the notional amount and could be required to make payments in respect of $120 million (2008 – $58 million) of the notional amount.

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(d)	Equity Derivatives

At December 31, 2009, the company and its subsidiaries held equity derivatives with a notional amount of $567 million (2008 – $417 million) recorded at an amount equal to fair value. A portion of the notional amount represents a $366 million (2008 – $263 million) hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected as either fair value hedges, cash flow hedges or net investment hedges, and records changes in the value of the effective portion of the hedge in either Other Comprehensive Income or Net Income, depending on the hedge classification and records changes in the value of the ineffective portion of the hedge in Net Income during the year:

		Net Gain (Losses)
(MILLIONS)	Notional	Effective Portion	Ineffective Portion
Fair value hedges	$ 447	$ 8	$ 2
Cash flow hedges	4,684	100	1
Net investment hedges	1,064	(92)	5
	$ 6,195	$ 16	$ 8

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2009 and 2008, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2009	Unrealized Losses During 2009	Net Change During 2009	2008 Net Change
Foreign exchange derivatives	$ 87	$ (70)	$ 17	$ 176
Interest rate derivatives
Interest rate swaps	212	(8)	204	(180)
Interest rate caps	4	(3)	1	2
	216	(11)	205	(178)
Credit default swaps	—	(4)	(4)	27
Equity derivatives	66	(47)	19	(219)
Commodity derivatives	83	(112)	(29)	147
	$ 452	$ (244)	$ 208	$ (47)

2009 ANNUAL REPORT    119

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity, as at December 31, 2009, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

	Residual Term to Contractual Maturity
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount
Held-for-trading
Foreign exchange derivatives	$ 316	$ 473	$ —	$ 789
Interest rate derivatives
Interest rate swaps	798	198	478	1,474
Interest rate caps	356	28	—	384
	1,154	226	478	1,858
Credit default swaps	—	365	—	365
Equity derivatives	37	336	184	557
Commodity derivatives	37	100	119	256
	1,544	1,500	781	3,825
Elected for hedge accounting
Foreign exchange derivatives	1,065	366	—	1,431
Interest rate derivatives
Interest rate swaps	1,100	3,024	5	4,129
Interest rate caps	160	356	—	516
	1,260	3,380	5	4,645
Equity derivatives	10	—	—	10
Commodity derivatives	93	16	—	109
	2,428	3,762	5	6,195
	$ 3,972	$ 5,262	$ 786	$ 10,020

18.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in interest rates, floating rate assets and liabilities by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Financial instruments held by the company that are subject to market risk include securities and loans and notes receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability in net income and other comprehensive income are described in the following paragraphs.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded

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at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50-basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $29 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10-basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $1 million and an increase in other comprehensive income of $2 million, before tax for the year ended December 31, 2009.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $16 million increase in the value of these positions on a combined basis, of which $20 million relates to the Canadian dollar. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $32 million as at December 31, 2009, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have increased net income by $6 million and decreased other comprehensive income by $8 million, prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $16 million. This increase would be offset by a $17 million change in value of the associated equity derivatives of which $16 million would offset the above mentioned increase in compensation expense and the remaining $1 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2009 by approximately $21 million and other comprehensive income by $4 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a net notional amount of $125 million at December 31, 2009. The company is exposed to changes in the credit spread of the contracts’ underlying

2009 ANNUAL REPORT    121

reference asset. A 10-basis point increase in the credit spread of the underlying reference assets would have increased net income by $0.3 million for the year ended December 31, 2009, prior to taxes.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

19.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2009, these items totalled $8.2 billion on a book value basis (2008 – $6.3 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment- grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $3.4 billion based on book values at December 31, 2009 (2008 – $3.0 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2009 was 27% (2008 – 28%), which is within the company’s target of between 20% and 30% on a book value basis.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital

122    BROOKFIELD ASSET MANAGEMENT

is typically managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2009. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

20.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes, other provisions and non-controlling interests in income. The details are as follows:

	2009			2008
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net
Renewable power generation	$ 1,156	$ 387	$ 769	$ 1,286	$ 400	$ 886
Commercial properties	2,918	1,192	1,726	2,761	1,094	1,667
Infrastructure	339	230	109	455	259	196
Development activities	1,965	1,636	329	1,990	1,824	166
Special situations	1,754	1,635	119	2,090	1,786	304
Realization gains	—	—	413	—	—	164
	$ 8,132	$ 5,080	$ 3,465	$ 8,582	$ 5,363	$ 3,383

21.	NON-CONTROLLING INTERESTS IN INCOME

Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, income taxes and other provisions.

(MILLIONS)	2009	2008
Non-controlling interests’ share of net income prior to the following	$ 892	$ 810
Non-controlling interests’ share of depreciation and amortization, provisions and other, and future income taxes	(673)	(437)
Non-controlling interests in net income	$ 219	$ 373
Distributed as recurring dividends
Preferred	$ 4	$ 2
Common	235	203
(Overdistributed)/undistributed	(20)	168
Non-controlling interests in net income	$ 219	$ 373
22. INCOME TAXES
(MILLIONS)	2009	2008
Current	$ (4)	$ (7)
Future	24	(461)
Current and future income tax expense/(recovery)	$ 20	$ (468)

Future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $433 million (2008 – $215 million) that relate to non-capital losses which expire over the next 20 years, and $129 million (2008 – $82 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $165 million (2008 – $177 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $273 million (2008 – $237 million) that relate to operating losses which generally have no expiry date. The benefit of these tax losses is reduced by $81 million (2008 – nil) for future tax liabilities that are expected to reverse at the same time. The amount of non-capital and capital losses and deductible

2009 ANNUAL REPORT    123

temporary differences for which no future income tax assets have been recognized is approximately $2,829 million (2008 – $2,887 million). The future income tax liabilities represent the cumulative amount of income tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be effective at the time the differences are anticipated to reverse. The future income tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes. The future income tax assets and liabilities are recorded in accounts receivable and other and accounts payable and other liabilities on the balance sheet.

The following table reflects the company’s effective tax rate at December 31, 2009 and 2008:

	2009	2008
Statutory income tax rate	33%	33%
Increase/(reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(15)%	(19)%
Portion of income not subject to tax	(14)%	(6)%
International operations subject to different tax rates	(19)%	(26)%
Change in tax rates on temporary differences	5%	(99)%
Recognition of future tax assets/(liabilities)	(6)%	7%
Foreign exchange gain and losses	3%	(27)%
Non-recognition of the benefit of current year’s tax losses	14%	27%
Other	3%	13%
Effective income tax rate	4%	(97)%
23. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts:
(MILLIONS)	2009	2008
Assets	$ 4,434	$ 5,615
Liabilities	2,292	2,912
Operating revenues	548	693
Operating expenses	376	454
Net income	35	92
Cash flows from operating activities	179	104
Cash flows used in investing activities	(35)	(145)
Cash flow from financing activities	4	105

24.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ income for 2009 was $15 million (2008 – expense of $13 million). The discount rate used was 6% (2008 – 6%) with an increase in the rate of compensation of 4% (2008 – 3%) and an investment rate of 8% (2008 – 7%).

(MILLIONS)	2009	2008
Plan assets	$ 1,063	$ 983
Less accrued benefit obligation:
Defined benefit pension plan	(1,186)	(1,094)
Other post-employment benefits	(34)	(62)
Net liability	(157)	(173)
Less: Unamortized transitional obligations and net actuarial losses	264	291
Accrued benefit asset	$ 107	$ 118

124    BROOKFIELD ASSET MANAGEMENT

25.	SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2009	2008
Corporate borrowings
Issuances	$459	$150
Repayments	(20)	(300)
Net commercial paper and bank borrowings (repaid)/issued	(333)	483
	$106	$333
Property-specific mortgages
Issuances	$2,465	$4,830
Repayments	(3,152)	(5,968)
	$(687)	$(1,138)
Other debt of subsidiaries
Issuances	$1,302	$1,169
Repayments	(1,684)	(1,553)
	$(382)	$(384)
Common shares
Issuances	$14	$32
Repurchases	(18)	(281)
	$(4)	$(249)
Renewable power generation
Proceeds of dispositions	$—	$—
Investments	(195)	(529)
	$(195)	$(529)
Commercial properties
Proceeds of dispositions	$33	$768
Investments	(662)	(1,270)
	$(629)	$(502)
Infrastructure
Proceeds of dispositions	$314	$613
Investments	(1,220)	(252)
	$(906)	$361
Development activities
Proceeds of dispositions	$128	$216
Investments	(267)	(340)
	$(139)	$(124)
Loans and notes receivable
Loans collected	$286	$781
Loans advanced	(136)	(940)
	$150	$(159)
Financial assets
Securities sold	$874	$1,269
Securities purchased	(1,132)	(665)
	$(258)	$604

Cash taxes paid were $5 million (2008 – $78 million) and are included in current income taxes. Cash interest paid totalled $1,867 million (2008 – $2,163 million). Sustaining capital expenditures in the company’s renewable power generating operations were $70 million (2008 – $70 million), in its property operations were $49 million (2008 – $48 million) and in its infrastructure operations were $13 million (2008 – $9 million).

Included in cash and cash equivalents is $1,109 million (December 31, 2008 – $863 million) of cash and $266 million of short-term deposits at December 31, 2009 (December 31, 2008 – $379 million).

2009 ANNUAL REPORT    125

26.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly transportation, utilities and timberland operations located in Australia, North America, the United Kingdom and South America;

(d)

development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	special situations operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets and related revenues, cash flows and income are presented as cash and financial assets.

Revenue, net income (loss) and assets by reportable segments are as follows:

	2009			2008
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income (Loss)	Assets	Revenue	Net Income (Loss)	Assets
Asset management and other	$ 1,691	$ 135	$ 2,603	$ 2,149	$ 71	$ 2,212
Renewable power generation	1,206	489	7,043	1,286	328	6,473
Commercial properties	2,967	95	27,718	3,226	154	24,917
Infrastructure	418	(8)	5,978	613	33	4,413
Development activities	1,962	(43)	9,756	1,634	8	7,283
Special situations	3,347	(179)	6,893	3,387	86	6,131
Cash and financial assets	491	(35)	1,911	614	(31)	2,168
	$ 12,082	$ 454	$ 61,902	$ 12,909	$ 649	$ 53,597
Revenue and assets by geographic segments are as follows:
AS AT AND FOR THE YEARS ENDED DECEMBER 31	2009			2008
(MILLIONS)	Revenue		Assets	Revenue		Assets
United States	$ 5,774		$ 30,688	$ 5,639		$ 28,203
Canada	2,262		10,403	3,005		10,757
Australia	1,587		7,967	1,826		6,031
Brazil	1,345		9,249	1,092		5,749
Europe	716		3,093	543		1,901
Other	398		502	804		956
	$ 12,082		$ 61,902	$ 12,909		$ 53,597

126    BROOKFIELD ASSET MANAGEMENT

27.	OTHER INFORMATION

(a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2009, the company and its subsidiaries had $1,285 million (2008 – $1,269 million) of such commitments outstanding of which $244 million (2008 – $211 million) is included in liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has $2.5 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

(b)	Insurance

The company conducts insurance operations as part of its asset management activities. As at December 31, 2009, the company held insurance assets of $717 million (2008 – $926 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2009, net underwriting losses on reinsurance operations were $8 million (2008 – $18 million) representing $102 million (2008 – $363 million) of premium and other revenues offset by $110 million (2008 – $381 million) of reserves and other expenses.

2009 ANNUAL REPORT    127

FIVE-YEAR FINANCIAL REVIEW

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2009	2008		2007	2006	2005
Per Common Share (fully diluted)
Book value – Canadian GAAP	$ 11.58	$ 8.92		$ 11.64	$ 9.37	$ 7.87
Underlying value – adjusted IFRS basis[1]	28.53	26.56		—	—	—
Cash flow from operations	2.43	2.33		3.11	2.95	1.46
Net income	0.71	1.02		1.24	1.90	2.72
Market trading price – NYSE	22.18	15.27		35.67	32.12	22.37
Dividends paid	0.52	1.45	[2]	0.47	0.39	0.26
Common shares outstanding
Basic	572.9	572.6		583.6	581.8	579.6
Diluted	607.8	600.3		611.0	610.8	608.0

Total (millions)
Total assets under management[1,3]	$ 108,342	$ 89,753		$ 94,340	$ 71,121	$ 49,700
Consolidated balance sheet assets	61,902	53,597		55,597	40,708	26,058
Corporate borrowings	2,593	2,284		2,048	1,507	1,620
Common equity – Canadian GAAP	6,403	4,911		6,644	5,395	4,514
Underlying value – adjusted IFRS basis [1]	17,850	16,369		—	—	—
Revenues	12,082	12,909		9,343	6,897	5,220
Operating income	4,515	4,616		4,356	3,653	2,214
Cash flow from operations	1,450	1,423		1,907	1,801	908
Net income	454	649		787	1,170	1,662
1.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results)

2.	Includes Brookfield Infrastructure special dividend of $0.94 and regular dividends of $0.51 per share
3.	Assets under management for 2005 through 2007 reflect the combination of fair values and Canadian GAAP carrying values

128    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this Annual Report, in other filings with Canadian regulators or the SEC or in other communications. The words “bodes,” “enable,” “usually,” “probably,” “objective,” “hope,” “become,” “beginning,” “often,” “seek,” “position,” “protect,” “coming,” “provide,” “predominantly,” “leading,” “ensure,” “increasing,” “achieve,” “strategy,” “intend,” “extend,” “projected,” “periodically,” “enable,” “enhance,” “maintain,” “objective,” “pursue,” “generate,” “build,” “capitalize,” “create,” “largely,” “continue,” “believe,” “typically,” “expect,” “potential,” “primarily,” “generally,” “anticipate,” “goal,” “might,” “estimated,” “expand,” “scheduled,” “tend,” “opportunity,” “likely,” “growth,” “regularly,” derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “would,” “may,” “will,” “can,” “could” or “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.

Forward-looking statements in this Annual Report include, among others, statements with respect to: the future impact of our investments; the people we have attracted to our operations and the capital we have raised; our intention to focus reporting on International Financial Reporting Standards (“IFRS”) valuations instead of share price; compound risk-adjusted returns over the long-term; our expectations with respect to short-term underperformance of our private investment funds; the timing of our investments; our belief that acquiring assets through distress situations offers a way to acquire assets at meaningful discounts to their intrinsic value; growth of our distribution facilities and other similar operations at our shipping terminal; our view that fossil fuel prices will drive electricity prices higher over time; our 20-year Ontario power contract and future cash flows generated from it; our intention to re-lease an office property in San Francisco; recapitalization of property debt positions; expected increases in value of our multi-family apartments; global opportunities; benefits to our hydro electric power plants as carbon emissions are priced into the cost of electricity production; our intention to drive increased cash flows through operational improvements, organic growth and acquisitions; our predictions about the institutional market in 2010; our adoption of IFRS in 2010; our belief that IFRS enables the company to show cash flows and wealth created in a more transparent fashion; the assessment of value increase or decrease under IFRS; estimated values for assets that are not re-valued under IFRS; procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS; accounting policies expected to be adopted under IFRS; income and equity statements serving as a total return statement; our view that the value of our assets increases by an amount equal to the capitalized value of the increase in cash flows generated by the assets; projections about the impact of a 100-basis point change to discount rates applied to our renewable power plants and commercial office properties; our expectation that most economic statistics will represent quarterly positive comparisons; the impact of the recovery of employment levels on our short cycle housing-related businesses; our primary long-term goal to achieve 12%-15% compound annual growth in the underlying value of our business; creating operating efficiencies; lowering our cost of capital; enhancing cash flows; the appeal of our assets; our goal of growing operating cash flow and total return over the longer term; our role as a reliable sponsor of investment transactions; how we differ from other asset management companies; investment of our capital; investments by our Special Situations group; future returns on our investments in undervalued opportunities; future reporting on long-term growth rates for total return; our belief that expansion of our infrastructure operations and allocation of third party capital to our various fund initiatives positions us well for growth; our expectations regarding our infrastructure business; future maturation of loans and notes receivable; periodic revaluation of the carrying values of our tangible assets based on fair market values resulting from our adoption of IFRS; our beliefs that fair market values will be an important indicator of underlying values and will enable us to report on building value on a total return basis; future investment initiatives and growth and value enhancement of our business; contributions from base management fees; expected completion of our wind energy project in Ontario; variances in cash flows due to changes in prices for power and water flows; increases in water storage levels in anticipation of future higher prices for hydroelectric power; our contracted renewable power generation; the purchase of approximately 15% of our expected power generation by the Ontario Power Authority; expected maturities of certain borrowings within our power operations; our level of assurance that rents will be paid in the future; our expectations with respect to our ability to roll our net rental area in the future; discussions with Bank of America/Merrill Lynch to secure advance leasing arrangements for a large lease maturity in 2013; our intention and ability to refinance commercial property debt and subsidiary borrowings in Australia; maturities in our North American operations; future cash flow growth in our retail operations; construction of a transmission project in Texas and its future contribution to cash flow; our expectations of our infrastructure operations to produce increasing revenue and income; debt maturities related to our infrastructure operations; deferring harvesting of our timberlands to allow the trees to continue to grow; development opportunities; objectives with respect to our opportunity investments; future profitable growth in our construction activities; future gross sales revenues in our Brazilian residential business; timing of the development of our land bank in Calgary, Alberta; the transfer of Bay Adelaide Centre to our operating portfolio; the projected construction cost of City Square in Perth, Australia and its scheduled completion; timing of the commencement of construction of our property on Ninth Avenue in New York City; property-specific financings; our use of options to control lots for future years in our residential development properties; residential property lots in Australia and New Zealand as a basis for continued growth; our intention to convert land adjacent to our Western North American timberlands into residential and other purpose land over time; the future gain from the sale of Concert Industries; our expectation that most of our investment returns from our restructuring business will be from disposition gains; restructuring opportunities; expected returns of our real estate financing activities; the impact of potential changes in short-term floating rates on asset returns and net corresponding liabilities in our real estate financing activities; other investments that will be sold in the future once value has been maximized, integrated into our core operations or used to seed new funds, and our expectation to continue to make such investments; our plans with respect to the continuation of the viable portions of Fraser Papers Inc., continued employment of certain employees and preservation of the value of our invested capital in Fraser Papers Inc.; our entitlement to royalties and net profit interests in our infrastructure investments in coal rights in Alberta and British Columbia; the expected commissioning a of 26 megawatt facility in Brazil; our expectation that commercial office transactions will be a primary area of activity for us over the next 24 months; future use of our liquidity as well as broader capital markets trends such as credit spreads, foreign currencies and interest rates; periodic renewal and extension of our corporate borrowings and scheduled expiries; future determination of our legal proceedings with AIG Financial Products; potential future tax payments upon liquidation of the company; our beliefs about the future benefits of our newly acquired assets, future cash flows and asset value growth, IFRS valuations, the next decade, our objectives when managing capital, future income tax liabilities, benefits to our rail operations in Western Australia from increased mining operations, values of our asset classes and their corresponding impact on share value, IFRS being a better representation of our financial position than historical book values, the U.S. economy and private infrastructure funding, wealth creation as measured by the increase in net asset value per share, volatility of the capital markets, long-term increases in demand and pricing for renewable energy, focusing on asset classes we know well and have experience in operating, recovery of cash flow in our timberlands and U.S. residential operations, the fair value of our land holdings; our ability to execute our business plans and act on potential investment opportunities and adverse economic circumstances, continue to acquire assets in the recovery phase of the market cycle; attract capital to our private funds, grow our global asset management business, seek returns in the form of equity participations or other long-term interests, increase operating cash flow per share through our asset management activities, pursue a broad range of transactions and expand our operating base, capitalize on opportunities, pursue investment opportunities and manage forthcoming debt maturities in our commercial properties business; manage our portfolios and tenant relationships on a proactive basis leading to opportunities to

2009 ANNUAL REPORT    129

re-lease space and minimize vacancies, secure lower short-term rates for future financings, attract new tenants to fill our vacant office property space, maintain or increase our net rental income in the future as well as the outlook for the company’s businesses and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current economic downturn; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; defaults by customers on contractual arrangements in our utilities infrastructure operations, future rights to easements, licenses and rights of way for land required for our transportation and utilities infrastructure operations, demand for our transportation operations, timber growth cycles; environmental matters; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

130    BROOKFIELD ASSET MANAGEMENT

CORPORATE GOVERNANCE

Management and the Board of Directors are committed to working together to achieve strong and effective corporate governance. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. We continue to review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices.

Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular prepared each year and distributed to shareholders who requested it along with the Notice of our Annual Meeting. This Statement is also available on our website, www.brookfield.com, at “About Brookfield / Corporate Governance.”

You can also access the following documents referred to in the Statement on our website – our Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating and Management Resources & Compensation), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

SUSTAINABLE DEVELOPMENT

Management and the Board of Directors are committed to the principle that our business decisions will consider a broad range of issues, including the long-term sustainability of our local communities in which we operate, taking into account current and future environmental, safety, health and economic considerations. The review and improvement of our sustainability practices is an ongoing process that we take very seriously throughout our organization.

Environmental initiatives across our operations include energy reduction, water conservation, recycling, air quality standards, wildlife preservation, timber harvesting techniques and erosion control. We believe that these initiatives will benefit the company over the long term from an economic perspective by increasing competitiveness and strengthening the local communities in which we operate. While an appropriate balance is sometimes difficult to achieve, the initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development.

Our renewable energy business is focused on hydroelectricity and wind power generation, while our office properties contain building features, systems and programs that foster environmental responsibility, cost and energy savings for tenants, and the health and safety of all those who work at and visit our properties. We implement comprehensive environmental initiatives in existing properties as well as new development projects to ensure industry standards are achieved and exceeded. For example, our most recent office development, the Bay Adelaide Centre in Toronto, was built to a Leadership in Energy and Environmental Design (“LEED”) Gold standard. The LEED® Green Building Rating System is the internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality.

2009 ANNUAL REPORT    131

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2009 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2010 Annual Meeting of Shareholders will be held at 2:00 p.m. on Wednesday, May 5, 2010 at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18, 21, 22 and 24	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

132    BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Robert J. Harding, F.C.A.

Chairman

Brookfield Asset Management Inc.

Jack L. Cockwell

Group Chairman

Brookfield Asset Management Inc.

Marcel R. Coutu

President and Chief Executive Officer

Canadian Oil Sands Limited

The Hon. J. Trevor Eyton, O.C.

Corporate Director and former

Member of the Senate of Canada

J. Bruce Flatt

Chief Executive Officer

Brookfield Asset Management Inc.

James K. Gray, O.C.

Founder and former Chairman and CEO

Canadian Hunter Exploration Ltd.

Maureen Kempston Darkes, O.C., O.ONT.

Corporate Director, and former President

Latin America, Africa and Middle East

General Motors Corporation

David W. Kerr

Corporate Director

Lance Liebman

Director

American Law Institute

Philip B. Lind, C.M.

Vice-Chairman

Rogers Communications Inc.

G. Wallace F. McCain, O.C., C.C., O.N.B.

Chairman

Maple Leaf Foods Inc.

The Hon. Frank J. McKenna,

P.C., O.C., O.N.B.

Deputy Chair

TD Bank Financial Group

Dr. Jack M. Mintz

Palmer Chair in Public Policy University of Calgary

Patricia M. Newson, C.A.

President and Chief Executive Officer

AltaGas Utility Group Inc.

James A. Pattison, O.C., O.B.C.

Chief Executive Officer

The Jim Pattison Group

George S. Taylor

Corporate Director

Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s website

SENIOR MANAGING PARTNERS

Barry S. Blattman Jeffrey M. Blidner Richard B. Clark Steven J. Douglas J. Bruce Flatt Joseph S. Freedman Harry A. Goldgut	Brian W. Kingston Brian D. Lawson Richard J. Legault Luiz Ildefonso Lopes Cyrus Madon George E. Myhal Samuel J.B. Pollock

CORPORATE OFFICERS J. Bruce Flatt Chief Executive Officer Brian D. Lawson Chief Financial Officer Catherine J. Johnston Corporate Secretary
Brookfield incorporates sustainable development practices within our corporation. This document was printed in Canada using vegetable based inks on FSC certified stock.

Brookfield Asset Management Inc.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States

Three World Financial Center

200 Vesey Street, 10th Floor

New York, New York

10281-0221

T   212.417.7000

F   212.417.7196

Toronto – Canada

Brookfield Place, Suite 300

Bay Wellington Tower

181 Bay Street, Box 762

Toronto, Ontario    M5J 2T3

T   416.363.9491

F   416.365.9642

Sydney – Australia

Level 22

135 King Street

Sydney, NSW 2001

T   61.2.9322.2000

F   61.2.9322.2001

London – United Kingdom

23 Hanover Square

London W1S 1JB

United Kingdom

T   44 (0) 20.7659.3500

F   44 (0) 20.7659.3501

Hong Kong

Lippo Centre, Tower Two

26/F, 2601

89 Queensway, Hong Kong

T   852.2810.4538

F   852.2810.7083

Rio de Janeiro – Brazil

Rua Lauro Müller 116, 21° andar, Botafogo - Rio de Janeiro - Brasil 22290 - 160

CEP: 71.635-250

T   55 (21) 3527.7800

F   55 (21) 3527.7799

Dubai – UAE Level 12, Al Attar Business Tower Sheikh Zayed Road Dubai, UAE T 971.4.3158.500 F 971.4.3158.600

www.brookfield.com	NYSE: BAM TSX: BAM.A EURONEXT: BAMA